As filed with the Securities and Exchange Commission on August 31, 2001

                                                     File No. 000-32651
==============================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              Amendment No. 4

                                     To

                                  Form 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                       The Nasdaq Stock Market, Inc.

                        (Exact Name of Registrant as
                         Specified in Its Charter)

                    Delaware                                    52-1165937
(State or Other Jurisdiction of Incorporation or             (I.R.S. Employer
                  Organization)                            Identification No.)

             One Liberty Plaza                                    10006
             New York, New York                                 (Zip Code)
           (Address of Principal
             Executive Offices)

                       Registrant's telephone number,
                            including area code:
                                212-858-4750

                                 Copies to:

    Edward S. Knight, Esq.                    Matthew J. Mallow, Esq.
The Nasdaq Stock Market, Inc.                 Eric J. Friedman, Esq.
      One Liberty Plaza                Skadden, Arps, Slate, Meagher & Flom LLP
   New York, New York 10006                     Four Times Square
                                              New York, New York 10036

     Securities to be registered pursuant to Section 12(b) of the Act:

                               Not Applicable

   Title of each class                           Name of each exchange on which
   to be so registered                            each class to be registered

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share
                              (Title of class)




                             TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Item 1.      Business.......................................................1

Item 2.      Financial Information.........................................35

Item 3.      Properties....................................................51

Item 4.      Security Ownership of Certain Beneficial Owners
             and Management................................................51

Item 5.      Directors and Executive Officers..............................54

Item 6.      Executive Compensation........................................58

Item 7.      Certain Relationships and Related Transactions................58

Item 8.      Legal Proceedings.............................................60

Item 9.      Market Price of and Dividends on the Registrant's
             Common Equity and Related Stockholder Matters.................60

Item 10.     Recent Sales of Unregistered Securities.......................61

Item 11.     Description of Registrant's Securities to be Registered.......61

Item 12.     Indemnification of Directors and Officers.....................65

Item 13.     Financial Statements and Supplementary Data...................65

Item 14.     Changes in and Disagreements with Accountants on
             Accounting and Financial Disclosure...........................67

Item 15.     Financial Statements and Exhibits.............................67

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................F-1





Certain statements in this registration statement (the "Registration Statement") contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, The Nasdaq Stock Market, Inc.'s ("Nasdaq") ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers should carefully review this Registration Statement in its entirety, including but not limited to Nasdaq's financial statements and the notes thereto and the risks described in "Item 1. Business-Risk Factors." Except for Nasdaq's ongoing obligations to disclose material information under the Federal securities laws, Nasdaq undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, Nasdaq claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Item 1   Business.

Nasdaq Overview

The Nasdaq Stock Market(R) is the world's largest electronic, screen-based equity securities market and the largest equity securities market in the world based on dollar volume. Through its deployment of advanced technology, Nasdaq is positioning itself to become a truly global securities market. Since its inception in 1971, Nasdaq has been a leader in utilizing technology to democratize and extend the reach of the securities markets. Nasdaq provides products and services in the following three principal categories:

         o Issuer services provide information services and products to Nasdaq-listed companies and are responsible for obtaining new listings on Nasdaq. In fiscal year 2000, issuer services accounted for revenues of $149.3 million, which represented approximately 17.9% of Nasdaq's total revenues. For the six months ended June 30, 2001, issuer services accounted for revenues of $77.1 million, which represented approximately 17.4% of Nasdaq's total revenues.

         o Transaction services include collecting, processing and disseminating price quotes of Nasdaq-listed securities, the routing and execution of buy and sell orders for Nasdaq-listed securities and transaction reporting services. Nasdaq's market participants, who consist of market makers, electronic communication networks ("ECNs") and order entry firms, each of which is described below, are the users of Nasdaq's transaction services. In fiscal year 2000, transaction services accounted for revenues of $395.1 million, which represented approximately 47.4% of Nasdaq's total revenues. For the six months ended June 30, 2001, transaction services accounted for revenues of $221.2 million, which represented approximately 49.8% of Nasdaq's total revenues.

         o Market information services provide varying levels of quote and trade information to data vendors, who in turn sell it to the public. In fiscal year 2000, market information services accounted for revenues of $258.3 million, which represented approximately 31.0% of Nasdaq's total revenues. For the six months ended June 30, 2001, market information services accounted for revenues of $118.7 million, which represented approximately 26.7% of Nasdaq's total revenues.

Nasdaq's growth and operating results are directly affected by the trading volume of its listed securities and the number of companies listed on Nasdaq. The following table illustrates the significant business growth Nasdaq has experienced:


                                  For the 12 months ended      For the 12 months ended        For the six months
                                     December 31, 1996            December 31, 2000           ended June 30, 2001
----------------------------------------------------------------------------------------------------------------
Total share volume                      138.1 billion                442.8 billion                255.6 billion
----------------------------------------------------------------------------------------------------------------
Percentage of total shares                      55.6%                        61.6%                        61.3%
traded in the primary United
States markets
----------------------------------------------------------------------------------------------------------------
Dollar volume of equity                 $3.3 trillion               $20.4 trillion                $6.7 trillion
securities traded on Nasdaq
----------------------------------------------------------------------------------------------------------------
Percentage of dollar volume                     44.0%                        62.8%                        52.3%
of all equity securities
traded in the primary United
States markets
----------------------------------------------------------------------------------------------------------------
Average Daily Share Volume                0.5 billion                  1.8 billion                  2.0 billion
----------------------------------------------------------------------------------------------------------------
Average Daily Dollar Volume               $13 billion                  $81 billion                  $53 billion
----------------------------------------------------------------------------------------------------------------
Market value of Nasdaq listed           $1.5 trillion                $3.6 trillion                $3.2 trillion
companies (at period end)
----------------------------------------------------------------------------------------------------------------

As a result of this business growth, Nasdaq's pro forma total revenues increased from $305.0 million in 1996 to $832.7 million in 2000. During the same period, Nasdaq's pro forma net income increased from $24.1 million in 1996 to $124.4 million in 2000. For the six months ended June 30, 2001, Nasdaq's total revenues were $444.1 million and net income was $45.8 million. Pro forma amounts assume the change in accounting principle adopted as of January 1, 2000 is applied retroactively. See "Item 2. Financial Information--Selected Consolidated Financial Data", "- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements--Note 4."

As of June 30, 2001 there were 4,378 companies listed on Nasdaq. As of June 30, 2001, Nasdaq was home to the highest percentage of publicly-traded technology and service companies in the U.S., including 78% of computer hardware and peripherals companies, 96% of computer networking companies, 85% of computer software and data processing companies, 87% of semiconductor companies, 71% of telecommunications and electronic companies, and 82% of biotechnology and health care companies. In addition, as of June 30, 2001, there were over 460 foreign companies listed on Nasdaq, more than on any other U.S. equities market.

Nasdaq's top 100 U.S. and international non-financial listed stocks, reflecting Nasdaq's largest growth companies across major industry groups, comprise the Nasdaq-100 Index(R). As of June 30, 2001, the companies in the Nasdaq-100 Index(R) had an average market capitalization of approximately $18.7 billion and an average daily trading share volume of 11.4 million shares. From June 30, 1991 to June 30, 2001, the Nasdaq-100 Index rose by approximately 620%. The Nasdaq Composite Index(R) measures all domestic and non-U.S. based common stocks listed on Nasdaq. This index is market-value weighted so that each company's security affects the index in proportion to its market value. The Nasdaq Composite Index rose by approximately 354% from June 30, 1991 to June 30, 2001, compared with an approximate 230% gain for the S&P 500 Index(R), an approximate 261% gain for the Dow Jones Industrial Average, and an approximate 206% gain for the NYSE Composite Index(R).

Nasdaq's Market Model

Nasdaq's market model is one of "open architecture." Participation in the trading activities on Nasdaq is not limited to any fixed number of market participants. This allows a large number of broker-dealers with widely different business models and trading technologies to participate in the Nasdaq network and compete with one another. The Nasdaq network, called the "Enterprise Wide Network II," is a telecommunications network that Nasdaq uses to deliver transaction and market information services to its market participants. See "--Products and Services-Transaction Services-Access Services." Market participants can access the network via the Nasdaq Workstation II, Nasdaq's proprietary operating system for the network, or through other customized operating systems. See "--Products and Services-Transaction Services-Access Services."

Market makers, also known as dealers, provide liquidity (the ability of a stock to absorb a large amount of buying and selling without substantial movement in price) by being willing to buy or sell securities at all times at publicly-quoted prices for their own account and by maintaining an inventory of securities for their customers. Market makers in a particular stock are required at all times to post their bid and offer prices (i.e., price at which they will buy and sell) into the Nasdaq network where they can be viewed and accessed by all market participants. Over 400 market makers participate in Nasdaq. On average, stocks listed on Nasdaq have 14 market makers. The minimum number of market makers for any Nasdaq-listed stock is two and some stocks have over 80 market makers.

In addition to traditional market makers, the Nasdaq network also includes other brokerage firms operating as ECNs. ECNs provide electronic facilities for investors to trade directly with each other without going through a market maker. ECNs operate as order-matching and order-routing mechanisms and do not maintain inventories of securities themselves. Nasdaq also connects to other registered exchanges through SelectNet(R), SOES(sm) and SuperSoes(sm) (each as described below) for Nasdaq-listed stocks and through the Intermarket Trading System for exchange-listed stocks. The flexibility of the Nasdaq network means that innovators with new trading technologies or strategies have an opportunity to implement them quickly in the Nasdaq marketplace.

An order entry firm is a broker-dealer, but not a market maker or an ECN. An order entry firm can use Nasdaq services to view price quotations and route customer orders for securities to a market maker or ECN posting quotes in Nasdaq for that security so that such orders can be executed.

Nasdaq's electronic systems centralize the price quotations from all market participants in a given Nasdaq-listed stock to help them compete and allows them to choose with whom they are going to trade. Nasdaq also gathers the trade and quote information from all of these market participants and passes it on to data vendors who resell this information to the investment community and the general public.

Nasdaq's History

Founded in 1971, Nasdaq is a subsidiary of the National Association of Securities Dealers, Inc. (the "NASD"). The NASD, which operates subject to the oversight of the U.S. Securities and Exchange Commission (the "SEC"), is the largest self-regulatory organization ("SRO") in the United States with a membership that includes virtually every broker-dealer that engages in the securities business with the U.S. public. See "-- The Restructuring." In 2000, the NASD implemented a separation of Nasdaq from the NASD by restructuring and broadening the ownership in Nasdaq (the "Restructuring"). The principal goals of the Restructuring, among others, were to (i) raise proceeds to create a financially stronger Nasdaq better able to invest in new technologies and address competitive challenges and global opportunities, (ii) raise proceeds to support the operations of the NASD, which would remain the principal SRO responsible for the securities markets, and (iii) realign strategically the ownership of Nasdaq by enlisting a broad class of strategic investors interested in Nasdaq's long-term success. As of June 30, 2001, the NASD beneficially owned approximately 28% of Nasdaq on a fully diluted basis (approximately 70% on a non-diluted basis). See "--The Restructuring."

In connection with the Restructuring, Nasdaq has filed an application with the SEC to become registered as a national securities exchange ("Exchange Registration"). In general, Exchange Registration is a change in legal status for Nasdaq as opposed to a change in the way Nasdaq operates. A decision on Exchange Registration is not expected to occur until later this year and there is no assurance that Nasdaq's application for Exchange Registration will be granted or as to the timing of Exchange Registration. See"--Risk Factors--The SEC may challenge or not approve Nasdaq's plan to become a national securities exchange or it may require changes in the manner Nasdaq conducts its business before granting its approval." Information relating to Nasdaq's application can be found at the SEC's web site at http://www.sec.gov/rules/other/34-44396.htm. The SEC has stated that its approval of Exchange Registration is linked to the NASD's ability to provide an alternative facility to NASD members to assist in the quotation and transaction reporting of exchange-listed securities. As a result, the SEC's present position appears to be that the NASD may have to have a quotation and transaction reporting facility for securities listed on Nasdaq, the New York Stock Exchange, Inc. (the "NYSE") and the American Stock Exchange LLC ("Amex") in place upon Exchange Registration.

Until such time as Nasdaq may obtain Exchange Registration, Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under a plan approved by the SEC (the "Delegation Plan"). Pursuant to the Delegation Plan, the NASD must retain voting control over Nasdaq.

If Nasdaq obtains Exchange Registration it will receive its own SRO status, separate from that of the NASD. Pursuant to the Exchange Act of 1934, as amended (the "Exchange Act"), SROs include any recognized national securities exchange, registered securities association (of which the NASD is currently the only one), or registered clearing agency, or, for certain purposes, the Municipal Securities Rulemaking Board. In general, a SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. As a SRO, Nasdaq will have its own rules pertaining to its members and listed companies regarding listing, membership and trading that are distinct and separate from those rules applicable generally to broker-dealers as administered by the NASD. Broker-dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships, including membership in the NASD. In addition, Exchange Registration will enable the NASD to achieve its stated intention to divest completely itself of an ownership interest in Nasdaq. See "--Exchange Registration."

Whether or not Nasdaq is granted Exchange Registration, it is not expected to have a material affect on Nasdaq's operating results in the short-term. In the long-term, however, Exchange Registration is expected to improve the competitive position of Nasdaq. An independent Nasdaq will have greater access to the capital markets in order to raise funds for service enhancements and the flexibility to use its Common Stock in connection with acquisitions or other strategic partnerships.

In April 2001, the Nasdaq Board of Directors (the "Nasdaq Board") approved in principle taking steps to prepare for an initial public offering ("IPO") of its Common Stock. Nasdaq's ability to consummate an IPO, and the timing of an IPO, will depend on a variety of factors including recognition for Nasdaq by the SEC that it meets the qualifications for Exchange Registration, the progress of several important technology initiatives, and favorable market conditions.

Industry Overview

Traditional stock exchanges, such as the NYSE, require that all trades in a single stock take place in a single physical location on a trading floor. At that location, a member of the exchange known as a designated dealer oversees the trading in that stock. The designated dealer has an obligation to maintain a "fair and orderly market" and acts as both a market maker and an auctioneer. Similar to any one of Nasdaq's market makers, the designated dealer is required to post bid and offer price quotations at all times. When interest is shown in a displayed order, the designated dealer solicits additional interest from brokers present on the floor, or for his own account. The designated dealer oversees the "order book" of orders that are routed to the floor of the NYSE. This order book has traditionally been unavailable for the public to view; however, Nasdaq's quote montage is available to the public. As a fully electronic market, Nasdaq itself does not have a central trading floor.

In addition to the NYSE's designated dealer, there are numerous floor brokers who negotiate larger orders face-to-face for their customers. Typically, a floor broker receives an order from a brokerage firm and then walks over to the specialist post where the stock is traded. The floor broker then negotiates with the designated dealer and any other floor brokers interested in the same stock to try to fill the order. Smaller orders on a traditional exchange are generally routed electronically to the designated dealer's order book.

Exchanges usually limit the number of their members. In order to become a member, one has to purchase a membership, called a seat, from another member who wants to sell.

Stock exchanges naturally sprang up in many cities to accommodate the needs of local investors. Advances in communication reduced the need for so many exchanges, and many of them merged with other stock exchanges in regional or national alliances. A number of regional stock exchanges still survive albeit in different form. Some of these exchanges have a few exclusive "local" stocks, but most compete in the business of trading the more active NYSE- and Nasdaq-listed stocks. Although some of the regional exchanges still have physical trading floors, for the most part their designated dealers are acting as dealers filling electronically submitted orders from retail firms. The regional exchanges include the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges.

The following table sets forth information comparing the primary U.S. markets for 1996, 2000 and the six month period ended June 30, 2001:


----------------------------------------------------------------------------------------------------------------------------
                                   For the 12 months ended        For the 12 months ended       For the six months ended
                                      December 31, 1996              December 31, 2000                June 30, 2001
                                --------------------------------------------------------------------------------------------
                                Nasdaq     NYSE       Amex     Nasdaq     NYSE       Amex     Nasdaq     NYSE       Amex
----------------------------------------------------------------------------------------------------------------------------
Total share volume (billions)   138.1      104.6      5.6      442.8      262.5      13.3     255.6      152.2      9.1
----------------------------------------------------------------------------------------------------------------------------
Total dollar volume             $3.3       $4.1       $0.10    $20.4      $11.1      $1.0     $6.7       $5.6       $0.5
(trillions)
----------------------------------------------------------------------------------------------------------------------------
Average daily share volume      543.8      411.9      22.6     1,757.0    1,041.6    52.9     2,045.1    1,217.7    72.5
(millions)
----------------------------------------------------------------------------------------------------------------------------
Average daily dollar            $13.0      $16.0      $0.4     $80.9      $43.9      $3.8     $53.4      $45.0      $3.8
volume
(trillions)
----------------------------------------------------------------------------------------------------------------------------
Number of listed companies      5,556      2,907      751      4,734      2,862      765      4,378      2,814      704
(at period end)
----------------------------------------------------------------------------------------------------------------------------


Regulatory and technological developments have led to gradual changes in the industry and have resulted in greater competition in the trading of securities. The emergence of alternative trading systems-a term that refers generally to internal trading systems that are designed to match buyers and sellers of securities on an agency basis and includes ECNs-has provided an additional venue for investors to transact certain trades. Nasdaq encourages the use of internal or alternative systems to trade securities and considers these systems an important component of the Nasdaq market in that they report trades through Nasdaq and display their best bid and offer on Nasdaq and transact on Nasdaq. For the first six months of 2001, ECNs accounted for approximately 29% of the total Nasdaq trade volume and approximately 35% of the total Nasdaq dollar volume.

National Market System

Until the 1970s, each exchange acted independently to disseminate its market information on its own terms. In the 1970s, Congress passed legislation and the SEC adopted rules to create a national market system. As a result, participants in U.S. securities markets have access to a consolidated stream of quotation and transaction information from all the exchanges and Nasdaq (acting under the Delegation Plan) for most equity securities. The exchanges and Nasdaq act jointly to collect and disseminate this information under national market system plans approved by the SEC. The price and transaction information collected under these national market system plans is sold to data vendors, who in turn sell the information to the public. After costs are deducted, the revenue generated by the sale of the information to the data vendors is distributed among the participants in each of the national market system plans based on their transaction volume. The national market system plans include:

    o the Nasdaq Unlisted Trading Privileges Plan ("UTP Plan"), which collects and disseminates price and transaction information for approximately 1,000 securities listed on The Nasdaq National Market (sm). Members of the plan are the NASD and certain regional exchanges.
    o the Consolidated Quotation Plan, which collects and disseminates quotation information for securities listed on the NYSE and Amex. All of the exchanges and the NASD are members of this plan.
    o the Consolidated Tape Association Plan, which collects and disseminates transaction information for NYSE and Amex securities. All of the exchanges and the NASD are members of this plan.
    o the Intermarket Trading System, which is a communications system that allows orders to be sent to the exchange or market quoting the best price. All of the exchanges and the NASD are members of the Intermarket Trading System Plan.

Nasdaq, operating under the Delegation Plan, is a participant in each of these plans and intends to become a member in its own right of each of these plans when it becomes an exchange.

Products and Services

Nasdaq's products and services fall into three principal categories:

(1) issuer services;

(2) transaction services; and

(3) market information services.

Issuer Services. The Nasdaq Stock Market is the flagship market of Nasdaq and has two tiers of listed companies: The Nasdaq National Market, which included 3,567 companies at June 30, 2001, and The Nasdaq SmallCap Market, with 811 smaller, emerging growth companies. At June 30, 2001, Nasdaq listed 4,378 domestic and international companies, the largest number of listings of any equity market in the world. As of June 30, 2001, Nasdaq had the highest percentage of publicly traded technology and service companies in the United States and had more than 460 foreign companies listed, more than any other U.S. equities market.

From January 1, 1996 through June 30, 2001, 2,356 IPOs, approximately 84% of all IPOs on primary U.S. markets during this period, listed on Nasdaq. These IPOs raised over $165 billion, approximately 44% of the total dollar value raised in U.S. IPOs during this period. Of all U.S. IPOs during the year ended December 31, 2000, 397 companies, approximately 88% of U.S. IPOs during this period, listed on Nasdaq. These IPOs raised over $52.5 billion, approximately 47% of the total dollar value raised in U.S. IPOs during this period. Of all the U.S. IPOs in the six months ended June 30, 2001, 28 companies, approximately 55% of U.S. IPOs during this period, listed on Nasdaq. These IPOs raised over $4.9 billion, approximately 17% of the total dollar value raised in U.S. IPOs during this period. The reduction in Nasdaq's percentage of U.S. IPOs during the first six months of 2001 reflects a decline in general market and economic conditions, which have impacted the ability of traditional growth companies to access the public equity markets. In addition, during this period there has been an increased number of IPOs of companies being spun-off from already public parent companies that, in general, have not operated in traditional growth industries. During the first six months of 2001, these spin-offs accounted for 16% of all U.S. IPOs and approximately 58% of the total dollar value raised in all U.S. IPOs during this period. Of the eight spin-offs during this period, seven of the spin-offs were subsidiaries of NYSE-listed companies, five of which also listed on the NYSE. In comparison, during the first six months of 2000, the number of IPO spin-offs from public companies accounted for only 6% of all U.S. IPOs and approximately 15% of the total dollar value raised in U.S. IPOs during this period.

Over 85% of all the IPOs that have listed on Nasdaq from January 1, 1996 through June 30, 2001 have listed on The Nasdaq National Market and the remaining companies have listed on The Nasdaq SmallCap Market.

Nasdaq's overall number of listings has declined from a high of 5,556 listings as of December 31, 1996 to 4,378 listings as of June 30, 2001. Approximately 88% of the decline in Nasdaq listings over this period has occurred as a result of failures to meet Nasdaq's listing standards, the imposition of more rigorous listing standards in 1997 and consolidation of listings due to increased merger and acquisition activity. The implementation of more rigorous listing standards included an increase in the minimum requirements for an issuer's net tangible assets, market capitalization and net income, an increase in the minimum bid price requirement, an increase in the number of market makers required for an issuer's security and the imposition of more stringent corporate governance standards. From January 1, 1996 through June 30, 2001, 1,970 issuers on Nasdaq have been delisted by Nasdaq for failure to satisfy listing standards (primarily the failure to satisfy the minimum bid requirement) and 1,608 issuers on Nasdaq have ceased being listed due to mergers and consolidations.

A company must meet all of the requirements under at least one of three listing standards, as summarized below, for initial listing on The Nasdaq National Market and must meet at least one continued listing standard below to maintain its listing:


        -------------------------------------------------------------------------------------------------------------
                                                  Initial Listing                          Continued Listing
        -------------------------------------------------------------------------------------------------------------
             Requirements          Standard 1       Standard 2       Standard 3       Standard 1       Standard 2
        -------------------------------------------------------------------------------------------------------------
         Stockholders' Equity      $15 million      $30 million          N/A          $10 million          N/A

        -------------------------------------------------------------------------------------------------------------
         Market Capitalization         N/A              N/A          $75 million          N/A          $50 million
                                                                         or                                or
             Total Assets
                                                                     $75 million                       $50 million
                                                                         and                               and
             Total Revenue
                                                                     $75 million                       $50 million
        -------------------------------------------------------------------------------------------------------------
           Pretax Income (in       $1 million           N/A              N/A              N/A              N/A
          latest year or 2 of
             last 3 years)

        -------------------------------------------------------------------------------------------------------------
         Public Float (shares)     1.1 million      1.1 million      1.1 million     0.75 million      1.1 million

        -------------------------------------------------------------------------------------------------------------
           Operating History           N/A            2 years            N/A              N/A              N/A

        -------------------------------------------------------------------------------------------------------------
        Market Value of Public     $8 million       $18 million      $20 million      $5 million       $15 million
                 Float

        -------------------------------------------------------------------------------------------------------------
           Minimum Bid Price           $5               $5               $5               $1               $3

        -------------------------------------------------------------------------------------------------------------
          Shareholders (round          400              400              400              400              400
             lot holders)

        -------------------------------------------------------------------------------------------------------------
             Market Makers              3                3                4                2                4
        -------------------------------------------------------------------------------------------------------------
         Corporate Governance          Yes              Yes              Yes              Yes              Yes
        -------------------------------------------------------------------------------------------------------------

For initial and continued listing on The Nasdaq SmallCap Market, a company must meet the list of requirements summarized below:





        --------------------------------------------------------------------------------------------------
                               Requirements                          Initial Listing   Continued Listing
        --------------------------------------------------------------------------------------------------
                           Stockholders' Equity                        $5 million        $2.5 million
                                                                           or                 or
                           Market Capitalization                       $50 million        $35 million
                                                                           or                 or
           Net Income (in last fiscal year or 2 of last 3 fiscal     $0.75 million       $0.5 million
                                  years)
        --------------------------------------------------------------------------------------------------
                           Public Float (shares)                        1 million        0.5 million
        --------------------------------------------------------------------------------------------------
                       Market Value of Public Float                    $5 million         $1 million
        --------------------------------------------------------------------------------------------------
                             Minimum Bid Price                             $4                 $1
        --------------------------------------------------------------------------------------------------
                     Shareholders (round lot holders)                      300                300
        --------------------------------------------------------------------------------------------------
                             Operating History                           1 year               N/A
                                                                           or
                           Market Capitalization                       $50 million
        --------------------------------------------------------------------------------------------------
                               Market Makers                                3                  2
        --------------------------------------------------------------------------------------------------
                           Corporate Governance                            Yes                Yes
        --------------------------------------------------------------------------------------------------

As used in the tables above, "Public Float" refers to those shares that are not directly or indirectly held by any officer or director of the issuer or any beneficial owner of more than ten percent of the total number of shares outstanding, and "Shareholders" is defined as a holder of 100 shares or more.

Nasdaq charges issuers an initial listing fee, a listing of additional shares ("LAS") fee, and an annual fee. The initial listing fee for securities listed on The Nasdaq National Market or The Nasdaq SmallCap Market includes a one-time listing application fee of $5,000 and a total shares outstanding fee. The total maximum fee for the initial listing application is $95,000 for The Nasdaq National Market and $10,000 for The Nasdaq SmallCap Market. The estimated service period for initial listing fees is six years. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's revenues from initial listing fees were $33.9 million, $27.4 million and $23.8 million, respectively. Revenue figures for 1999 and 1998 are pro forma, assuming a retroactive application of the 2000 change in accounting principle. See "Item 2. Financial Information--Selected Consolidated Financial Data," "-- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements--Note 4." Nasdaq's initial listing fee revenues accounted for approximately 4.1% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's initial listing fee revenues were $18.0 million, which accounted for approximately 4.1% of Nasdaq's total revenues for the period.

The fee for LAS is based on the total shares outstanding, which Nasdaq reviews quarterly. The current fee is $2,000 beginning after the company has issued 49,999 additional shares per quarter, or $.01 per additional share, whichever is higher, up to a maximum of $22,500 per quarter and an annual maximum of $45,000. The estimated service period for LAS fees is four years. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's revenues from LAS fees were $33.6 million, $30.0 million and $28.1 million, respectively. Revenue figures for 1999 and 1998 are pro forma, assuming a retroactive application of the 2000 change in accounting principle. See "Item 2. Financial Information--Selected Consolidated Financial Data," "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements Note 4." Nasdaq's LAS fee revenues accounted for approximately 4.0% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's LAS fee revenues were $17.7 million, which accounted for approximately 4.0% of Nasdaq's total revenues for the period.

Annual fees for securities listed on The Nasdaq National Market are based on total shares outstanding and range from $10,710 to $50,000. The annual fee for securities listed on The Nasdaq SmallCap Market is $4,000 for the first class of securities and $1,000 for each additional class of securities. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's revenues from all annual listing and other issuer services fees were $81.8 million, $78.9 million and $79.3 million, respectively. Nasdaq's annual listing fees and other issuer services revenues accounted for approximately 9.8% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's annual listing fees and other issuer services revenues were $41.3 million, which accounted for approximately 9.3% of Nasdaq's total revenues for the period.

Following the initial listing, Nasdaq provides information services, products and programs to Nasdaq-listed companies. Executives of Nasdaq-listed companies are invited to participate in a variety of programs on a wide range of topics, such as industry sector specific seminars and investor relation forums. These executives also have access to Nasdaq Online(sm), a strategic planning tool provided free of charge to Nasdaq-listed companies that was rated number one in a recent survey of the top 10 favorite investor relations web sites by the National Investor Relations Institute. Nasdaq Online presents market data on all U.S. traded companies and real-time quotes for Nasdaq-listed stocks, as well as information on institutional ownership, research coverage and performance ratios. This combination of online real time data and analytical information, along with a series of other seminars and programs, is designed to help management of listed companies make better equity management decisions.

Each listed company is assigned a Nasdaq issuer service director who oversees the listed company's relationship with Nasdaq. A schedule of calls and visits along with invitations to various industry and market forums are used to enhance customer satisfaction, keep companies informed of new developments at Nasdaq, and discuss the benefits of a listing on Nasdaq. Nasdaq also has created a program to educate investment bankers, capital market dealers, institutional investors, and other constituencies that influence listing decisions.

For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from issuer services were $149.3 million, $136.4 million and $131.3 million, respectively. Issuer services accounted for approximately 17.9% of Nasdaq's total revenues for the year ended December 31, 2000. Revenue figures for 1999 and 1998 are pro forma, assuming the retroactive application of the 2000 change in accounting principle. See "Item 2. Financial Information--Selected Consolidated Financial Data", "--Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements Note 4." For the six months ended
June 30, 2001, issuer services revenues were $77.1 million, which accounted for approximately 17.4% of Nasdaq's total revenues for the period.

Transaction Services. Transaction services are the core set of products designed to provide market participants with price discovery tools supported by the Enterprise Wide Network II communications network and the Nasdaq Workstation II. As part of its price discovery function, Nasdaq provides collection, processing and dissemination of price quotations of Nasdaq-listed securities to its market participants. Price quotations are made up of two parts-the bid and the offer. The bid is the displayed price at which the quoting market maker or ECN is prepared to buy the security from any seller in the marketplace. The offer is the displayed price at which the quoting market maker or ECN is prepared to sell the security to any buyer in the marketplace. Since market makers and ECNs may wish to pay differing amounts to buy or sell a particular security, Nasdaq looks at all the price quotations of the market makers and ECNs in that security and independently ranks the bids and offers so that one can easily determine the one who is willing to sell the security for the lowest price and the one who is willing to buy the security at the highest price. This combination of the best bid and the best offer is the "inside market" or "inside quote." Included in the price quotations collected by Nasdaq are the quotes of the exchanges that trade Nasdaq-listed securities under the UTP Plan. Currently, only the Chicago Stock Exchange and the Cincinnati Stock Exchange display quotes on Nasdaq pursuant to the UTP Plan.

Once price quotations have been entered into the Nasdaq system, Nasdaq processes the price quotations by updating the posted price and size (i.e., number of shares the posting party will buy or sell at that price) in response to messages received from the party posting the price quotation. Only registered market makers, ECNs and UTP Plan exchanges have the ability to adjust their price and size quotations in the Nasdaq system.

In addition to quotations in Nasdaq-listed securities, Nasdaq also collects and disseminates quotations in securities authorized for trading on the OTC Bulletin Board Service(R) ("OTC Bulletin Board") as well as exchange-listed securities that are traded in the over-the-counter market by NASD members. See "--Other Markets--Nasdaq InterMarket."

Nasdaq's primary transaction services include (i) Order Routing and Execution, (ii) Trade Reporting and Comparison and (iii) Access Services.

Order Routing and Execution. Historically, orders for Nasdaq-listed stocks were communicated via the telephone. However, advances in technology made routing of orders with electronic systems prevalent. Since the late 1980s, Nasdaq has provided electronic routing of buy and sell orders for Nasdaq-listed stocks to and from a market maker or ECN and the execution of those orders through the use of automated systems. Order routing and execution are the terms generally used to describe how orders to buy and sell securities are directed to market participants as well as how these orders are handled once they reach their destination. Order routing refers to the act of transmitting orders to another market participant for action. Order execution is a legally binding step in which orders are executed, or responded to, once received by a market participant. During the last few years Nasdaq has experienced increased usage of its electronic order routing and execution systems. Approximately 27.0% of Nasdaq's share volume (based on the aggregate number of shares traded) comes from orders routed and executed using a Nasdaq system. The remaining 73.0% comes from internal or alternative trading systems. Nasdaq has the following systems that provide for order routing and/or execution:

         o The Nasdaq National Market Execution System (also known as "SuperSoes(sm)") is a new, improved system for the execution of buy and sell orders designed to provide automatic execution capability for market makers, ECNs and all their institutional and retail customers, and streamline Nasdaq's transaction systems. The SuperSoes system is only available for securities listed on The Nasdaq National Market. Securities listed on The Nasdaq SmallCap Market will continue to be traded through the Small Order Execution System ("SOES(sm)") (as described below) and SelectNet (as described below). SuperSoes was fully implemented on July 30, 2001. SuperSoes combines features of the existing SelectNet and SOES. Like SOES, SuperSoes permits the automatic execution of trades against the best price quotations of other market participants in The Nasdaq National Market without the need for an agreement to trade from the party providing the price quotation. SuperSoes also relaxes the usage restrictions of SOES, including the share size restriction. This system allows the entry of single orders of up to 999,999 shares as opposed to the SOES limit of 1,000 shares. In addition, the time delay between executions of trades with the same market maker at the same price for a single security is eliminated.

                  SuperSoes is designed to encourage market participants to make more shares available for trading. Using the system's reserve size feature, market makers can enter both a displayed share amount and an un-displayed "reserve" size number of shares at the same price. Other market participants see only the displayed number of shares. However, if an order is routed through the system of a size that would execute more than all of the displayed quantity of shares, the system will also automatically execute the remainder against the hidden reserve shares. This capability is important to market makers as many are reluctant to post a price quotation for a large number of shares. Such a quotation can cause other traders to quickly adjust their price quotations knowing that the market maker, or the market maker's customer, has a large amount of shares to buy or sell. The reserve size feature allows market makers to limit the price impact of displaying a large amount of shares while still making these shares available for trading in the market.

                  SuperSoes' restrictions on the use of SelectNet are designed to prevent the situation that occurred previously (as described below) in which a market maker's price quotation could be accessed by both SOES and SelectNet at the same time, resulting in the automatic execution of the trade on SOES and the receipt of a SelectNet message obligating the market maker to trade such shares. The result of this process is that the market maker becomes obligated to trade a number of shares greater than the number for which it had made a price quotation. To remedy this problem of the market maker's liability to two trading systems, the rules of SuperSoes are designed to ensure that all market participants are obligated to trade only in response to orders received from one system. Nasdaq believes that by eliminating the potential for unintended trade obligations, it will encourage market makers to commit more shares to the market. The fees for SuperSoes, to be paid by the originating party, are as follows:

                       o     For trades of less than 2,000 shares:

                             o     $0.50 per trade for the first 150,000
                                   trades in a month

                             o     $0.30 per trade for all additional trades

                       o For trades of greater than or equal to 2,000 shares:

                             o     $0.90 per trade

                       o     Cancellations

                             o     $0.25 per cancellation

         o SelectNet is an automated Nasdaq market service that facilitates order execution by linking all market participants that trade Nasdaq-listed stocks. Prior to the implementation of SuperSoes, SelectNet was the primary system that market makers used to trade with one another. It is also the Nasdaq system used to access ECN price quotations and through which ECNs receive the price quotations of other market makers. SelectNet operates as a messaging system, allowing market participants to direct an order message to a particular counter-party or to broadcast such an order to all market participants offering to buy or sell a security at a particular or market price. If the order routed via SelectNet and the posted price quotation to which the order is directed are of a price and size such that a trade should take place, SEC and NASD rules generally require the party making the price quotation to respond through SelectNet agreeing to the trade. Once the poster of the price quotation sends its agreement to the trade back to the party directing the order, the trade is executed and both parties receive a confirmation of the transaction. SelectNet is available for use by all market participants and also provides the capability for users to independently negotiate the terms of trades.

                  With the implementation of SuperSoes, SelectNet becomes primarily a tool to be used by market makers to negotiate trades. Market makers are now prohibited from sending each other SelectNet messages that obligate the receiving party to a trade. However, market makers that wish to trade with ECNs still have the ability to send SelectNet order messages that require an agreement to trade from the ECN using SelectNet prior to execution of the trade. ECNs also have the option to use SuperSoes to elect to receive automatic executions against their price quotations, unlike market makers who are mandated to provide automatic executions against their price quotation. If ECNs so elect, they are protected from receiving SelectNet order messages priced and sized in a manner that would obligate the ECN to a trade in response to the SelectNet order message. The current fees for SelectNet are (i) a $0.90 activity fee for the originating party (i.e., the sender) for directed orders executed by market makers, (ii) for orders sent to ECNs and ATSs the activity fees for the originating party are as follows: $0.70 per trade for the first 25,000 executions in a month, $0.50 per trade for the next 25,000 trades, and $0.10 per trade for additional trades,
                  (iii) for broadcast orders, $2.50 per side of an executed order, and (iv) a $0.25 fee for cancelled orders. For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from SelectNet were $113.5 million, $83.1 million and $42.4 million, respectively. SelectNet accounted for approximately 13.6% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from SelectNet were $63.6 million, which accounted for approximately 14.3% of Nasdaq's total revenues for the period.

         o SOES routes small orders of public customers to market makers and, based on their quotes, immediately executes trades without a formal response from the market maker. The SOES system is restricted to orders of no greater than 1,000 shares and cannot be used by market makers for their own trading activity. As of August 1, 2001, SOES is only available to trade securities listed on The Nasdaq SmallCap Market. It is also not available to access ECN price quotations or for ECNs to receive the price quotations of other market participants. Unlike SelectNet, a trade on SOES is executed without the requirement for the party providing the price quotation to respond with an agreement to trade. After execution, the party providing the price quotation is informed by SOES that a trade has been executed and sent to settlement. Under current NASD rules, all market makers that provide price quotations for a security listed on The Nasdaq National Market must participate in SOES and consent to its automatic executions. If a market maker has posted the best price quotation to buy or sell a security and has posted a share size amount that would satisfy multiple SOES orders, the system automatically delays 17 seconds between the delivery of each SOES execution to give the market maker an opportunity to adjust its price quotation to a new level. The current fees for SOES, to be paid by the originating party, are as follows:

                       o     For trades of less than 2,000 shares:

                             o     $0.50 per trade for the first 150,000
                                   trades in a month

                             o     $0.30 per trade for all additional
                                   trades

                       o For trades of greater than or equal to 2,000 shares:

                             o     $0.90 per trade

                       o     Cancellations

                             o     $0.25 per cancellation

                  SOES accounted for approximately 3.9% of Nasdaq's total revenues for the year ended December 31, 2000 and approximately 4.3% of Nasdaq's total revenues for the six months ended June 30, 2001.

         o Advanced Computerized Execution System ("ACES"), is an order routing service that is used by market makers to execute order flow from order entry firms. Order entry firms generally route buy and sell orders to the best price quotes displayed in the market or enter into agreements with a particular market maker where the market maker agrees to fill the order entry firm's orders at the best price displayed in the market. Order entry firms can route buy and sell orders directly to specified market makers through Nasdaq Workstation II or their own proprietary systems. These orders are executed within the market makers' internal trading systems and execution reports are routed back to the order entry firms. ACES is often used by market makers to connect with firms whose order volume is too low to justify the fixed costs of establishing a proprietary network linkage. The current fee for ACES, charged to the market maker only, is a $1.00 activity fee per execution for the first 50,000 executions in a month, $0.70 per execution for the next 50,000 executions and $0.20 per execution for all additional executions. ACES accounted for approximately 2.1% of Nasdaq's total revenues for the year ended December 31, 2000 and approximately 1.0% of Nasdaq's total revenues for the six months ended June 30, 2001.

         o Computer Assisted Execution System(sm) ("CAES(sm)") is the transaction service system for Nasdaq InterMarket, which is an electronic marketplace where NASD members can trade securities listed on the NYSE or Amex. CAES is linked to the Intermarket Trading System. CAES allows users to direct orders in exchange-listed securities to other Nasdaq InterMarket market makers for automated response and execution, and also provides access to the Intermarket Trading System. The Intermarket Trading System is a communications system that allows exchange-designated dealers, exchange floor brokers and NASD members to send orders for execution to the market quoting the best price. Access to both systems (CAES/Intermarket Trading System) costs Nasdaq InterMarket participants $100 per month, per terminal. The current fee for CAES orders is $0.50 for the originating party (i.e., the sender). CAES and Intermarket Trading System fees accounted for less than 1% of Nasdaq's total revenues for both the year ended December 31, 2000 and for the six months ended June 30, 2001.

Trade Reporting and Comparison--Automated Confirmation Transaction Service(sm) ("ACT(sm)"). U.S. securities laws require that all registered stock exchanges and securities associations establish a transaction reporting plan by which information (specifically price and volume) concerning trades executed in qualified securities in those markets is centrally collected. Transactions in Nasdaq-listed securities, exchange-listed securities traded over-the-counter, and other equity securities traded over-the-counter are reported to ACT. A protocol establishes which of the two parties to the trade are assigned reporting responsibility. During market open hours, members are to report trades within 90 seconds. Alternative procedures are in place for reporting trades executed after hours. ACT has a schedule of fees that reflect the services it provides. Trade reports are assessed a nominal fee, while trades that require comparison matching generally are assessed a higher fee depending upon the size of the trade. The function that ACT performs depends on the information provided to ACT by the parties to the trade. ACT risk management fees are $17.25 per month plus $0.035 for each correspondent per transaction. A cap on ACT risk management fees was implemented in April 2000, limiting the monthly payment by clearing firm by correspondent to $10,000. This led to over a $1 million decrease in ACT risk management revenue from fiscal year 1999 to fiscal year 2000 despite the significantly higher trading volumes in the year 2000. Further changes to the pricing structure currently under consideration might have additional downward effect on ACT revenues. In a current filing with the SEC, Nasdaq proposes an interpretation of which firms classify as effectively "self-clearing" with respect to affiliated correspondents, and relieves them of the obligation of paying ACT risk management fees. Nasdaq is contemplating a further clarification to this rule, which would require SEC approval and which specifies that clearing firms will only be charged ACT risk management fees for those correspondents they choose to monitor through ACT risk management. This means that firms will selectively have the ability to discontinue the use of this service for certain correspondents and not pay ACT risk management fees, thus reducing Nasdaq's revenue. For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from ACT were $100.0 million, $68.1 million and $38.2 million, respectively. ACT fees accounted for approximately 12.0% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from ACT were $47.0 million, which accounted for approximately 10.6% of Nasdaq's total revenues for the period.

Access Services. The vast majority of Nasdaq's trading information and trading services are delivered via the Enterprise Wide Network II telecommunications network, which was jointly designed by Nasdaq and WorldCom Inc. In November 1997, Nasdaq committed to a six-year, $600 million dollar contract for WorldCom Inc. to build and maintain the Enterprise Wide Network II, a custom extranet to expand Nasdaq's daily trading capacity to four billion shares a day, with the capability of scaling up to eight billion shares a day. The Enterprise Wide Network II is one of the world's largest and most sophisticated information systems, delivering time-sensitive information from Nasdaq's Trumbull, Connecticut technology center to traders nationwide and giving Nasdaq sophisticated routing and information collection capabilities. WorldCom charges Nasdaq monthly for use of the network. The contract with WorldCom will automatically renew for successive renewal periods without the prior termination by a party. In the event of termination, the contract provides that the services will continue for a sufficient time to allow for a smooth transition. The technology and services provided by WorldCom are available to Nasdaq through a variety of alternative sources. Pursuant to the contract, WorldCom is not prevented from providing the same network services it provides to Nasdaq to third parties.

The Enterprise Wide Network II employs technology that is designed to ensure delivery of information to market participants without delay. This technology provides market participants with simultaneity; that is, absolutely equal access to the information they need to make trading decisions. Thus, response times and the ability to enter quotes, make trades, and see changes in the market is identical for all market participants. With simultaneity, Nasdaq is able to provide the same high level of service to investors and traders across a wide geographic range, which includes the continental United States, and parts of Canada.

Users connect to the Enterprise Wide Network II through a Nasdaq Workstation II or a Nasdaq Workstation II modified with the use of an application program interface. Connections to the Enterprise Wide Network II use two separate communications lines, so that if there is a failure on one line, messages are routed through the backup line. The Enterprise Wide Network II data center is located in Trumbull, Connecticut, with a backup facility in Rockville, Maryland.

The Enterprise Wide Network II is presently capable of handling a four billion share-trading day. The architecture of the network is designed so that resources can be added to the infrastructure to allow for higher levels of traffic as Nasdaq continues to grow. Since the introduction of the Enterprise Wide Network II in August 1999, the capacity of the network has been doubled to meet growing market demand. Trade reporting, SOES trades and the distribution of market data to vendors is accomplished through separate networks, which are now being integrated with the Enterprise Wide Network II.

Introduced in 1995, Nasdaq Workstation II is a proprietary operating system for the Enterprise Wide Network II. This operating system gives securities traders access to a centralized processing complex, which provides quotation service, automated trade executions, real-time reporting, trade negotiations, and clearing. Nasdaq's trading terminals are now on the desks of approximately 9,000 users. With Nasdaq Workstation II, traders are immediately connected to the Enterprise Wide Network II. Nasdaq Workstation II employs advanced Windows technology to create a fast, flexible, and convenient trading environment running on a variety of platforms that can be integrated with most in-house systems. An application programming interface allows approximately 2,400 users currently to customize Nasdaq Workstation II to meet their own presentation needs. A member firm can use their own computer to perform these functions. Customers include market makers, order entry firms, ECNs and UTP Plan exchanges. Services are distributed through sophisticated computers and high-speed telecommunications networks. Customers are invoiced for the Enterprise Wide Network II connection and their respective logins. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's total revenues from Nasdaq Workstation II were $121.6 million, $87.6 million and $49.3 million, respectively. Nasdaq Workstation II fees accounted for approximately 14.6% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from Nasdaq Workstation II were $74.7 million, which accounted for approximately 16.8% of Nasdaq's total revenues for the period.

In December 1999, Nasdaq signed a letter of intent with Primex Trading N.A., LLC to provide investors and market makers with a new electronic trading platform. The new system will allow users to seek price improvement opportunities for their customers' orders by electronically exposing them to market participants who compete for the orders based on price within the context of the best quotes publicly displayed. The technology will be offered exclusively on Nasdaq and is scheduled to launch in September 2001.

For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from transaction services were $395.1 million, $283.7 million and $160.5 million, respectively. Transaction services accounted for approximately 47.4% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from transaction services were $221.2 million, which accounted for approximately 49.8% of Nasdaq's total revenues for the period.

Market Information Services. As a market operator, Nasdaq collects and disseminates price quotations and information regarding price and volume of executed trades. Nasdaq's market participants have real-time access to quote and trade data. Interested parties that are not direct market participants in Nasdaq also can receive real-time information through a number of market information services products.

Nasdaq has two primary market information services products designed to provide the varying levels of detail desired by different broker-dealers and their customers. The first product is called Level 1. This product provides subscribers with the current inside quote and most recent price at which the last sale or purchase was transacted for a specific security. Professional subscribers, e.g., broker-dealers and other employees of broker-dealers, to this product currently pay $20 per terminal per month for the service, which is typically delivered to the subscriber through a third-party data vendor. A vendor or a broker-dealer can provide non-professional customers, i.e., individual investors, with Level 1 information at a reduced fee calculated on a per query basis of $.005 with a cap of $1 per month per user. The growth in online investing has increased the usage of these fee structures by online brokerage firms and other Internet services. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's revenues from Level 1 fees were $159.6 million, $135.0 million and $107.3 million, respectively. Nasdaq's Level 1 fees accounted for approximately 19.2% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from Level 1 were $71.4 million, which accounted for approximately 16.1% of Nasdaq's total revenues for the period.

The second data product, the Nasdaq Quotation Dissemination Service, provides subscribers with the quotes of each individual market maker and ECN, in addition to the inside quotes and last transaction price. This service is currently priced at $50 per terminal per month for professional subscribers and $10 per terminal per month for non-professional customers. This service is not priced on a per query basis. Professional subscribers can also access historical data via a subscription to Nasdaq Trader, a non-UTP Plan product. For the years ended December 31, 2000, 1999 and 1998, Nasdaq's revenue from Nasdaq Quotation Dissemination Service fees were $74.8 million, $32.5 million and $21.2 million, respectively. Nasdaq's Quotation Dissemination Service fees accounted for approximately 9.0% of Nasdaq's total revenue for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from Nasdaq's Quotation Dissemination Service fees were $29.8 million, which accounted for approximately 6.7% of Nasdaq's total revenues for the period.

In addition, Nasdaq serves as a securities information processor ("SIP") for purposes of collecting and disseminating quotation and last sale information for all transactions effected on The Nasdaq Stock Market. In creating the national market system, Congress intended for participants in U.S. securities markets to have access to a consolidated stream of quotation and transaction information for the exchanges and Nasdaq. To accomplish this objective, SIPs consolidate information with respect to quotations and transactions in order to increase information availability and thus create the opportunity for a more transparent and effective market. Nasdaq is the exclusive SIP pursuant to the UTP Plan. Under the UTP Plan, each participant can choose up to 1,000 securities from among The Nasdaq National Market securities from which to quote and trade, and Nasdaq collects quotation and last sale information from competing exchanges (currently the Chicago Stock Exchange and the Cincinnati Stock Exchange) and consolidates such information with the information for all the securities listed on The Nasdaq Stock Market. Nasdaq sells this information to vendors for a fee ("Tape Fees"), and the data vendors in turn sell the last sale and quotation data publicly. Under the revenue sharing provision of the UTP Plan, Nasdaq is permitted to deduct certain costs associated with acting as an exclusive SIP from the total amount of Tape Fees collected. After these costs are deducted from the Tape Fees, Nasdaq distributes to the respective UTP Plan participants their share of Tape Fees based on a combination of trade volume and share volume.

While Nasdaq is currently the exclusive SIP for the UTP Plan, it is working with the other UTP Plan participants to enter into a Request-for-Proposal process to select a new SIP. This process is the result of the SEC's conditions for extending the UTP Plan beyond its March 2001 termination date. The SEC has required that there be good faith negotiations among the UTP Plan participants on a revised UTP Plan that provides for either (i) a fully viable alternative exclusive SIP for all The Nasdaq National Market securities, or (ii) a fully viable alternative non-exclusive SIP. To avoid conflicts of interest, the SEC cautioned that, in the event the revised UTP Plan provides for an exclusive SIP, a UTP Plan participant--particularly Nasdaq--should not operate as the exclusive SIP unless (i) the SIP is chosen on the basis of bona fide competitive bidding and the participant submits the successful bid, and (ii) any decision to award a contract to a UTP Plan participant, and any ensuing renewal of such contract, is made without that UTP Plan participant's direct or indirect voting participation. The UTP Plan participants are currently in the beginning stages of creating the Request-for-Proposal, and it will likely take months to solicit competing bids and come to a joint decision on a new SIP.

The SEC explored the issues relating to the regulation of market information fees and revenues in its 1999 concept release (no. 34-42208). A number of developments in the securities industry led the SEC to initiate its review of the arrangements currently in place for disseminating market information. Each of these developments is attributable, in large part, to improved technology for communicating and organizing information, including:

    o the increased demand of retail investors for high-quality information; and

    o the changing structure of the securities industry, particularly the growth of alternative trading systems that compete with markets operated by SROs and the creation of investor-owned SROs and markets (such as Nasdaq).

Because the value of a market's information is dependent on the quality of the market's operation and regulation, the SEC is concerned that the current arrangements for setting fees and distributing revenues may need to be revised in light of the changes in the industry.

In July 2000, the SEC established an Advisory Committee on Market Information to assist it in evaluating issues relating to the public availability of market information. The issues being addressed by the committee include (i) alternative models for disseminating and consolidating information from multiple markets, (ii) how market information fees should be determined, including the role of public disclosure of market information costs, fees, revenues and how the fairness and reasonableness of fees should be evaluated, and (iii) appropriate governance structures for joint market information plans and their administration. The committee is expected to present its recommendations to the SEC by September 2001.

Nasdaq has been participating in the meetings of the Advisory Committee. The Advisory Committee's discussions have touched on potentially fundamental changes to SEC rules and policies that govern SIPs and national market system plans. Nasdaq's written positions on these issues present two alternative approaches that ensure the continuation of broad dissemination of consolidated national best-bid-and-offer and consolidated last sale information and that focus on the ability for exchanges to compete in an open environment. The first alternative is to eliminate mandatory participation in the national market system plans, including the UTP Plan, and allow exchanges to choose among several competing SIPs to distribute their data. The second alternative, as an interim approach, is to maintain a single national market system plan with a single exclusive SIP, but one that is more limited in scope and function.

Nasdaq does not expect its revenues to be affected if it loses its status as an exclusive SIP and no longer serves as a SIP; however, if this were to happen, Nasdaq would lose certain control over the costs deducted from the Tape Fees that help to cover its expenses. See "-Risk Factors-Nasdaq's costs may increase if it loses its status as an exclusive SIP."

For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from market information services were $258.3 million, $186.5 million and $152.7 million, respectively. Market information services accounted for approximately 31.0% of Nasdaq's total revenues for the year ended December 31, 2000. For the six months ended June 30, 2001, Nasdaq's total revenues from market information services were $118.7 million, which accounted for approximately 26.7% of Nasdaq's total revenues for the period.

Other Markets

Nasdaq operates the Nasdaq InterMarket as well as the OTC Bulletin Board.

Nasdaq InterMarket. Nasdaq InterMarket is an electronic marketplace where NASD members can trade securities listed on the NYSE and Amex. Users can trade on Nasdaq InterMarket among themselves using Nasdaq's CAES order delivery system, or with another participating stock exchange through the Intermarket Trading System. CAES allows users to direct orders in exchange-listed securities to other NASD members for automatic response and automatic execution, and also provides access to the Intermarket Trading System. Nasdaq InterMarket revenues accounted for approximately 2.6% of Nasdaq's total revenues for the year ended December 31, 2000 and approximately 3.4% of Nasdaq's total revenues for the six months ended June 30, 2001. Approximately 90% of the revenues generated from the Nasdaq InterMarket are derived from the sale of data and are reflected in market information services revenues, and the remaining amount is derived from transaction service fees.

For the six months ended June 30, 2001, Nasdaq InterMarket accounted for approximately 7% of trades in stocks listed on the NYSE and approximately 28% of trades in stocks listed on Amex. All Nasdaq InterMarket trades are reported and disseminated in real-time to the Consolidated Tape Association ("CTA"), which is the operating authority for exchange-listed securities information, and as such, Nasdaq shares in the revenues generated by the CTA. Two NASD members that are major wholesale market makers and one ECN report most trades. Other ECNs report trades through Nasdaq systems to the CTA and some are planning to begin quoting in Nasdaq InterMarket. NASD members who trade exchange-listed stocks away from the exchanges account for a significant amount of Nasdaq InterMarket trading activity.

OTC Bulletin Board. The OTC Bulletin Board is an electronic screen-based market for domestic equity securities that, among other things, are not listed on The Nasdaq Stock Market or any primary national securities exchange in the United States. At present, the OTC Bulletin Board is a quotation service, as companies do not list on the OTC Bulletin Board. NASD members may post quotes only for companies that file periodic reports with the SEC and/or with a banking or insurance regulatory authority. In addition, such companies are required to be current with their periodic filings. Market makers are billed based on their average number of positions during a month. A position is defined as any price quotation or indication of interest entered by a market maker in a security listed on the OTC Bulletin Board. The average number of positions is determined by the sum of the total number of quotations for each day in the month divided by the number of trading days in such month. The monthly fee for participation is $6.00 per position. There are no fees charged to companies whose securities are traded on the OTC Bulletin Board. The OTC Bulletin Board revenues accounted for less than 1% of Nasdaq's total revenues for both the year ended December 31, 2000 and for the six months ended June 30, 2001. Revenues generated from the OTC Bulletin Board are included in transaction services revenues.

Last year, in conjunction with Exchange Registration, the Nasdaq Board and the NASD Board of Governors (the "NASD Board" and, together with the Nasdaq Board, the "Boards"), approved several rule changes that are designed to enhance the OTC Bulletin Board and permit Nasdaq to continue to operate it after Exchange Registration. First, the Boards approved a program for Nasdaq to enter into a listing agreement with each OTC Bulletin Board issuer and impose new listing standards to ensure the quality of these issuers. Second, both Boards approved the creation of an automated order delivery system for the OTC Bulletin Board that would allow orders to be delivered and executed via the Nasdaq Workstation II. Finally, to accompany the new listing standards and order delivery system, the Boards approved enhanced market rules that provide for limit order protection, short interest reporting, and intraday trading halt authority. Nasdaq plans to submit to the SEC the appropriate proposed rules and exemption requests that would allow Nasdaq to continue to operate the OTC Bulletin Board after Exchange Registration. The SEC has not yet approved the rules or the exemption request. Therefore, it is not certain whether Nasdaq will continue to operate the OTC Bulletin Board following Exchange Registration. If the SEC does not approve the exemption request, these securities could continue to trade over-the-counter through a non-Nasdaq facility.

Nasdaq's Strategic Initiatives

Nasdaq's strategic initiatives include enhancing its products and services, creating a market for listing and trading single stock futures, and pursuing global market expansion through the creation of Nasdaq Japan, Inc. ("Nasdaq Japan") and Nasdaq Europe S.A./N.V. ("Nasdaq Europe") and exploring alliances with foreign exchanges.

Enhancing Products and Services.

Nasdaq Order Display Facility. On January 10, 2001, the SEC approved a rule proposal to establish the Nasdaq Order Display Facility ("SuperMontage(sm)"). SuperMontage is an improved user interface on the Nasdaq Workstation II designed to refine how market participants can access, process, display, and integrate orders and quotes in Nasdaq. SuperMontage has several strategic implications. It is intended to attract more orders to the Nasdaq market by providing a comprehensive display of the interest at or near the inside market, thus increasing competition and market transparency. SuperMontage also will provide pre-trade anonymity to market participants using a Nasdaq system, i.e., prior to execution no one will know the identity of the firm displaying the order unless such firm reveals its identity. Anonymous trading can contribute to improved pricing for securities by reducing the potential market impact of large transactions and transactions by certain investors whose trading activity, if known, may be more likely to influence others.

By allowing (but not requiring) market participants to give the Nasdaq system multiple orders at a single as well as at multiple price levels, SuperMontage will assist market participants with the management of their back book, i.e., orders that are not at the best price in the market maker's book/system. This functionality will also assist market participants with compliance with the SEC's order handling rules, which among other things, require the display of customer limit orders priced better than a Nasdaq market maker's or a designated dealer's quote or that are for a larger number of shares at the same price. Other system enhancements will make it easier for ECNs to participate in SuperSoes automatic execution.

In the January 10, 2001 approval order, the SEC imposed certain conditions on both Nasdaq and the NASD that must be met prior to the implementation of SuperMontage. These conditions addressed the SEC's concern that participation in the SuperMontage system would be viewed as involuntary due to Nasdaq's role as the exclusive SIP. See "-Market Information Services" for a description of Nasdaq's role as an exclusive SIP. The conditions imposed by the SEC require that:

    o the NASD will offer a quote and trade reporting alternative that satisfies the SEC's rules;

    o NASD quotes disseminated through the exclusive SIP will identify the alternative trading system or market maker source of the quote; and

    o    participation in SuperMontage will be entirely voluntary.

Assuming these conditions can be met and Nasdaq can successfully implement SuperMontage, Nasdaq will add SuperMontage to the Nasdaq Workstation II and show the top three price levels in any quoted security: the best bid and offer in Nasdaq, and the two next best bids and offers. In each case, this display will be accompanied by the aggregate order size at each price level. Nasdaq market makers and ECNs will be able to display their orders anonymously at these price levels in SuperMontage, thus encouraging display of greater trading interest. As currently envisioned, SuperMontage will display the aggregate trading interest in a security at the top of the screen by aggregating the trading interest of all identified market participants and any anonymous interest, which is entered into the Nasdaq system. Market participants will be able to access the best prices in SuperMontage electronically using enhanced versions of Nasdaq's SuperSoes and SelectNet services. Thus, Nasdaq will provide order delivery and automatic execution against the prices displayed in SuperMontage. Nasdaq will continue to offer the ability to market participants to negotiate transactions with specific market makers and ECNs electronically at sizes above the quote size in Nasdaq. Nasdaq currently contemplates that it will begin user testing of SuperMontage in the second quarter of 2002.

Creating a Single Stock Futures Market. On June 1, 2001, Nasdaq and the London International Financial Futures and Options Exchange ("LIFFE") formed Nasdaq LIFFE, LLC, a new U.S. joint venture company to list and trade single stock futures. On August 21, 2001, the Commodity Futures Trading Commission approved Nasdaq LIFFE as a futures market and SRO. Established in 1982, LIFFE is an electronic exchange that enables its users to manage their exposure to foreign exchange rates and interest rates through the offering of markets for a range of financial and non-financial derivative instruments These instruments include futures and options products on short-term interest rates, government bonds, equities (including equities in the U.S., the U.K. and continental Europe), indices and commodity products. In 1998, LIFFE transformed its market from a floor-based trading system to a screen-based electronic system through the implementation of its LIFFE CONNECT(TM) electronic system. The products of the new joint venture are expected to be traded through a modified version of the LIFFE CONNECT electronic system.

Pursuing Global Market Expansion. The forces of technology and deregulation are accelerating the pace of globalization in the trading and processing of securities. Nasdaq believes that the "open architecture" of its trading platform, including unlimited electronic access, has led to the "democratization" of equity markets in the United States (approximately 50% of U.S. citizens directly or indirectly own stocks vs. approximately 18% in Europe and approximately 15% in Japan) and can do the same abroad. Nasdaq also believes that the foundation to create a global market should be built on a strong regional presence in the dominant capital centers of the world. At this time, those centers are the United States, Europe and Asia, particularly Japan. Establishing centers for price discovery and trading in these key regions will develop the foundation for electronically linking these pools of capital within a global platform. Senior officers of Nasdaq have conducted exploratory discussions with a number of major U.S. and foreign securities exchanges, regarding inter-exchange cooperation, joint ventures, marketing affiliations, combinations, or other collaborative activities. Nasdaq anticipates that such discussions will continue but cannot predict the results of any such discussions.

Nasdaq Japan. In June 1999, a joint venture agreement to capitalize a new company, Nasdaq Japan Planning Company, Inc. (subsequently renamed Nasdaq Japan, Inc.) was entered into by the NASD and SOFTBANK Corp. of Japan ("SOFTBANK"), a provider of information, distribution and infrastructure services in the digital information industry. The NASD's investment was subsequently transferred to Nasdaq Global Holdings ("Nasdaq Global"), which is a wholly-owned subsidiary of Nasdaq. Under this joint venture agreement, Nasdaq and SOFTBANK agreed to jointly operate and provide management support, technology and services to Nasdaq Japan in its development and implementation of a new electronic stock market in Japan as a section of the Osaka Securities Exchange (the "OSE"). The OSE is one of Japan's oldest securities exchanges, with over 1,200 listed companies, and is Japan's largest derivatives market. Nasdaq also provided Nasdaq Japan with licenses to its technology and trademarks. On April 19, 2000, Nasdaq Japan signed a Business Collaboration Agreement with the OSE to establish the Nasdaq Japan Market as a new market section of the OSE. The Nasdaq Japan Market began operations on June 19, 2000. In its first phase of operations, prior to its deployment of a SuperMontage-like trading platform technology, Nasdaq Japan will recruit IPOs of companies for listing and will trade these securities on the existing OSE system. As of May 1, 2001, 52 companies are trading on the interim trading platform with an average monthly share volume of 5,281,728 shares. The Nasdaq Japan Market operates under the umbrella of the OSE, which provides regulatory and listing review as well as clearance and settlement services. In addition, Nasdaq Japan, subject to regulatory approvals, intends to be competitive in the trading of U.S. listed securities and exchange-traded funds in Japan, with the trading of the Nasdaq-100 QQQ exchange-traded fund planned to begin during 2001. As a start-up operation, Nasdaq Japan has had only operating losses since its inception. Through the second quarter of 2001, Nasdaq and SOFTBANK had each made capital contributions of approximately $2.6 million to Nasdaq Japan. In July 2001, the Nasdaq Board approved an additional $8.0 million capital contribution to Nasdaq Japan.

In October 2000, Nasdaq Japan's owners approved a private placement transaction in which Nasdaq Japan sold an approximately 15% stake for approximately $48.0 million to a group of 13 major Japanese, U.S. and European brokerages, thereby reducing the ownership interest of Nasdaq Global in Nasdaq Japan to approximately 39%. Ten of the new investors sit on an advisory council that recently elected one director to represent them on Nasdaq Japan's seven-member board. The proceeds of this private placement will be used primarily for working capital and the development of a more sophisticated and efficient share-trading platform.

Nasdaq Europe S.A./N.V. In March 2001, Nasdaq invested $12.5 million to acquire an initial 68% stake in EASDAQ S.A./N.V. ("EASDAQ"), with an immediate aim to dilute its interest through the introduction of other strategic partners as shareholders. EASDAQ was a pan-European stock market for emerging growth companies and was headquartered in Brussels. Pursuant to the investment agreement with EASDAQ, Nasdaq obtained the right to appoint a majority of EASDAQ's board of directors and granted EASDAQ a loan in the amount of approximately $2.6 million. In connection with this investment Nasdaq also restructured EASDAQ into Nasdaq Europe with the goal to make Nasdaq Europe a globally linked pan-European market. Nasdaq has granted Nasdaq Europe a free non-exclusive license to use the Nasdaq trademark and brand name.

A variety of firms, representing a cross-section of U.S. and foreign-based investment banking, financial services and securities firms, have joined Nasdaq as investors in Nasdaq Europe. Among these firms is Knight Trading Group, which holds an approximately 8.7% ownership stake in Nasdaq Europe through its earlier investment in EASDAQ. As of June 30, 2001, Nasdaq's ownership stake in Nasdaq Europe was 52.8%. Nasdaq expects additional investors in Nasdaq Europe.

Nasdaq Europe has also launched the newly developed European Trading System. The European Trading System offers functions similar to The Nasdaq Stock Market while being adaptable to the needs and requirements of the European market. In addition, Nasdaq Europe intends to introduce a system later this year that will integrate certain functions of the SuperMontage system customized to European best practices. This market model will integrate market maker quotes into an anonymous, voluntary limit order book and provide expanded negotiation facilities and trade reporting. As of June 30, 2001, there were 280 companies traded on Nasdaq Europe, 57 of which are listed on Nasdaq Europe and 223 are admitted for trading, and 69 different member firms. For the six months ended June 30, 2001, Nasdaq Europe's average monthly trading volume averaged 9,972 shares.

Canadian Alliance. In April 2000, Nasdaq entered into a cooperative agreement with the Provincial Government of Quebec for the development of a new securities market within Canada called Nasdaq Canada. To facilitate this development, the Provincial Government of Quebec has agreed to undertake the necessary legislative and/or regulatory initiatives to promote the assimilation of Nasdaq Canada into Quebec, including the recognition of Nasdaq as a securities exchange within Quebec and the recognition of Nasdaq-listed securities for trading through Nasdaq Canada without further regulatory action. Nasdaq Canada will be developed in stages, and may culminate in the creation of an autonomous pan-Canadian market. The first stage commenced on November 21, 2000 with the installation of Nasdaq terminals in 10 Canadian securities firms in Montreal, Canada and the establishment of the Nasdaq Canada Index which tracks the market performance of Canadian-listed Nasdaq stocks. These terminals allow these firms to trade Nasdaq-listed securities directly through their local broker, including the over 40 Canadian firms previously listed solely on Nasdaq in the United States. The second stage is scheduled to commence following the implementation of SuperMontage and is expected to involve participation by new Canadian broker-dealers, trading in both U.S. and Canadian dollars and the opportunity to list Canadian companies exclusively on Nasdaq Canada. The planned third stage will result in the linking of Nasdaq Canada with Nasdaq, Nasdaq Europe and Nasdaq Japan. The timing of the second and third stages will be dependent on the success of the alliance's first stage.

Technology

Nasdaq was the world's first electronic screen-based stock market and its use of state-of-the-art computer networking, telecommunications, and information technologies distinguishes it from other U.S. securities markets. Nasdaq embraces automation through the effective use of technology as the key to the future of financial markets. Using technology, Nasdaq eliminates the need for a physical trading floor and enables qualified investors across the country to compete freely with one another in a screen-based environment. Nasdaq also employs technology to maximize its ability to communicate with investors, issuers, traders, the media, and others. In addition to the Enterprise Wide Network II and the Nasdaq Workstation II, Nasdaq technologies include:

The Processing Complex. Nasdaq's quote, trade execution, and trade reporting systems are based on mainframe technology and are located in a processing complex in Trumbull, Connecticut. The systems routinely handle trade volume of over two billion shares daily and over 4,000 transactions per second. In addition, these systems have substantial reserve capacity to handle far greater levels of activity. An alternate processing complex located in Rockville, Maryland backs up the Trumbull technology center.

Data Repository. Market data from Nasdaq's quote and trade execution systems are transferred via high-speed communications links to a market data repository in Rockville, Maryland. At this facility, eight terabytes of online data are available for real-time analysis, historical analysis, market surveillance and regulation, and data mining. The information is provided to applications and users through relational database and higher-level access facilities. The data is also available for delivery to Internet applications.

Nasdaq Tools. On March 7, 2000, Nasdaq purchased Financial Systemware, Inc., a manufacturer of software products. Financial Systemware became a wholly-owned subsidiary of Nasdaq that has been named Nasdaq Tools, Inc. Nasdaq Tools has an order routing and quote management product that allows for, among other things, automatic execution of a liability order, automatic updating of a security's market, and the ability to decline subsequent orders at the same price. Nasdaq Tools is in the process of introducing a new service bureau product, "Tools Plus" that is a position management system with real-time valuation, including profit and loss calculations, automatic execution and display of orders, risk management features, direct ECN access (for SEC Ordering Handling Rule compliance), and storage of information in a database and/or report format. It also provides an Order Audit Trail System compliance feature that handles transaction reporting via e-mail to regulatory agencies.

Strategic Technology Alliances. Historically, Nasdaq has demonstrated an ability to adapt current technology to provide an efficient, robust, and fault tolerant price discovery network. To continue its successful evolution, Nasdaq has formed partnerships and alliances with innovative technology leaders, including the following:

Microsoft. Nasdaq uses Microsoft technology to drive Nasdaq.com and other Web sites. In addition, Microsoft products are in broad use throughout Nasdaq, including Microsoft Exchange for e-mail and sharing information; NT and Windows 2000 servers for application, file, and print support; and Windows workstations for applications and professional productivity. Future potential technology alliances with Microsoft include site and information linkages between Nasdaq.com and Microsoft's MoneyCentral Web site. The alliance may sponsor industry standard solutions for Internet-based financial information exchange and management.

TIBCO. Nasdaq has formed an alliance with TIBCO Software Inc. ("TIBCO") to develop a series of innovative applications utilizing TIBCO information bus technology, which simplifies and manages communications between diverse systems and platforms. These applications include the real-time dissemination of market data, population of data on the Nasdaq.com Web site, and planned use of the technology in next-generation workstation products. Future uses of TIBCO technology may include the development and deployment of next-generation market systems, and extension of publish-and-subscribe technology to additional data distribution channels inside and outside Nasdaq.

IndigoMarkets. IndigoMarkets(sm) Ltd., a joint venture with SSI Ltd. of India, was established in May 2000. Nasdaq Global currently has a 55% interest in the venture, which will create market platforms for Nasdaq global markets, including Nasdaq Japan. IndigoMarkets is also expected to license its products to other customers worldwide. In October 2000, Indigo Markets created a wholly-owned Indian subsidiary, Indigo Markets India Private Ltd. The purpose of the new subsidiary is to license products to Indian customers as well as to provide ongoing maintenance and consulting services.

BIOS Group. On June 25, 1999, Nasdaq and the BIOS Group, a research and development organization based in Santa Fe, New Mexico, formed the Nasdaq/BIOS R&D Joint Venture, LLC (the "Nasdaq BIOS JV"). This joint venture is owned 50% by Nasdaq and 50% by the BIOS Group. The purpose of the joint venture is to spawn new product and/or system ideas to advance the business objectives of Nasdaq. Nasdaq will retain a right of first refusal on any intellectual property generated as a result of the joint venture. Nasdaq has the exclusive right to any technologies related to its business objectives.

Competition

The securities markets are intensely competitive and they are expected to remain so. Nasdaq competes globally and on a product and/or specific geographical basis. Nasdaq competes based on a number of factors, including the quality of its technological and regulatory infrastructure, total transaction costs, the depth and breadth of its markets, the quality of its value-added customer services (e.g., market forums and educational programs), international capabilities, reputation and price. In the U.S., Nasdaq is one of the leaders in each of its principal businesses. Some of Nasdaq's most significant challenges and opportunities will arise outside the United States as globalization is likely to result in a need for a worldwide network for linking global pools of capital and offering investors maximum access to invest in companies anywhere at anytime. In order to take advantage of these opportunities, Nasdaq has formed alliances in key financial centers around the world in order to build on its successes in the United States and its strong, worldwide brand. Nevertheless, most of Nasdaq's competitors overseas are currently larger and have a longer operating history in their markets than does Nasdaq.

In light of recent technological and regulatory changes and new product introductions, Nasdaq expects to compete with a number of different entities varying in size, business objectives and strategy.

Issuer Services. Nasdaq's strategies for maintaining its current listings in both The Nasdaq National Market and The Nasdaq Small Cap Market and gaining new listings include building global brand identity, developing joint marketing opportunities with listed companies, better communication with key decision makers, and providing other value-added issuer services. Nasdaq's marketing efforts have centered on creating a valuable brand-an important factor in attracting and retaining large world-class growth companies.

In terms of obtaining new listings, Nasdaq will continue to focus its efforts primarily on growth companies. Over the last 12 -14 months, general market and economic conditions have made it difficult for many companies to access the public equity markets. Nevertheless, Nasdaq believes that its market model, strong global reputation and value-added services will enable it to compete successfully for listings. Nasdaq employs a variety of initiatives and tools in its marketing efforts, including media advertising, Internet publishing (Nasdaq.com), and international road shows. Historically, Nasdaq's communication has focused on potential issuers and the general investing community. Going forward, Nasdaq will seek to broaden its marketing efforts to incorporate all those interacting with its business.

Nasdaq competes primarily with the NYSE for larger company listings on The Nasdaq National Market. As of June 30, 2001, there were 3,567 companies listed on The Nasdaq National Market with an aggregate domestic market capitalization of $3.1 trillion compared to 2,814 companies listed on the NYSE with an aggregate domestic market capitalization of $12.3 trillion. This playing field has never been even as historically Rule 500 of the NYSE, which required supermajority stockholder approval before a listed company could delist from the NYSE, made it extremely difficult for issuers on the NYSE to leave voluntarily. On July 21, 1999 the SEC approved an amendment to Rule 500 to allow a company to delist from the NYSE if it obtains the approval of its board of directors and its audit committee, publishes a press release announcing its proposed delisting and sends a written notice to its largest 35 stockholders of record (U.S. stockholders of record if a non-U.S. issuer) alerting them to the proposed delisting. Because of these affirmative steps imposed on an issuer's board of directors, in particular the notice requirements, Nasdaq believes that Rule 500 in its modified form continues to constitute an impediment to Nasdaq's ability to compete for NYSE listings. Since Rule 500 was amended, only one company has transferred from the NYSE to Nasdaq. From January 1, 1996 to June 30, 2001, 336 companies have switched to the NYSE from Nasdaq. The number of such transfers has declined significantly, however, from a high of 96 in 1996 to 25 in 2000 and 16 for the first six months of 2001.

Nasdaq competes primarily with the Amex for listings on The Nasdaq SmallCap Market. The companies that list on The SmallCap Market have the option of not trading on the OTC Bulletin Board, the Pink Sheets or listing on any market. Securities firms who voluntarily post quotes or indications of interest make markets for the securities of companies that are not listed on a market.

The two leading services for the posting of quotes for these type of companies are the OTC Bulletin Board, currently owned and operated by Nasdaq, and the Pink Sheets owned by Pink Sheets LLC, a privately owned company. In the fall of 1999, Pink Sheets LLC began operating an electronic version of the Pink Sheets, allowing for the more frequent updating of quotes and information about over-the-counter securities. Many broker/dealers have adopted the electronic version thereby facilitating the centralization of quotations and adding to the transparency of quotes for over-the-counter securities. This enhancement to the Pink Sheets may lead some companies to reconsider the value and associated costs of a Nasdaq listing and increase the level of listing competition Nasdaq faces at the small-company end of the spectrum.

Transaction Services. Nasdaq's core trading service is the provision of the Nasdaq network that provides for the entry and real-time broadcast of quotes to market makers and ECNs. Nasdaq expects to face competition from a number of different sources in providing these services including:

    o Competing stock exchanges or network providers that develop ways to effectively replicate Nasdaq's network and offer quote, execution and reporting services at a lower cost and/or a greater speed and persuade a critical mass of market participants to switch to the new network/market;

    o Competing stock exchanges that are able to find ways to effectively link into Nasdaq's network while avoiding the subscription fees paid by member firms. The SEC could require Nasdaq to distribute the quotations of independent exchanges or the NASD through the Nasdaq network without permitting Nasdaq to charge the same quotation fees that Nasdaq may assess on Nasdaq quote providers. If this were to occur, Nasdaq would, in effect, incur added costs potentially without an opportunity to recover such costs from its full user base;

    o ECNs and third-party service bureaus that may join together to form one dominant service provider, thereby diminishing Nasdaq's competitive position; and

    o Companies that could provide trading services for products and services, including software companies, information and media companies and other companies that are not currently in the securities business.

The net effect of these additional competitors, along with continuing advances in technology and regulatory changes may put downward pressure on the prices Nasdaq may charge for its transaction services.

To address this competition, Nasdaq has looked to enhance its technology and the services it provides to its market participants and refine its pricing approach by reviewing each component of its transaction services, including access services, execution services and post-trade services. For each component, Nasdaq has attempted to make pricing more attractive in order to retain usage of its services. In addition, Nasdaq has looked to increase member awareness of Nasdaq's role as a provider of liquidity in the United States and internationally. For example, Nasdaq has enhanced its order routing and execution services through the implementation of SuperSoes, and will add to that Primex, a new price improvement system, and the introduction of SuperMontage. Nasdaq has also commenced operations in Europe and Japan to extend the benefits of its information and trading platform internationally.

Market Information Services. Nasdaq's market information services revenue is under competitive threat from other stock exchanges that trade Nasdaq stocks, including the established regional exchanges. Current SEC regulations permit these regional exchanges to trade certain securities that are not listed on a national securities exchange, including securities listed on The Nasdaq National Market, pursuant to Nasdaq's UTP Plan. Nasdaq's UTP Plan entitles these exchanges to a share of Nasdaq's data revenue, roughly proportional to such exchange's share of trading as measured by share volume and number of trades. Currently, only the Chicago Stock Exchange and the Cincinnati Stock Exchange trade Nasdaq securities pursuant to the UTP Plan. For the years 1998, 1999 and 2000, the Chicago Stock Exchange's share of trading was 0.15%, 1.11% and 2.50%, respectively. The Cincinnati Stock Exchange did not commence trading under the UTP Plan until 2001. For the six-month period ended June 30, 2001, the Chicago Stock Exchange's share of trading was 3.23% and the Cincinnati Stock Exchange's share of trading was less than 0.01%. The Boston Stock Exchange, Amex and the Philadelphia Stock Exchange have indicated their intent to commence trading in Nasdaq securities pursuant to the UTP Plan. In addition, at least two ECNs have applied for exchange registration and expressed interest in becoming UTP Plan participants. Current active participants in the UTP Plan have established payment for order flow arrangements with their members and customers through sharing tape revenues.

During the last few years, there has been an increase in the number of ECNs. In general, ECNs subscribe to the network service, report trades to ACT, and use Nasdaq's order routing systems. On one level, an ECN performs the same function as an order entry firm by bringing buyers and sellers together. However, ECNs pose a potential threat to Nasdaq's market information services business because, under the new SEC guidelines, they may register as securities exchanges. In this case, they would be eligible for a share of the UTP Plan revenue generated by the sale of Nasdaq's market information products, and their use of Nasdaq's systems could diminish. As of June 30, 2001, there were no ECNs registered as securities exchanges; however, Pacific/Archipelago and Island ECNs have submitted exchange registration applications to the SEC.

Despite the potential threat, Nasdaq's market share of trade and share volume under the UTP Plan remains at 97.5% at present, as participants tend to seek the market with greatest liquidity. In addition, the SEC has not yet approved the exchange registration filings for Pacific/Archipelago and Island and Amex have not yet formalized their intention to trade Nasdaq securities through a filing with the SEC. Nonetheless, there is potential for a significant erosion in Nasdaq's market share of trading activity and the related market information services revenue if new exchanges arise. However, there are substantial steps that must first be taken in order for present and future alternative exchanges to compete with Nasdaq in a meaningful way. These alternative exchanges must first register and be approved as a national securities exchange with the SEC, which can be a lengthy process. In addition, these competitors would have to establish a regulatory structure to ensure the quality of data and support their responsibility of being SROs. In addition, a competitor would need a technological infrastructure in place to ensure the integrity and reliable transmission of data to the SIP.

Nasdaq competes for trading volume in NYSE and Amex exchange-listed securities by offering customers quality trade executions at a reasonable price and derives revenues from the sale of related data. A significant amount of investor self-directed, on line trading activity in listed securities is today executed on Nasdaq InterMarket. These orders forgo the exposure of the auction trading systems of the exchanges in favor of the execution services provided by Nasdaq InterMarket participants.

Nasdaq is engaged in a vigorous effort to increase market share in the Nasdaq InterMarket by encouraging additional market makers and ECNs to participate through Nasdaq InterMarket. Nasdaq InterMarket has implemented a program designed to lower costs for Nasdaq InterMarket participants executing trades through Nasdaq facilities. The program allows Nasdaq InterMarket participants to share in the tape revenue Nasdaq receives as the participant in the CTA Plan. In addition, in May 2000, Nasdaq redesigned certain systems to improve Nasdaq InterMarket trading environment.

Employees

As of June 30, 2001, Nasdaq had approximately 1,200 employees. In connection with efforts to maximize revenues, reduce costs and improve organizational efficiency, Nasdaq implemented an approximate 10% reduction in workforce on June 27, 2001. None of its employees is subject to collective bargaining agreements or is represented by a union. Nasdaq considers its relations with its employees to be good.

The Restructuring

The NASD founded Nasdaq in 1971. Beginning in 1996, the NASD began an internal reorganization, a major feature of which was to separate the regulation of the broker-dealer professionals and surveillance of Nasdaq from Nasdaq, which included establishing NASD Regulation, Inc. ("NASDR") as a separate, independent wholly-owned subsidiary of the NASD. NASDR was created to regulate securities markets for the benefit and protection of the investor. In carrying out this mission, NASDR assumed a substantial portion of the NASD's responsibilities of being the securities industry's largest self-regulator. In 2000, the NASD formed a new wholly-owned subsidiary called NASD Dispute Resolution Inc. ("NASD Dispute Resolution"), formerly known as the NASD Regulation Office of Dispute Resolution. NASD Dispute Resolution administers the NASD's arbitration, mediation and other alternative dispute-resolution services.

At a special meeting of NASD members held on April 14, 2000, more than a majority of NASD members approved the Restructuring through a two-phase private placement of securities. In the first phase of the Restructuring ("Phase I"), on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock at $11.00 per share for an aggregate consideration of $260,301,206. The NASD sold an aggregate of 6,415,649 warrants to purchase an aggregate amount of 25,662,596 shares of Common Stock at $11.00 per warrant and an aggregate of 323,496 shares of Common Stock owned by the NASD at $11.00 per share for an aggregate consideration of $74,130,595.

In the second phase of the Restructuring ("Phase II"), on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock at $13.00 per share for an aggregate consideration of $65,374,361. The NASD sold an aggregate of 4,391,145 warrants to purchase an aggregate amount of 17,564,580 shares of Common Stock at $14.00 per warrant and an aggregate of 4,219,795 shares of Common Stock owned by the NASD at $13.00 per share for an aggregate consideration of $116,333,365.

Securities in the private placement were offered to (i) all NASD members in good standing as of a record date established for each offering, (ii) approximately 750 of the leading issuers whose stock was listed on Nasdaq based on historic trading activity and market capitalization, and (iii) leading institutional investment companies based on their holdings of all Nasdaq-listed securities. All the securities sold in the private placement are subject to restrictions on transfer until June 2002, and subject to certain additional restrictions in the event of an IPO of the Common Stock.

The Restructuring benefits Nasdaq, its employees and investors and the investing public because it:

    o realigned strategically the ownership of Nasdaq with a broad class of strategic investors interested in Nasdaq's long-term success;

    o will facilitate the streamlining of Nasdaq's corporate governance and, once Nasdaq is reconstituted as an SRO, Nasdaq will not need the NASD's consent (other than as a stockholder) to take corporate actions;

    o fosters the separation of Nasdaq from the NASD and NASDR in an attempt to minimize potential conflicts of interest;

    o generated over $325 million in gross proceeds for Nasdaq and it created a financially stronger Nasdaq better able to address competitive challenges and invest in new technologies. This will assist Nasdaq in the implementation of its strategic initiatives including (i) deploying new technology like SuperMontage, (ii) forming global alliances and (iii) implementing competitive pricing of its services;

    o provides Nasdaq with greater access to the public capital markets to fund future capital needs;

    o provides Nasdaq with the flexibility to use its Common Stock as acquisition currency, making it easier to make acquisitions or enter into strategic partnerships; and

    o provides Nasdaq with the ability to incentivize employees by allowing them to become part owners of Nasdaq through its equity plans.

The Restructuring benefits the NASD because it:

    o permits the NASD to focus more on its original mission of being solely a membership-focused organization; and

    o generated gross proceeds of over $190 million, with the potential to raise another approximately $625 million if all the warrants sold are fully exercised. These proceeds will help support the operations of the NASD, which will continue to own NASDR, and will remain the principal SRO responsible for the securities markets. These proceeds will allow the NASDR to better utilize technological advances to regulate the markets more effectively and efficiently.

The Nasdaq Board recognized that by virtue of the broadening of Nasdaq's ownership and the corresponding applicability of the reporting requirements under Sections 13, 14 and 16 of the Exchange Act, Nasdaq will have to devote management time and expense to satisfy the increased disclosure obligations, including information about its operations which would not otherwise be required to be publicly disclosed, and it will become subject to heightened scrutiny of the investing community. The Nasdaq Board also recognized that although the separation of Nasdaq from the NASD is intended to minimize potential conflicts of interests, conflicts may arise between the NASD and Nasdaq relating to their continuing contractual relationships and, until Exchange Registration, the NASD will retain voting control over Nasdaq and, accordingly, will continue to exert influence over Nasdaq's management and affairs.

In furtherance of the goals of the Restructuring, the NASD indicated its intention to sell by June 30, 2002 those shares of Common Stock that it owns (other than shares underlying outstanding warrants), subject to market conditions and the NASD's ability to obtain a fair price. As of June 30, 2001, the NASD owned approximately 28% of Nasdaq on a fully-diluted basis (approximately 70% on a non-diluted basis). Although it is contemplated that the NASD will eventually divest completely its ownership interest in Nasdaq, there may still exist certain contractual relationships between the parties once this happens. For example, prior to the Restructuring, Nasdaq had access to many support functions of the NASD, including cash management and other financial services, real estate, legal, surveillance and other regulatory services, information services and corporate and administrative services. On June 28, 2000, the NASD and Nasdaq entered into a Separation and Common Services Agreement pursuant to which the NASD continues to provide these services to Nasdaq. Under this contract, Nasdaq pays to the NASD the costs of the services provided, including any incidental expenses associated with such services. Nasdaq has contracted with the NASD to provide such services because of the NASD's expertise and experience in providing such services to Nasdaq, resulting in cost savings and greater efficiency for Nasdaq. Nasdaq expects the cost of the services provided by the NASD to be approximately $9 million per year under this agreement. Nasdaq expects to review in the future the provision of these services to determine whether it will be more efficient to internalize these services or to seek alternative third party providers. See "--Risk Factors--Nasdaq faces potential conflicts of interest with related parties," "--Risk Factors--The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties" and "Item 7. Certain Relationships and Related Transactions."

Market Oversight

Virtually all facets of the operation of The Nasdaq Stock Market are subject to the SEC's oversight, as prescribed by the Exchange Act.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, a SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. The NASD is the largest SRO in the United States, with a membership that includes virtually every U.S. broker-dealer. The NASD's status as a national securities association registered pursuant to the terms of Section 15A of the Exchange Act establishes it as a SRO, on par with registered exchanges (such as the NYSE and Amex), which are also SROs. To date, the NASD is the only registered securities association, though there is nothing in the Exchange Act precluding the formation of other similar associations. The NASD was organized to standardize the securities industry's principles and practices, to promote high standards of commercial honor, to advance just and equitable principles of trade for investor protection, to adopt and enforce rules of fair practice and to foster member observance of federal and state securities laws. In keeping with its regulatory obligations, the NASD is also currently responsible for the regulation of the activity on Nasdaq as well as the over-the-counter market.

Section 19 of the Exchange Act lays out the SEC's authority with respect to SROs. In brief, SROs must submit proposed changes of their rules to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve, abrogate or amend the proposal, as it deems appropriate. The SEC's action is designed to ensure that SRO rules and procedures are consistent with the aims of the Exchange Act. In 1996, investigations by the SEC and the U.S. Department of Justice found deficiencies in the NASD's oversight of the Nasdaq market and the NASD's enforcement of broker-dealer compliance with the NASD rules and the requirements of the federal securities laws. As a consequence, the NASD made certain undertakings as part of an order issued by the SEC, including assuring that adequate resources are available to monitor the systems for compliance, providing greater independence to the regulatory staff, ensuring greater non-industry participation in deliberations relating to regulatory and policy making and providing the NASDR with the day-to-day responsibility for regulation, surveillance, examination and discipling of members. To the extent that Nasdaq is delegated areas of responsibility covered by the order, it may be subject to requirements of the order.

Under the Delegation Plan, the NASD has delegated responsibility for market-operation functions to Nasdaq. Although Nasdaq exercises primary responsibility for market-related functions, including market-related rulemaking, all actions taken by Nasdaq pursuant to its delegated authority are subject to review, ratification or rejection by the NASD. As long as the Delegation Plan remains in effect, the NASD will continue to have authority over Nasdaq in this respect. The current structure will continue until Nasdaq is reconstituted as an SRO, which will become effective upon Exchange Registration. As a SRO, like other registered exchanges, Nasdaq will have its own rules regarding listing, membership, trading and regulation that are distinct and separate from those administered by the NASD. Broker-dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships (including the NASD). As a SRO, Nasdaq will regulate only those who elect to become members of Nasdaq while the NASD will still be responsible for regulating all its members. At the time Nasdaq becomes an SRO, the NASD will no longer be responsible for Nasdaq meeting its SRO obligations.

Pursuant to a long-term contract, NASDR will perform substantially the same type and scope of regulatory functions as those NASDR performs for Nasdaq now prior to Exchange Registration. See "Item 7. Certain Relationships and Related Transactions" and "?Risk Factors?Nasdaq faces potential conflicts of interest with related parties" and "?The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties." In general, under this contract NASDR will perform automated surveillance of trading on the markets operated by Nasdaq and review member firm compliance with the rules and regulations applicable to trading and market-making functions.

Exchange Registration

Nasdaq has initiated the process with the SEC for Exchange Registration by filing an application with the SEC. If Nasdaq obtains Exchange Registration it will receive its own SRO status separate from that of the NASD. Exchange Registration is primarily a change in legal status for Nasdaq as opposed to a change in the manner that Nasdaq operates. Exchange Registration is not expected to have a material effect on Nasdaq's operating results in the short term.

Nasdaq is seeking Exchange Registration for a number of reasons. Exchange Registration will allow Nasdaq to separate fully from the NASD, further minimizing potential conflicts between Nasdaq and the NASDR and thereby furthering certain of the principal goals of the Restructuring. In addition, separation from the NASD will allow Nasdaq to more easily raise capital for technology and for operational improvements. Exchange Registration will also eliminate the disparity of treatment under certain state laws between securities that are "listed on an exchange" and those that are not. Nasdaq's domestic and global profile will be enhanced as Nasdaq will become known as a securities exchange on the same terms as other U.S. registered-exchange markets allowing Nasdaq to better respond to the competition it faces. In addition, Exchange Registration will allow Nasdaq to better compete with European exchanges which have, or plan to, become publicly-traded companies by enhancing its ability to raise capital and respond quickly to changes in the industry.

Nasdaq's application for Exchange Registration was published by the SEC for public comment on June 13, 2001. The comment period has been extended to August 29, 2001. Information relating to Nasdaq's application can be found at the SEC's web site at http://www.sec.gov/rules/other/34-44396.htm. In connection with Exchange Registration, the SEC is conducting a review of Nasdaq's current rules and operations. The SEC also has requested certain changes be made to the national market system plans and is reviewing issues relating to the future control and operation of the OTC Bulletin Board. In addition, the SEC has also stated that its approval of Exchange Registration is linked to the NASD's ability to provide an alternative facility to NASD members to assist in the quotation and transaction reporting of exchange-listed securities. As a result, the SEC's present position appears to be that the NASD may have to have a quotation and transaction reporting facility for securities listed on Nasdaq, the NYSE and Amex in place upon Exchange Registration. Upon the conclusion of the comment period, the SEC will review any comment letters received and then issue an order granting Exchange Registration or begin proceedings to disapprove the application. The SEC may also extend the comment period or request that Nasdaq extend their time for review of Nasdaq's application. A decision on Exchange Registration is not expected to occur until later this year and there is no assurance that Exchange Registration will be granted or as to the timing of Exchange Registration. See"--Risk Factors--The SEC may challenge or not approve Nasdaq's plan to become a national securities exchange or it may require changes in the manner Nasdaq conducts its business before granting its approval."

Exchange Registration will provide investors in Nasdaq with greater governance rights, as the NASD will no longer be required to retain voting control over Nasdaq. Until Nasdaq becomes an exchange, the shares underlying unexercised and unexpired warrants as well as shares of Common Stock purchased through the valid exercise of warrants, will be voted by a trustee at the direction of the NASD, assuring that the NASD will retain voting control over Nasdaq. Upon Exchange Registration, the shares of Common Stock purchased through the valid exercise of warrants will be voted by the holder of the shares and the shares underlying unexercised and unexpired warrants will be voted at the direction of the respective warrant holder. In addition, the NASD has stated that, commencing upon Exchange Registration, it will vote its shares of Common Stock (other than shares underlying then-outstanding warrants) in the same proportion as the other common stockholders of Nasdaq. On May 22, 2001, Robert Glauber, Chief Executive Officer and President of the NASD, and Hardwick Simmons, Chief Executive Officer of Nasdaq, issued a joint letter to the members of the NASD announcing an arrangement between the two companies whereby there will continue to be a certain overlap between the members of the NASD Board and the Nasdaq Board only until such time as Nasdaq is granted Exchange Registration.

Other Recent Transactions

On May 3, 2001, Nasdaq issued and sold $240.0 million in aggregate principal amount of its 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The Subordinated Debentures are convertible at any time into an aggregate of 12 million shares of Common Stock, reflecting a conversion price of $20.00 per share, subject to adjustment. Hellman & Friedman owns approximately 9.8% of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the 5% voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing 5% limitation for any person (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. In connection with the transaction, Nasdaq granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Effective May 3, 2001, F. Warren Hellman was elected to the Nasdaq Board pursuant to the foregoing provision.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13.00 per share for an aggregate purchase price of $239,999,994. These repurchased shares are no longer outstanding. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

Risk Factors

This Registration Statement contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Nasdaq described below and elsewhere in this Registration Statement.

The risks and uncertainties described below are not the only ones facing Nasdaq. Additional risks and uncertainties not presently known to Nasdaq or that Nasdaq currently believes to be immaterial may also adversely affect Nasdaq's business. If any of the following risks actually occur, Nasdaq's business, financial condition, or operating results could be materially adversely affected.

Nasdaq's operating results could fluctuate significantly in the future.

Nasdaq's operating results may fluctuate significantly in the future as a result of a variety of factors, including: (i) a decrease in the trading volume in Nasdaq; (ii) increased competition from alternative market venues that might reduce market share and create pricing pressure; (iii) competition from the NYSE or new competing exchanges for new listings; (iv) a reduction in market data revenue; (v) the rate at which Nasdaq obtains new listings and maintains its current listings; (vi) regulatory changes and compliance costs; (vii) Nasdaq's ability to utilize its capital effectively; (viii) Nasdaq's ability to manage personnel, overhead, and other expenses, in particular technology expenses; and (ix) general market and economic conditions.

Nasdaq's business could be harmed by market fluctuations and other risks associated with the securities industry generally.

A substantial portion of Nasdaq's revenues is tied to the trading volume of its listed securities. Trading volume is directly affected by economic and political conditions, broad trends in business and finance, and changes in volume and price levels of securities transactions. An adverse change affecting the economy or the securities markets could result in a decline in trading volume. Nasdaq is also particularly affected by declines in trading volume in technology and Internet-related stocks because a significant portion of its customers trade in these types of stocks and a large number of technology and Internet-related companies are listed on Nasdaq. A downturn in the initial public offering market is also likely to have an adverse effect on Nasdaq's revenues, including, in particular, revenues from listing fees. A decline in trading volume would lower transaction services revenues, and Nasdaq's profitability may be adversely affected if it is unable to reduce costs at the same rate. For example, in the first six months of 2001, 28 IPOs were brought to market on Nasdaq compared to 221 in the first six months of 2000. There were also 522 delisted companies in the first six months of 2001 compared to 395 during the same time period last year. Consequently, Nasdaq's issuer services revenues declined in the first six months of 2001. Further downward trends in general market conditions could adversely affect Nasdaq's revenues and reduce its profitability if Nasdaq cannot reduce its costs at the same rate to offset such trends.

Substantial competition could reduce Nasdaq's market share and harm Nasdaq's financial performance.

It is possible that a competing securities exchange, network provider, or technology company could develop ways to replicate Nasdaq's network more efficiently than Nasdaq and persuade a critical mass of market participants to switch to a new network. The NYSE has announced that it might buy or build its own electronic network for trading Nasdaq stocks and has announced that it is in discussions with nine other exchanges in Europe, Asia, and the Americas to form a set of global alliances that would be intended to allow investors to trade throughout the day. This could have an adverse effect on Nasdaq's business, financial condition, and results of operation.

SelectNet is Nasdaq's automated market service that enables securities firms to route orders, negotiate terms, and execute trades in Nasdaq-listed securities. If there is an increase in the number of market makers or ECNs that determine they do enough order routing traffic to justify setting up a proprietary network for their traffic, Nasdaq may be forced to reduce its fees further or risk losing its share of the order routing business. In addition, certain system providers link many Nasdaq market makers. These systems may be able to increase the number of orders executed through their systems versus the Nasdaq systems. A reduction in the order routing business could have an adverse effect on Nasdaq's business, financial condition, and operating results.

The traditional products and services offered by markets are being unbundled. Historically, Nasdaq has provided listings, execution services, information services, and regulatory services to the investing public. Currently, there are many competitors operating in the execution services market. Nasdaq has not historically implemented pricing strategies that isolate its various businesses. Due to competition in the execution services business, as well as Nasdaq's past practice of bundling products and services, it is uncertain whether Nasdaq will be able to compete successfully in this business. Furthermore, Nasdaq faces multiple pricing constraints, including in particular, regulatory constraints that may prevent it from competing effectively in certain markets.

Substantial competition could reduce Nasdaq's issuer services revenues.

Nasdaq faces competition for listings from other primary exchanges, especially from the NYSE. In addition to competition for initial listings, Nasdaq also competes with the NYSE to maintain listings. In the past, a number of issuers listed on Nasdaq have left Nasdaq for the NYSE each year. The largest 50 Nasdaq-listed issuers (based on U.S. market value) accounted for approximately 52.0% of total dollar volume traded on Nasdaq for the six months ended June 30, 2001. Therefore, the loss of one or more of these issuers would result in a significant decrease in revenues from Nasdaq's issuer services.

ECNs do not currently provide listing venues, although such systems can register as an exchange and compete with traditional exchanges and Nasdaq for the execution and market data business. At least two ECNs have applied to become registered as a national securities exchange. If these new exchanges are successful in attracting trading volume and do not continue to use Nasdaq transaction systems, traditional listings will become less profitable to Nasdaq as they will not provide corresponding revenue from trade executions and the sale of market data. In addition, if ECNs become exchanges, they may enter the competition for issuer listings. There can be no assurances that Nasdaq will be able to maintain or increase its listing revenues. The reduction in initial listings or the loss of a top issuer could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq's market information services revenues are threatened by other exchanges trading Nasdaq stocks.

Current SEC regulations permit national securities exchanges to trade certain securities that are listed on Nasdaq pursuant to the UTP Plan. If the UTP Plan participants' share of trades in Nasdaq stocks increases substantially, Nasdaq's financial condition and operating results could be adversely affected. In addition, since the allowable costs that are shared by UTP Plan participants and the fees Nasdaq can charge for data products are not exclusively set by Nasdaq, Nasdaq's control over its revenue and cost base under the UTP Plan is limited. Current amendments to the UTP Plan under negotiation include (i) an increase in the number of the eligible securities over a one year period from 1,000 to all securities on The Nasdaq National Market and The Nasdaq SmallCap Market, and (ii) the elimination of the floor and ceiling limits on the amount of market data revenue Nasdaq must share with the UTP Plan participants. These and other amendments could have a materially adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq's costs may increase if it loses its status as the exclusive SIP under the UTP Plan.

Under the UTP Plan, Nasdaq collects quotation and last sale information from competing exchanges (currently the Chicago Stock Exchange and the Cincinnati Stock Exchange) and consolidates such information with its own. Nasdaq sells this information for a Tape Fee. Under the revenue sharing provision of the UTP Plan, Nasdaq is permitted to deduct certain costs associated with acting as the exclusive SIP from the total amount of Tape Fees collected. The SEC has stated that as a condition of extending the UTP Plan, the parties to the UTP Plan must negotiate in good faith to revise the UTP Plan so that it provides for either a fully viable alternative exclusive SIP for all Nasdaq securities or a fully viable alternative non-exclusive SIP. Each UTP participant will have to share in the development costs to create the new SIP. Therefore, if Nasdaq loses its status as the exclusive SIP under the UTP Plan, its ongoing costs will increase.

Nasdaq may lose trade reporting revenues if more market participants bypass the comparison feature of its trade reporting system.

As market participants continue to establish automated trading links with one another and lock-in transactions externally from Nasdaq, the use of the ACT comparison function as a percentage of total trading volume will continue to decrease. This negatively affects revenue, since firms are using ACT for trade reporting, but not for comparison. Although ACT comparison revenue actually increased by more than $10 million in fiscal year 2000 over fiscal year 1999, this increase was due primarily to increased trading volumes, particularly during the first quarter of 2000 in OTC Bulletin Board securities.

Certain Congressional and SEC reviews could result in a reduction in data fees that could reduce Nasdaq's revenues.

The SEC is reviewing concerns by industry members that the present levels of data fees do not properly reflect the costs associated with their collection, processing and distribution. As noted above, the SEC has established the SEC Advisory Committee on Market Data and its recommendation is due on September 30, 2001. Nasdaq has argued that there are regulatory, market capacity, and other related costs of operating the market. A fee realignment that does not recognize the full market costs of creating and delivering market data could reduce overall data revenues in the future and adversely affect Nasdaq's business, financial condition, and operating results.

Legislation was introduced and hearings were held in the last session of Congress pertaining to whether stock exchanges and markets have a property right to quote and trade data. Hearings were held again on this subject in March and April 2001. Since securities firms are required to supply the market operator with quote and trade information, some have argued that the operator has no right to be able to sell the data back to the securities firms. This issue continues to be debated and the outcome could have a significant impact on the viability of Nasdaq's data revenue and, as a consequence, on its business, financial condition, and operating results.

Nasdaq is subject to extensive regulation that may harm its ability to compete with less regulated entities.

Under current federal securities laws, changes in Nasdaq's rules and operations, including its pricing structure, must be approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals submitted by Nasdaq. In addition, the SEC may delay the initiation of the public comment process or the approval process. This delay in approving changes, or the altering of any proposed change, could have an adverse effect on Nasdaq's business, financial condition, and operating results.

System limitations and failures could harm Nasdaq's business.

Nasdaq's business depends on the integrity and performance of the computer and communications systems supporting it. If Nasdaq's systems cannot be expanded to cope with increased demand or fail to perform, Nasdaq could experience: (i) unanticipated disruptions in service, (ii) slower response times, and (iii) delays in the introduction of new products and services. These consequences could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, and regulatory sanctions. Nasdaq has experienced occasional systems failures and delays in the past and it could experience future systems failures and delays.

Nasdaq uses internally developed systems to operate its business, including transaction processing systems to accommodate increased capacity. However, if Nasdaq's trading volume increases unexpectedly, Nasdaq will need to expand and upgrade its technology, transaction processing systems and network infrastructure. Nasdaq does not know whether it will be able to project accurately the rate, timing, or cost of any increases, or expand and upgrade its systems and infrastructure to accommodate any increases in a timely manner.

Nasdaq's systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Nasdaq currently maintains multiple computer facilities to provide full service during system disruptions, and has facilities in place that are expected to maintain service during a system disruption. Any system failure that causes an interruption in service or decreases the responsiveness of Nasdaq's service could impair its reputation, damage its brand name, and negatively impact its revenues. Nasdaq also relies on a number of third parties for systems support. Any interruption in these third-party services or deterioration in the performance of these services could also be disruptive to Nasdaq's business and have a material adverse effect on its business, financial condition, and operating results.

Nasdaq may not be able to keep up with rapid technological and other competitive changes affecting the structure of the securities markets.

The markets in which Nasdaq competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands. These market characteristics are heightened by the emerging nature of the Internet and the trend for companies from many industries to offer Internet-based products and services. In addition, the widespread adoption of new Internet, networking, or telecommunications technologies or other technological changes could require Nasdaq to incur substantial expenditures to modify or adapt its services or infrastructure. Nasdaq's future success will depend on its ability to respond to changing technologies on a timely and cost-effective basis. Nasdaq's operating results may be adversely affected if it cannot successfully develop, introduce, or market new services and products. In addition, any failure by Nasdaq to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq may have difficulty managing its growth.

Over the last several years, Nasdaq has experienced significant growth in its business and the number of its employees. Nasdaq may not be able to continue to manage its growth successfully. In an attempt to stimulate future growth, Nasdaq has undertaken several initiatives to increase its business, including enhancing existing products, developing new products, and forming strategic relationships. The increased costs associated with Nasdaq's initiatives may not be offset by corresponding increases in its revenues. The growth of Nasdaq's business has required, and will continue to require, Nasdaq to increase its investment in technology, management personnel, market regulatory services, and facilities. No assurance can be made that Nasdaq has made adequate allowances for the costs and risks associated with this expansion, that its systems, procedures, or controls will be adequate to support its operations, or that its management will be able to offer and expand its services successfully. If Nasdaq is unable to manage its growth effectively, its business, financial condition, and operating results could be adversely affected.

Nasdaq may need additional funds to support its business plan.

Nasdaq depends on the availability of adequate capital to maintain and develop its business. Nasdaq believes that its current capital requirements will be met from internally generated funds and from the funds raised in connection with the Restructuring. However, based upon a variety of factors, including the rate of market acceptance of Nasdaq's new products, the cost of service and technology upgrades, and regulatory costs, Nasdaq's capital requirements may vary from those currently planned. There can be no assurance that additional capital will be available on a timely basis, or on favorable terms or at all.

Nasdaq may not be successful in executing its international strategy.

In order to take advantage of anticipated opportunities that will arise outside the United States, Nasdaq intends to invest significant resources in developing strategic partnerships with non-U.S. stock markets. Nasdaq has had only very limited experience in developing localized versions of its services and in marketing and operating its services internationally. To date, Nasdaq's international efforts have not yet achieved profitability. There can be no assurance that Nasdaq will be able to succeed in marketing its branded services and developing localized services in international markets. Nasdaq may experience difficulty in managing its international operations because of, among other things, competitive conditions overseas, difficulties in supervising foreign operations, managing currency risk, established domestic markets, language and cultural differences, political and economic instability, and changes in regulatory requirements or the failure to obtain requested regulatory changes and approvals. Any of the above could have an adverse effect on the success of Nasdaq's international operations and, consequently, on Nasdaq's business, financial condition, and operating results. See "Item 1. Business--Nasdaq's Strategic Initiatives--Pursuing Global Market Expansion."

Extended hours trading may have a negative impact on Nasdaq's business.

Today, market participants, including some ECNs, are trading beyond traditional market hours (9:30 a.m. to 4:00 p.m., Eastern time). Extending trading hours may put additional stress on the financial services industry. Nasdaq has extended the availability of its trade reporting and quotation systems from 8:00 a.m. until 6:30 p.m. Eastern time. Specifically, the systems involved include ACT, ACES, CAES/Intermarket Trading System, SelectNet, the Nasdaq Quotation Display System, Nasdaq Trade Dissemination Service, and Nasdaq Level 1 Service (which disseminates real-time, inside quote updates, as well as the 4:00 p.m. closing prices). Certain Nasdaq market participants have been unable to modify their technology to accommodate the expansion of trading hours and attendant regulatory requirements. To date, volume in extended hours trading remains relatively low. However, to the extent that a large extended hours session develops and Nasdaq market participants are not prepared to handle the additional capacity, Nasdaq may lose trading volume to more technologically advanced competitors. In addition, insufficient interest in extended hours trading could result in decreased liquidity, increased volatility, or degeneration of price discovery, all of which could potentially undermine the public confidence in Nasdaq and adversely affect Nasdaq's business, financial condition, and operating results. In addition, the revenues generated by trading in the extended hours market may not be sufficient to cover costs associated with such trading.

Failure to protect its intellectual property rights could harm Nasdaq's brand-building efforts and ability to compete effectively.

To protect its rights to its intellectual property, Nasdaq relies on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps Nasdaq has taken may be inadequate to deter misappropriation of its proprietary information. Nasdaq may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Nasdaq has registered, or applied to register, its trademarks in the U.S. and in 40 foreign jurisdictions and has pending U.S. and foreign applications for other trademarks. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which Nasdaq offers or intends to offer its services. Failure to protect its intellectual property adequately could harm its brand and affect its ability to compete effectively. Further, defending its intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect Nasdaq's business, financial condition, and operating results.

Lack of operating history as a for-profit entity with private ownership interests.

While Nasdaq has an established operating history, it has only operated as a for-profit company with private ownership interests since June 28, 2000. Therefore, Nasdaq is subject to the risks and uncertainties associated with any newly independent company. Nasdaq has had access to many support functions of the NASD, including: cash management and other financial services, real estate, legal, surveillance, and other regulatory services, information services, and corporate and administrative services. Nasdaq has entered into, and intends to enter into, various intercompany arrangements with the NASD and its affiliates for the provision of these services on an on-going or transitional basis. See "--Nasdaq faces potential conflicts of interest with related parties" and "--The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties" and "Item 7. Certain Relationships and Related Transactions." In addition, Nasdaq's initiatives designed to increase operating efficiencies may not yield the expected benefits or efficiencies and may be subject to delays, unexpected costs, and cost overruns, all of which could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Failure to attract and retain key personnel may adversely affect Nasdaq's ability to conduct its business.

Nasdaq's future success depends on the continued service and performance of its senior management and certain other key personnel. For example, Nasdaq is dependent on specialized systems personnel to operate, maintain, and upgrade its systems. The inability of Nasdaq to retain key personnel or retain other qualified personnel could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 5. Directors and Executive Officers."

Nasdaq is subject to risks relating to litigation and potential securities laws liability.

Many aspects of Nasdaq's business potentially involve substantial risks of liability. While Nasdaq enjoys immunity for certain self-regulatory organization activities, it could be exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and other federal and state agencies. These risks include, among others, potential liability from disputes over the terms of a trade, the claim that a system failure or delay cost a customer money, that Nasdaq entered into an unauthorized transaction or that it provided materially false or misleading statements in connection with a securities transaction. As Nasdaq intends to defend any such litigation actively, significant legal expenses could be incurred. An adverse resolution of any future lawsuit or claim against Nasdaq could have an adverse effect on its business, financial condition, and operating results.

Nasdaq's networks may be vulnerable to security risks.

As with other computer networks, it is possible that Nasdaq's networks may be vulnerable to unauthorized access, computer viruses, and other security problems. Persons who circumvent security measures could wrongfully use Nasdaq's information or cause interruptions or malfunctions in Nasdaq's operations. Nasdaq is required to continue to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although Nasdaq intends to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volumes and have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq faces potential conflicts of interest with related parties.

As of July 31, 2001, the NASD beneficially owns, on a fully diluted basis, approximately 28% of Nasdaq's outstanding Common Stock (approximately 70% on a non-diluted basis). See "Item 10. Recent Sales of Unregistered Securities." Until Exchange Registration, the shares of Common Stock underlying any unexpired and unexercised tranches of warrants sold in the Restructuring by the NASD, as well as the shares of Common Stock purchased through the valid exercise of such warrants, will be voted at the direction of the NASD. In addition, nine of the 18 members of the Nasdaq Board are currently members of the NASD Board. Until Exchange Registration, the NASD will be in a position to continue to control substantially all matters affecting Nasdaq, including any determination with respect to the direction and policies of Nasdaq, acquisition or disposition of assets, future issuances of securities of Nasdaq, Nasdaq's incurrence of debt, and any dividend payable on the Common Stock.

Conflicts of interest may arise between Nasdaq and the NASD, or its affiliates, in a number of areas relating to their past and ongoing relationships, including the nature, quality, and pricing of services rendered; shared marketing functions; tax and employee benefit matters; indemnity agreements; sales or distributions by the NASD of all or any portion of its ownership interest in Nasdaq; or the NASD's ability to influence certain affairs of Nasdaq prior to Exchange Registration. There can be no assurance that the NASD and Nasdaq will be able to resolve any potential conflict or that, if resolved, Nasdaq would not receive more favorable resolution if it were dealing with an unaffiliated party.

Conflicts may also arise between Nasdaq and Amex by virtue of commitments made by the NASD in connection with its acquisition of Amex.

The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties.

For purposes of governing their ongoing relationship, Nasdaq and the NASD, or their affiliates, have entered into, or intend to enter into, various agreements involving the provision of services such as market surveillance and other regulatory functions, cash management and other financial services, legal, facilities sharing, information services, corporate, and other administrative services. However, as of the date hereof, Nasdaq has only fully negotiated a contract with the NASDR pursuant to which NASDR will regulate Nasdaq trading activity commencing upon the effectiveness of Exchange Registration. The NASDR will continue regulating trading activity on Nasdaq under a new long-term contract that establishes the various functions NASDR will perform and the price that Nasdaq will pay for these functions. The functions covered under this contract are substantially the same type and scope as those NASDR performs under the Delegation Plan.

The terms of the other intercompany agreements have not yet been fully negotiated. Although it is the intention of the parties to negotiate agreements that provide for arm's length, fair market value pricing, there can be no assurance that these contemplated agreements, or the transactions provided in them, will be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties. The cost to Nasdaq for such services could increase at a faster rate than its revenues and could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 7. Certain Relationships and Related Transactions."

The SEC may challenge or not approve Nasdaq's plan to become a national securities exchange or it may require changes in the manner Nasdaq conducts its business before granting this approval.

The SEC may not approve Nasdaq's proposal to be registered as a national securities exchange or may require changes in the manner Nasdaq conducts its business before granting this approval. Failure to be so registered could adversely effect Nasdaq's competitive position and could have a material adverse effect on Nasdaq's business conditions and business prospects.

In connection with Exchange Registration, certain changes must be made to the national market system plans. Certain participants in the plans may object to, or request modifications to, amendments proposed by Nasdaq. Failure to resolve these issues in a timely manner could delay Exchange Registration. In addition, the SEC has also stated that its approval of Exchange Registration is linked to the NASD's ability to provide an alternative facility to NASD members to assist in the quotation and transaction reporting of exchange-listed securities. Any significant delay or failure on the part of the NASD to build this residual market could also delay the SEC's approval of Exchange Registration.

There can be no assurance that Exchange Registration will occur or that the registration process will occur in a timely manner. Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process could be lengthy. The failure to be approved as an exchange by the SEC may have negative implications on the ability of Nasdaq to fund its planned initiatives.

In addition, the SEC has not yet agreed and may not agree to Nasdaq's proposal to continue to operate the OTC Bulletin Board after Exchange Registration.

Nasdaq may face competition from the establishment of a "residual market" by the NASD.

In the SEC's January 2001 order approving SuperMontage, it noted that in order to address concerns that Nasdaq's position as an exclusive SIP would compel participation in SuperMontage, the NASD has committed to provide NASD members with the ability to opt-out of SuperMontage by providing an alternative quotation and transaction reporting facility for NASD members. In addition, the SEC has also stated that the approval of Exchange Registration is linked to the NASD's obligation to provide an alternative facility to allow NASD members to report trades and disseminate quotations in exchange-listed securities. If this market becomes a viable alternative to Nasdaq, then Nasdaq faces the risk of reduced market share in transactions and market information services revenues, which would adversely affect Nasdaq's business, financial condition, and operating results.

Nasdaq will not pay cash dividends for the foreseeable future.

Nasdaq anticipates that earnings, if any, will be retained for the development of its business and that no cash dividends will be declared on the Common Stock for the foreseeable future.

Provisions of Delaware law and Nasdaq's governing documents may delay or prevent its takeover.

Nasdaq is organized under the laws of the State of Delaware and was incorporated in 1979. Certain provisions of Delaware law may have the effect of delaying or preventing a transaction that would cause a change in Nasdaq's control. In addition, certain provisions of the Certificate of Incorporation and Nasdaq's By-Laws (the "By-Laws") may delay, defer, or prevent this type of transaction, even if Nasdaq's stockholders consider the transaction to be in their best interests. For example, the Certificate of Incorporation places limitations on the voting rights of persons, other than the NASD or any other person as may be approved by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock. As a result, third parties are limited from exercising voting control over Nasdaq. Moreover, it is possible that the SEC might object to any action of the Nasdaq Board that would permit certain persons from being exempted from the foregoing restriction on voting power. In addition, in response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any Nasdaq member or any person associated with a Nasdaq member from beneficially owning more than 5% of the outstanding shares of Common Stock. Other provisions make the removal of incumbent directors and the election of new directors more time consuming and difficult, which may discourage third parties from attempting to obtain control of Nasdaq, even if the change in control would be in the best interests of its stockholders. See "Item 11. Description of Registrant's Securities to be Registered."

Item 2.  Financial Information.

The following table presents summary consolidated financial and operating data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results.




                                                      Selected Consolidated Financial Data


                                                             Year Ended December 31,                           Six Months Ended
                                                                                                                   June 30,
      Statements of Income Date:             1996          1997         1998         1999          2000         2000        2001
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
                                              (in thousands, except share and per share data and number of listed companies)

                                                                                                (Restated)   (Restated)
Revenues:
     Transaction services                   $118,500     $174,741    $ 160,506     $283,652       $395,123    $199,948     $221,192
     Market information services              99,446      126,436      152,665      186,543        258,251     134,641      118,670
     Issuer services                         111,832      113,019      137,344      163,425        149,297      71,029       77,085
     Other                                     2,452        2,530          308          628         30,040      12,901       27,126
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
        Total revenues                       332,230      416,726      450,823      634,248        832,711     418,519      444,073

Expenses:
     Compensation and benefits                54,080       64,324       78,565       98,129        137,284      62,122       85,809
     Marketing and advertising                34,356       53,817       42,483       62,790         45,908      22,873       11,649
     Depreciation and amortization            24,405       31,336       34,984       43,696         65,645      28,538       42,664
     Professional and contract services       17,233       22,259       35,127       35,282         61,483      21,198       31,566
     Computer operations and data
         communications                       45,757       61,438       72,111      100,493        138,228      61,839       87,948
     Travel, meetings, and training            6,547        7,310        7,750       10,230         12,113           -            -
         Occupancy                             4,380        4,883        5,354        6,591         14,766       8,002       13,462
     Publications, supplies, and postage       4,512        5,223        5,208        4,670          7,181           -            -
     Other                                     8,995       13,763       14,742       22,666         25,561      13,608       44,440
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
         Total direct expenses               200,265      264,353      296,324      384,547        508,169     218,180      317,538

     Support cost from related parties, net   70,293       85,880      100,841      115,189        128,522      52,797       51,708
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
         Total expenses                      270,558      350,233      397,165      499,736        636,691     270,977      369,246

Net operating income                          61,672       66,493       53,658      134,512        196,020     147,542       74,827
Interest income                                6,341        7,522        9,269       12,201         20,111       5,405        9,977
Interest expense                                (136)        (797)      (1,962)      (2,143)        (2,130)       (959)      (2,450)
Provision for income taxes                   (27,522)     (33,187)     (26,010)     (58,421)       (90,477)    (60,339)     (38,561)
Minority interests                                 -            -            -            -            872           -        1,982
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
Income before cumulative effect of
     change in accounting principle           40,355       40,031       34,955       86,149        124,396      91,649       45,775
Cumulative effect of change in
     accounting principle                          -            -            -            -       (101,090)   (101,090)           -
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
Net income (loss)                            $40,355      $40,031      $34,955      $86,149        $23,306   $  (9,441)     $45,775
                                        ============= ============ ============ ============ ============== =========== ===========
Weighted average common shares
     outstanding (1)                     100,000,000  100,000,000  100,000,000  100,000,000    112,090,493  100,390,062 122,304,373

Basic and diluted earnings (loss)
       per share:
       Before cumulative effect of
          change in accounting principle       $0.40        $0.40        $0.35        $0.86          $1.11      $0.91        $ 0.37
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
      Cumulative effect of change in
          accounting principle                     -            -            -            -          (0.90)     (1.01)            -
                                        ------------- ------------ ------------ ------------ -------------- ----------- -----------
      Net income (loss)                        $0.40        $0.40        $0.35        $0.86          $0.21     $(0.09)        $0.37
                                        ============= ============ ============ ============ ============== =========== ===========

Pro forma amounts assuming the change
     in accounting principle is
     applied retroactively:
         Total revenues                     $305,041     $401,774     $444,764     $607,203       $832,711    $418,519          N/A
         Net income                           24,095       31,090       31,332       69,944        124,396      91,649          N/A
         Basic and diluted earnings
            per share                          $0.24        $0.31        $0.31        $0.70          $1.11       $0.91          N/A



Other Data:
EBITDA(2)                                    $86,077      $97,829      $88,642     $178,208      $261,665     $176,080    $117,491
Capital expenditures                          54,361       79,887       33,605       94,193       119,040       24,226      35,717
Net cash provided by operating                62,469       76,755       56,723      134,625       249,320      135,462     112,203
  activities
Net cash used in investing activities        (50,726)    (123,064)     (58,150)    (130,657)     (286,009)     (72,104)    (71,005)
Net cash provided by financing activities         21       29,766          156        3,876       288,348      281,637      41,393
Number of listed companies (at period end)     5,556        5,487        5,068        4,829         4,734        4,843       4,378
Shares traded (in thousands)             138,100,000  163,900,000  202,000,000  272,600,000   442,800,000  214,500,000  255,600,000





                                                  As of December 31,                            As of June 30,
                            ---------------------------------------------------------------------------------
                                1996          1997           1998       1999        2000              2001
                            ---------------------------------------------------------------------------------
Balance Sheet Data:(3)                                                          (Restated)
Cash and cash equivalents      $20,547         $4,025       $2,754     $10,598    $262,257          $344,848
Working capital(4)              92,953         84,668      120,831     154,372     432,767           527,131
Total assets                   270,654        353,134      403,745     578,254   1,171,133         1,366,668
Total long term obligations     14,097         41,362       41,248      78,965     220,705           501,089
Total stockholders' equity     189,135        229,166      266,255     352,012     645,159           513,679


----------------------

(1) Gives effect to the June 28, 2000, 49,999-for-one stock dividend of the shares of Common Stock for years ended 1996-2000.

(2) EBITDA represents income before net interest, income taxes, and depreciation and amortization expense. EBITDA is not a measure of performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of operating results or cash flows as a measure of liquidity. Nasdaq believes that investors find EBITDA a good measure of Nasdaq's cash flow and ability to incur and service indebtedness. EBITDA as defined may not be comparable to similarly titled measures reported by other companies. EBITDA for 2000 is based on pro forma net income.

(3) Balance sheet data for 1996-1999 has not been restated for the change in accounting principle adopted as of January 1, 2000.

(4) Working capital is calculated as current assets (reduced for held-to-maturity investments classified as current assets) less current liabilities.




Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of Nasdaq should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1. Business-- Risk Factors" and elsewhere in this Registration Statement.

Overview

As of December 31, 2000, the NASD owned approximately 60% of Nasdaq assuming all warrants purchased in Phase I are fully exercised (approximately 81% assuming no warrants are exercised). Phase II of the Restructuring closed in January 2001. Subsequent to the closing of Phase II and the repurchase by Nasdaq of 18,461,538 shares of Common Stock from the NASD on May 3, 2001, the NASD beneficially owns approximately 28% of Nasdaq on a fully diluted basis (approximately 70% on a non-diluted basis). Transactions between Nasdaq and the NASD are on a cost basis and are allocated on a monthly basis through transfer pricing mechanisms.

Business Environment

In the first half of 2000, the economy continued the expansion experienced in 1999 as the U.S. enjoyed high productivity levels, low unemployment and low inflation. This expansionary atmosphere provided a strong environment for equity issuers and for the broker-dealer industry that drives Nasdaq's transaction services and market information services businesses. New issues were at high levels with 342 initial listings, including IPOs, occurring on Nasdaq in the first half of 2000, leading to strong growth in issuer services revenues. Additional shares listed by Nasdaq issuers enjoyed similar growth. The broker-dealer industry continued its expansion leading to increased subscriptions for market information services. Both share and trade volume hit record levels as the Nasdaq Composite Index posted its record high in March 2000, resulting in increased transaction services revenues. Daily share volume for the first six months of 2000 averaged 1.70 billion shares a day compared to 992 million shares a day in the first half of 1999, a 71% increase.

To alleviate potential inflationary pressure due to the expansion, the Federal Reserve gradually raised interest rates to the highest level in recent years. Economic growth decelerated in the second half of 2000 as corporate earnings growth and investment slowed, combined with a slowdown in consumer spending. The equity markets declined significantly creating a difficult new issue environment and resulting in a decline in issuer services revenue in the latter part of the year. Despite difficult market conditions, trading volumes remained strong, resulting in continued growth in transaction services revenue. Daily share volume in the second half and full year of 2000 averaged 1.81 billion and 1.76 billion shares a day, respectively, compared to 1.15 billion and 1.07 billion shares a day in the second half and full year of 1999, respectively. Market information revenue from professional services remained strong in the second half of the year despite a leveling off in growth, while the decrease in online retail activity led to declines in non-professional market information revenue.

The U.S. economy has continued to weaken. In response, the Federal Reserve began in January 2001 to reverse the rate increases previously imposed in an attempt to stimulate the economy. With the outlook for the economy uncertain, Nasdaq's primary revenue components have experienced a slowdown and may remain under pressure for the rest of 2001. A continuing weak equity market may lead to fewer companies proceeding with IPOs or issuing additional shares, resulting in lower issuer services revenue. In addition, a weak equity market and corporate earnings environment provide increased risk of delistings. A difficult capital raising environment may also slow the pace of merger and acquisition activity, which combined with a decreased level of new offerings, may provide significant challenges to the broker-dealer industry. Further reductions in online retail trade activity and reductions in the staff at the broker-dealers could reduce the demand for both market information and transaction services. In addition, the difficulties faced by Nasdaq customers may lead to increased price pressure across various businesses and products. While trading volume is expected to remain relatively strong, Nasdaq traditionally experiences slower activity mid-year, with a pick-up in volume during the fourth quarter of the year. An economic recovery may partially or fully reverse the impact to the issuer services, market information services and transactions services businesses.

Change in Accounting Principle

On August 17, 2001, Nasdaq concluded discussions with the SEC with respect to the implementation in its financial statements of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which became effective for SEC public reporting companies in the fourth quarter of 2000. Nasdaq became a SEC public reporting company on June 29, 2001, the effective date of its Registration Statement on Form 10. As a result of the discussions with the SEC, Nasdaq changed its method of accounting for revenue recognition for certain components of its issuer services revenues. In accordance and consistent with generally accepted accounting principles, as SAB 101 was adopted effective the fourth quarter of 2000, the change in accounting principle has been applied as of January 1, 2000. In accordance with applicable accounting guidance prior to SAB 101, Nasdaq recognized revenues for issuer initial listing fees and LAS fees in the month the listing occurred or in the period additional shares were issued, respectively. Nasdaq now recognizes revenue related to initial listing fees and LAS fees on a straight line basis over estimated service periods, which are six and four years, respectively. As a result, issuer services revenues for 2000--a period of robust listing and capital raising activity--substantially decreased, and these revenues for the first six months of 2001--a period of reduced listing and capital raising activity--increased. These changes have no effect on cash receipts, cash flows, or on the underlying economics of Nasdaq's business--merely on the timing of when these revenues are recognized for financial reporting purposes.

As a result of this change in accounting principle, Nasdaq recognized a one-time cumulative effect in the first quarter of 2000. This cumulative effect of a change in accounting principle decreased net income in the year ended December 31, 2000 by $101.1 million ($0.90 per share) resulting in net income of $23.3 million ($0.21 per share). The adjustment to 2000 net income for the cumulative change to prior years' results consists of the following:

(amounts in thousands)
Deferred Initial fees                                          $  108,476
Deferred LAS fees                                                  60,570
                                                                 --------
Total deferred fees                                               169,046
Deferred income tax benefit                                       (67,956)
                                                                  --------
Cumulative effect of change in accounting principle            $  101,090
                                                               ==========

For the year ended December 31, 2000, Nasdaq recognized $55.7 million in revenue that was included in the cumulative effect adjustment as of January 1, 2000. This revenue contributed $33.3 million (after income taxes of $22.4 million) to net income for the year ended December 31, 2000.

Deferred Revenue

Nasdaq's deferred revenue as of December 31, 2000 relating to issuer services fees will be recognized in the following years:


(amounts in thousands)                  Initial             LAS               Annual              Total
                                      --------------    --------------    -----------------     -------------
Fiscal year ended
2001                                       $34,532           $31,646                 $ -            $66,178
2002                                        29,739            23,118                   -             52,857
2003                                        25,099            16,219                   -             41,318
2004                                        20,373             5,668                   -             26,041
2005 and thereafter                         17,950                 -                   -             17,950
                                     --------------    --------------    -----------------     -------------
                                          $127,693           $76,651                 $ -           $204,344
                                     ==============    ==============    =================     =============



Nasdaq's deferred revenue for the year ended December 31, 2000 is reflected in the following table. The additions reflect the issuer services fees charged during the year while the amortization reflects the issuer services fee revenues recognized during the year based on the accounting methodology described above.




(amounts in thousands)                   Initial             LAS              Annual             Total
                                      --------------    ---------------    --------------     -------------
Balance at January 1, 2000               $108,476          $60,570                 $ -          $169,046
Additions                                  53,129           49,713              81,753           184,595
Amortization                              (33,912)         (33,632)            (81,753)         (149,297)
                                      --------------    ---------------    --------------     -------------
Balance at December 31, 2000             $127,693          $76,651                 $ -          $204,344
                                      ==============    ===============    ==============     =============


Results of Operations

Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

Nasdaq reported net income of $45.8 million for the six months ended June 30, 2001, compared to a loss of $9.4 million for the six months ended June 30, 2000. Compared to pro forma net income for the first half of 2000 of $91.6 million, excluding a cumulative effect of the change in accounting principle, net income decreased by $45.9 million, or 50.0%.

Revenues

Nasdaq's revenues increased from $418.5 million for the six months ended June 30, 2000 to $444.1 million for the six months ended June 30, 2001, representing a 6.1% increase.

Nasdaq has three main revenue sources: transaction services, market information services, and issuer services.

Transaction Services

For the six months ended June 30, 2001, transaction services revenues of $221.2 million increased $21.3 million from $199.9 million for the six months ended June 30, 2000, an increase of 10.7%. Transaction services consist of SelectNet, SOES, ACT, the Nasdaq Workstation II, and other related execution services.

SelectNet, the high-volume automated execution service, provided revenues of $63.6 million, an increase of $7.5 million or 13.4%, for the six months ended June 30, 2001 from $56.1 million for the six months ended June 30, 2000, due to an increase in trade volume. SelectNet fees are charged on a per transaction basis.

SOES, a system providing for the automatic execution of small orders, provided revenues of $19.1 million, an increase of $3.7 million or 24.0% for the six months ended June 30, 2001 from $15.4 million for the six months ended June 30, 2000, due to an increase in volume of SOES executions. SOES fees are charged on a per transaction basis.

On July 30, 2001, Nasdaq fully implemented SuperSoes. SuperSoes is designed to provide capability for automatic execution of buy and sell orders for market makers, ECNs, and institutional and retail customers, as well as streamline Nasdaq's transaction systems. SuperSoes combines features of the existing SelectNet and SOES execution systems and is only available for securities listed on The Nasdaq National Market tier of The Nasdaq Stock Market. Securities listed on The Nasdaq SmallCap Market will continue to be traded through SOES and SelectNet. SuperSoes is expected to result in the migration of significant transaction volume, and its corresponding revenue, from SelectNet and SOES to SuperSoes. The changes in the fee schedule for SelectNet and the introduction of the SuperSoes fee schedule at the time of implementation of SuperSoes may have a negative effect on revenue in future quarters.

ACT, an automated service that provides the post-execution steps of reporting price, volume comparison and clearing of pre-negotiated trades as well as risk management services, provided revenues of $47.0 million, a decrease of $7.7 million or 14.1% for the six months ended June 30, 2001 from $54.7 million for the six months ended June 30, 2000, due to various pricing changes enacted subsequent to March 31, 2000. These changes include a cap on risk management fees, price reductions on certain existing services, and a rule change that eliminated charges for certain transactions. ACT transaction fees are charged primarily on a per transaction basis.

Nasdaq Workstation II is the trader's direct connection to Nasdaq's quote and trade execution facilities, providing quotation services, automated trade executions, real-time reporting, trade negotiations and clearing. This trading device, along with application programming interfaces, provided revenues of $74.7 million, an increase of $17.2 million or 29.9% for the six months ended June 30, 2001 from $57.5 million for the six months ended June 30, 2000. This increase is due to a larger customer base as well as higher fees associated with expanded network capacity. Nasdaq Workstation II fees are charged monthly based upon the number of authorized logon identifications.

Market Information Services

For the six months ended June 30, 2001, market information revenues of $118.7 million decreased $15.9 million or 11.8% from $134.6 million for the six months ended June 30, 2000. Market information consists of Nasdaq Level 1 service, Nasdaq Quotation Dissemination Service, Nasdaq InterMarket tape revenues and other related services.

Nasdaq's Level 1 service provides subscribers with current inside quote and most recent price at which the last sale or purchase was transacted for a specific security. Fees for professional users are based on monthly subscriptions to terminals or access lines. Non-professional users have the option to access this information through either a flat monthly rate or a per query usage charge. Nasdaq's Level 1 service revenues decreased by approximately $11.9 million or 14.3% to $71.4 million for the six months ended June 30, 2001 from $83.3 million for the six months ended June 30, 2000. This reduction in revenues is due primarily to a decrease in demand for non-professional per query service.

Nasdaq Quotation Dissemination Service provides subscribers with the quotes of each individual market maker and ECN, in addition to the inside quotes and last transaction prices. Nasdaq Quotation Dissemination Service revenues decreased by approximately $9.4 million or 24.0% to $29.8 million for the six months ended June 30, 2001 from $39.2 million for the six months ended June 30, 2000. This reduction reflects the introduction of the non-professional service fee. Although the number of Nasdaq Quotation Dissemination Service subscribers increased in total, those eligible for the new reduced non-professional fee led to a decrease in total revenues. Nasdaq Quotation Dissemination Service revenues are derived from monthly subscription fees.

Nasdaq InterMarket tape revenues are derived from data revenue generated by the Consolidated Quotation Plan and Consolidated Tape Association Plan (collectively, the "CQ/CTA Plans"). The information collected under the CQ/CTA Plans is sold to data vendors, who in turn sell it to the public. Nasdaq's InterMarket revenue is directly related to the percentage of trades in exchange-listed securities that are executed in a Nasdaq facility and reported through the CQ/CTA Plans. Nasdaq InterMarket tape revenues increased by approximately $4.0 million or 35.4% to $15.3 million for the six months ended June 30, 2001, from $11.3 million for the six months ended June 30, 2000.

Issuer Services

Issuer services revenues increased $6.1 million to $77.1 million for the six months ended June 30, 2001 from $71.0 million for the six months ended June 30, 2000, an increase of 8.6%.

Issuer services revenues are derived from fees for initial listings, LAS and annual renewal fees for companies listed on Nasdaq. Fees are generally calculated based upon total shares outstanding for the issuing firm. These fees are initially deferred and amortized over the estimated periods for which the services are provided. Revenues from initial listings and LAS are amortized over six and four years, respectively, and annual fees are amortized on a pro-rata basis over the calendar year.

Initial listing revenues increased $1.8 million or 11.1% from $16.2 million in the six months ended June 30, 2000 to $18.0 million in the six months ended June 30, 2001. LAS revenue increased $1.7 million or 10.6% from $16.0 million in the six months ended June 30, 2000 to $17.7 million in the six months ended June 30, 2001.

Actual initial listing and LAS fees charged during the six months ended June 30, 2001 decreased due to significantly reduced IPO activity and capital raising activity by current issuers. The amortization of deferred initial listing and LAS fees exceeded new fees charged during the six months ended June 30, 2001 by $10.7 million due to the significant decrease in initial listings on Nasdaq, including IPOs, from 342 companies in the six months ended June 30, 2000 to 69 companies in the six months ended June 30, 2001.

Annual renewal and other issuer services fees revenues increased by $2.6 million or 6.7% from $38.7 million for the six months ended June 30, 2000 to $41.3 million for the six months ended June 30, 2001.

Other Revenues

Other revenues for the six months ended June 30, 2001 totaled $27.1 million, up from $12.9 million in the first half of 2000, an increase of 110.1%. This growth was primarily due to increased revenues related to the Nasdaq 100 Trust.

For further information regarding revenue sources, see the sections in "Business" entitled "--Products and Services" and "--Competition"

Direct Expenses

Direct expenses increased 45.5% to $317.5 million for the first half of 2001 from $218.2 million for the first half of 2000.

Compensation and benefits expense increased to $85.8 million for the first half of 2001 from $62.1 million for the first half of 2000, an increase of $23.7 million or 38.2%. This increase is due to a number of factors, including the transfer of positions from the NASD associated with the Restructuring, new positions required to support strategic initiatives, and severance and outplacement expenses associated with the staff reduction made during the first six months of 2001. In response to softening market conditions, Nasdaq implemented a staff reduction plan in June 2001 that eliminated 137 positions, or approximately 10% of the workforce.

Marketing and advertising expense decreased to $11.6 million for the first six months of 2001 from $22.9 million for the first six months of 2000, a decrease of 49.3%, due to the cancellation of the spring advertising campaign.

Depreciation and amortization expense increased $14.2 million or 49.8% to $42.7 million for the six months ended June 30, 2001 from $28.5 million for the six months ended June 30, 2000 due to a higher overall asset base to support current initiatives, such as SuperMontage and Primex.

Professional and contract services expense increased to $31.6 million for the first half of 2001 from $21.2 million for the first half of 2000, an increase of $10.4 million or 49.1%, in support of SuperMontage and Primex development, future technology design planning, and potential acquisition costs.

Computer operations and data communications expense increased $26.1 million or 42.2% to $87.9 million for the six months ended June 30, 2001 from $61.8 for the six months ended June 30, 2000. The computer operations component of the costs increased $6.7 million from the first half of 2000 to the first half of 2001 due to increases in maintenance to support a higher asset base. Data communications costs increased $19.4 million due to increased charges for upgraded bandwidth and processing speed that is commensurate with the increase in Nasdaq Workstation II revenues as discussed above.

Bad debt expense increased to $13.0 million for the first six months of 2001 from $2.1 million for the first half of 2000 reflecting an increase in bad debt reserves commensurate with growth in Nasdaq's account receivables and a reserve relating to the bankruptcy filing by Bridge Information Systems, Inc.

Occupancy expense increased $5.5 million or 68.8% to $13.5 million for the six months ended June 30, 2001 from $8.0 million for the six months ended June 30, 2000, primarily due to Nasdaq's new corporate offices, located at One Liberty Plaza, New York, New York, new office space in Trumbull, Connecticut and leasehold improvements to the Rockville, Maryland data center.

The remaining direct expenses increased $19.9 million to $31.4 million for the six months ended June 30, 2001 from $11.5 million for the six months ended June 30, 2000, due primarily to increased education, training, travel and supply expenses from the expanded Nasdaq workforce, a write-off related to the impairment of certain assets taken during the second quarter of 2001 and foreign losses.

Support Costs

Support costs from related parties decreased by $1.1 million to $51.7 million for the six months ended June 30, 2001 from $52.8 million for the six months ended June 30, 2000. Surveillance and other regulatory charges from NASDR increased by $3.1 million to $40.9 million for the six months ended June 30, 2001 from $37.8 million for the six months ended June 30, 2000. Support costs from the NASD decreased $2.3 million to $16.2 million for the six months ended June 30, 2001 from $18.5 million for the six months ended June 30, 2000. In addition, contributing to the decrease was an increase in the amount of Nasdaq costs charged to Amex of $1.8 million to $5.4 million for the six months ended June 30, 2001 from $3.6 million for the six months ended June 30, 2000. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statement of Income.

Income Taxes

Nasdaq's income tax provision was $38.6 million for the first half of 2001 compared to $60.3 million for the first half of 2000. The effective tax rate was 45.7% for the first half of 2001 compared to 39.7% for the first six months of 2000. The increase in Nasdaq's effective tax rate was primarily due to its foreign losses for which no tax benefit is taken.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Nasdaq reported net income of $23.3 million for the year ended December 31, 2000, compared to net income of $86.1 million for the year ended December 31, 1999. Compared to pro forma net income for the year ended December 31, 2000 of $124.4 million, excluding the cumulative effect of the change in accounting priniciple, net income increased by $54.5 million or 77.9% from pro forma net income of $69.9 million for the year ended December 31, 1999.

Revenues

Total revenues were $832.7 million for the year ended December 31, 2000, representing an increase of $198.5 million or 31.3% from $634.2 million for the year ended December 31, 1999. This increase was largely driven by growth in trading volumes. Overall average daily share volume on Nasdaq increased by 64.5%, from 1.07 billion shares per day for the year ended December 31, 1999 to 1.76 billion shares per day for the year ended December 31, 2000. Pursuant to the change in accounting principle for issuer services revenues adopted as of 2000, pro forma total revenues for 1999 would have been $607.2 million and the increase for 2000 would have been $225.5 million, or 37.1%.

Transaction Services

For the year ended December 31, 2000 transaction services revenues of $395.1 million increased $111.4 million or 39.3% from $283.7 million for the year ended December 31, 1999.

SelectNet provided revenues of $113.5 million, an increase of $30.4 million or 36.6% for the year ended December 31, 2000 from $83.1 million for the year ended December 31, 1999, due to an increase in trade volume.

SOES provided revenues of $32.2 million for the year ended December 31, 2000, an increase of $12.5 million or 63.5% from $19.7 million for the year ended December 31, 1999, due to an increase in volume of SOES executions.

ACT provided revenues of $100.0 million for the year ended December 31, 2000, an increase of $31.9 million or 46.8% from $68.1 million for the year ended December 31, 1999, due to increases in trade volume.

The Nasdaq Workstation II, along with application programming interfaces, provided over $121.6 million in revenues for the year ended December 31, 2000, an increase of $34.0 million or 38.8% from $87.6 million in revenues for the year ended December 31, 1999. This increase is due to a larger customer base.

Market Information Services

For the year ended December 31, 2000, market information revenues of $258.3 million increased $71.8 million or 38.5% from $186.5 million for the year ended December 31, 1999.

Level 1 revenues increased by approximately $24.6 million or 18.2% to $159.6 million for the year ended December 31, 2000 from $135.0 million for the year ended December 31, 1999, primarily driven by an increase in demand for non-professional services including both per month and per query usage.

Nasdaq Quotation Dissemination Service revenues increased by approximately $42.3 million or 130.2% to $74.8 million for the year ended December 31, 2000 from $32.5 million for the year ended December 31, 1999. This increase is due to growth in the customer population.

Nasdaq InterMarket tape revenues increased by approximately $4.7 million or 27.3% to $21.9 million for the year ended December 31, 2000, from $17.2 million for the year ended December 31, 1999.

Issuer Services

Issuer services revenues decreased from $163.4 million for the year ended December 31, 1999 to $149.3 million for the year ended December 31, 2000, a decrease of $14.1 million or 8.6%. Initial listing revenues decreased from $54.9 million to $33.9 million, a decrease of $21.0 million or 38.3%, due to the effect of the change in accounting principle. Revenue related to LAS increased from $29.6 million to $33.6 million, an increase of $4.0 million or 13.5%, driven by an increase in the number of LAS events offset by the change in accounting principle. Annual listing and other issuer listing revenues increased from $78.9 million to $81.8 million, an increase of $2.9 million or 3.7%.

Pro forma issuer services revenues increased from $136.4 million for the year ended December 31, 1999, to $149.3 million for the year ended December 31, 2000, an increase of $12.9 million or 9.5%. Actual initial listing and LAS fees charged during 2000 increased due to higher IPO activity and capital raising activity by current issuers. Revenue related to LAS increased from $30.0 million to $33.6 million, an increase of $3.6 million or 12.0%. Initial listing revenues increased from $27.4 million to $33.9 million, an increase of $6.5 million or 23.7%. Pro forma amounts assume the change in accounting principle adopted as of January 1, 2000 is applied retroactively.

Other Revenues

Other revenues for fiscal year 2000 totaled $30.0 million, up significantly from $0.6 million in 1999. This growth is attributable to increased trademark and licensing revenues, new banner advertising revenues for Nasdaq.com, revenue generated by the newly opened Nasdaq MarketSite(sm) ("MarketSite"), and revenues related to Nasdaq Tools, which was acquired in 2000.

Direct Expenses

Direct expenses increased $123.7 million or 32.2% to $508.2 million for the year ended December 31, 2000 from $384.5 million for the year ended December 31, 1999.

Compensation and benefits costs increased $39.2 million or 40.0% to $137.3 million for the year ended December 31, 2000 from $98.1 million for the year ended December 31, 1999. This increase is primarily due to growth in the number of employees required to support business and operational demands created by the rapid expansion of the market during 2000. The number of employees increased by 171 or 16.4% to 1,214 employees as of December 31, 2000, from 1,043 employees as of December 31, 1999.

Marketing and advertising costs decreased $16.9 million or 26.9% to $45.9 million for the year ended December 31, 2000 from $62.8 million for the year ended December 31, 1999, primarily due to a decrease in scale of the media advertising campaign in the fall of 2000 as compared to the fall campaign in 1999. During 1999, additional media events were scheduled to establish the Nasdaq and Amex brand following the NASD's 1998 acquisition of Amex.

Depreciation and amortization expense increased $21.9 million or 50.1% to $65.6 million for the year ended December 31, 2000 from $43.7 million for the year ended December 31, 1999, primarily due to purchases of computer hardware necessary to handle the growth in trading volumes. Also contributing to this increase is the opening of the MarketSite and broadcast facility located in Times Square, New York.

Professional and contract services costs increased $26.2 million or 74.2% to $61.5 million for the year ended December 31, 2000 from $35.3 million for the year ended December 31, 1999. The main projects driving this increase include Nasdaq Global and related international initiatives, design costs related to Nasdaq.com and Nasdaq online, vendor services for the new MarketSite and broadcast facility located in Times Square, New York, and helpdesk and desktop support costs provided by Electronic Data Systems Corporation.

Computer operations and data communications costs increased $37.7 million or 37.5% to $138.2 million for the year ended December 31, 2000 from $100.5 million for the year ended December 31, 1999. This overall increase was required to support additional capacity. Nasdaq's total share volume for the year ended December 31, 2000 increased approximately 64.5% compared to the year ended December 31, 1999. The computer operations and data communications complex was upgraded to provide the capability for processing four billion shares on a peak day. The computer operations component of the costs increased $14.4 million between 1999 and 2000 to support this capacity. This increase resulted from help desk and network license increases of $2.3 million, hardware maintenance increases of $5.4 million, Tandem lease increases of $1.3 million, software leases and maintenance increases of $3.9 million, and computer supplies and cabling increases of $1.5 million. Data communications costs increased $23.3 million due to the increased Enterprise Wide Network II charges from WorldCom for T-1 communications lines for new customers and upgraded bandwidth and processing speed.

The remaining direct expenses increased $15.4 million or 34.8% to $59.6 million for the year ended December 31, 2000 from $44.2 million for the year ended December 31, 1999. This was primarily due to an increase in occupancy costs as a result of the MarketSite and broadcast facility in Times Square, New York, new office space in Trumbull, Connecticut, increased travel to support international initiatives, and foreign losses.

Support Costs

Support costs from related parties increased by $13.3 million or 11.5% to $128.5 million for the year ended December 31, 2000 from $115.2 million for the year ended December 31, 1999. Specifically, Nasdaq incurred increased surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $14.7 million or 22.6% to $79.8 million for the year ended December 31, 2000 from $65.1 million for the year ended December 31, 1999. Additionally, contributing to the increase is a decline in the amount of Nasdaq costs charged to Amex of $9.1 million or 65.0% to $4.9 million for the year ended December 31, 2000 from $14.0 million for the year ended December 31, 1999. Nasdaq provides systems and technology support to Amex in the form of market data storage and dissemination, web development and hosting and customer relationship management application support. The support cost increases are partially offset by a decrease in support costs from the NASD of $10.5 million or 16.4% to $53.6 million for the year ended December 31, 2000 from $64.1 million for the year ended December 31, 1999, primarily since support of Nasdaq's computer desktop operations was outsourced to Electronic Data Systems effective June 1, 1999. Prior to June 1, 1999, the NASD provided these services to Nasdaq. The NASD provides certain administrative, corporate and infrastructure services, including cash management and other financial services, real estate, legal and human resource services.

Income Taxes

Nasdaq's income tax provision was $90.5 million for 2000 compared to $58.4 million for 1999. The effective tax rate was 42.1% for 2000 compared to 40.4% for 1999. The increase in Nasdaq's effective tax rate was primarily due to an increase in its foreign losses for which no tax benefit is taken.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Nasdaq reported net income of $86.1 million for the year ended December 31, 1999, compared to net income of $35.0 million for the year ended December 31, 1998. Compared to pro forma net income for the year ended December 31, 1999 of $69.9 million, net income increased by $38.6 million or 123.2% from pro forma net income of $31.3 million for the year ended December 31, 1998.

Revenues

Total revenues increased $183.4 million or 40.7% to $634.2 million for the year ended December 31, 1999 from $450.8 million for the year ended December 31, 1998. Results for the year ended December 31, 1999 reflect the strong U.S. equity market performance experienced as evidenced by an increase in average daily share volume on Nasdaq of approximately 34% as compared to the previous year. Pursuant to the change in accounting principle for issuer services revenue adopted as of 2000, total revenues for 1999 and 1998 would have been $607.2 million and $444.8 million, respectively, and the increase would have been $162.4 million or 36.5%.

Transaction Services

Transaction services revenues of $283.7 million increased $123.2 million or 76.8% for the year ended December 31, 1999 from $160.5 million for the year ended December 31, 1998, primarily due to an increase in average daily trade volume of 116.7% to over 1.3 million average trades per day during the year ended December 31, 1999 as compared to over 0.6 million average trades per day during the year ended December 31, 1998.

SelectNet provided revenues of $83.1 million, an increase of $40.7 million or 96.0% for the year ended December 31, 1999 from $42.4 million for the year ended December 31, 1998, due to an increase in trade volume.

SOES provided revenues of $19.7 million for the year ended December 31, 1999, an increase of $7.3 million or 58.9% from $12.4 million for the year ended December 31, 1998, due to an increase in volume of SOES executions.

ACT provided revenues of $68.1 million for the year ended December 31, 1999, an increase of $29.9 million or 78.3% from $38.2 million for the year ended December 31, 1998, due to increases in trade volume.

The Nasdaq Workstation II, along with application programming interfaces, provided over $87.6 million in revenues for the year ended December 31, 1999, an increase of $38.3 million or 77.7% from $49.3 million in revenues for the year ended December 31, 1998. The increase was driven by growth in the number of deployed workstations as well as higher fees associated with increased network capacity.

Market Information Services

Market information services revenues of $186.5 million increased $33.8 million or 22.1% for the year ended December 31, 1999 from $152.7 million for the year ended December 31, 1998.

Nasdaq Level 1 services revenues increased by approximately $27.7 million or 25.8% to $135.0 million for the year ended December 31, 1999 from $107.3 million for the year ended December 31, 1998, primarily driven by increases in both professional and non-professional users.

Nasdaq Quotation Dissemination Service revenues increased by approximately $11.3 million or 53.3% to $32.5 million for the year ended December 31, 1999 from $21.2 million for the year ended December 31, 1998. This increase is due to growth in the number of customers.

Nasdaq InterMarket tape revenues decreased by approximately $4.1 million or 19.2% to $17.2 million for the year ended December 31, 1999 from $21.3 million for the year ended December 31, 1998. This decrease is due to the initiation of a tape revenue sharing program whereby Nasdaq shares 40% of its tape revenue with qualifying market participants.

Issuer Services

Issuer services revenues increased from $137.3 million for the year ended December 31, 1998 to $163.4 million for the year ended December 31, 1999, an increase of $26.1 million or 19.0%. Initial listing revenues increased from $29.8 million to $54.9 million, an increase of $25.1 million or 84.2%, due to an increase in the number and size of IPOs, spin-offs, and movement of issuers into Nasdaq from other markets. Revenue related to LAS increased from $28.2 million to $29.6, an increase of $1.4 million or 5.0%, driven by an increase in the number of events. Annual listing and other listing revenues decreased from $79.3 million to $78.9 million, a decrease of $0.4 million or 0.5%.

Pro forma issuer services revenues increased from $131.3 million for the year ended December 31, 1998, to $136.4 million for the year ended December 31, 1999, an increase of $5.1 million or 3.9%. Revenue related to initial listings increased from $23.8 million to $27.4 million, an increase of $3.6 million or 15.1% and revenue related to LAS increased from $28.1 million to $30.0 million, an increase of $1.9 million or 6.8%. Pro forma amounts assume the change in accounting principle adopted as of January 1, 2000 is applied retroactively.

Direct Expenses

Direct expenses increased $88.2 million or 29.8% to $384.5 million for the year ended December 31, 1999 from $296.3 million for the year ended December 31, 1998.

Compensation and benefits costs increased $19.5 million or 24.8% to $98.1 million for the year ended December 31, 1999 from $78.6 million for the year ended December 31, 1998, primarily due to an increase in headcount of approximately 229 employees to 1,043 employees as of December 31, 1999, from 814 employees as of December 31, 1998, a 28.1% increase in headcount. The new positions were created to support expanded market operations.

Marketing and advertising costs increased $20.3 million or 47.8% to $62.8 million for year ended December 31, 1999 from $42.5 million for the year ended December 31, 1998, primarily due to an extensive media advertising campaign run during the fall of 1999 to promote brand-awareness.

Depreciation and amortization expense increased $8.7 million or 24.9% to $43.7 million for the year ended December 31, 1999 from $35.0 million for the year ended December 31, 1998, primarily due to purchases of computer hardware necessary to handle the growth in Nasdaq trading volume.

Professional and contract services costs increased $0.2 million or 0.6% to $35.3 million for the year ended December 31, 1999, from $35.1 million for the year ended December 31, 1998. The main projects were development costs related to the New Amex Equity Book and the Integrated Quote Management System. The New Amex Equity Book displays to market professionals the aggregate size and price of equity orders on the book away from the best bid and offer. The costs incurred by Nasdaq in assisting Amex in the development of the New Amex Equity Book are charged back to Amex as support costs provided to related parties. For the year ended December 31, 1999, Nasdaq expensed approximately $11.7 million of the New Amex Equity Book development costs that would have otherwise been capitalized as an internally developed software cost in the fourth quarter of 1999 after a determination not to implement the system. The Integrated Quote Management System was intended to replace Nasdaq's current quotation environment, consolidate Nasdaq's various quotation applications and enable Nasdaq to handle decimalization, an industry-wide initiative to convert securities systems pricing figures from fractions to decimals. In May 2000, it was determined that designing the current system to handle the decimalization would present lower technological risk than would further work on the Integrated Quote Management System.

Computer operations and data communications costs increased $28.4 million or 39.4% to $100.5 million for the year ended December 31, 1999 from $72.1 million for the year ended December 31, 1998, primarily due to the initial installation of circuits for the Enterprise Wide Network II in 1998. The increase in Enterprise Wide Network II installations in 1998 resulted in increased recurring costs in 1999 for the communications lines as customers converted from Enterprise Wide Network I circuits to the Enterprise Wide Network II T-1 lines at nearly double the cost.

The remaining direct expenses increased $11.1 million or 33.5% to $44.2 million for the year ended December 31, 1999 from $33.1 million for the year ended December 31, 1998. This was primarily due to an increase in other direct expenses that includes a $5.6 million increase in the allowance related to performance under the Enterprise Wide Network II contract with WorldCom Inc. Nasdaq partnered with WorldCom Inc. to deploy a state of the art communications infrastructure to link Nasdaq's computerized market facilities to the market participants. WorldCom Inc. provides networking and management services to the Enterprise Wide Network II in return for revenues generated by the Enterprise Wide Network II and a deposit fee paid by Nasdaq. Although the deposit will be refunded if Nasdaq attains certain revenue targets, the allowance is established for any unrecoverable amounts. Other direct expenses also increased due to Nasdaq's contribution to The Nasdaq Stock Market Educational Foundation, Inc. of $10.0 million for the year ended December 31, 1999 compared to $5.0 million for the year ended December 31, 1998. Contributions to The Nasdaq Stock Market Educational Foundation, Inc. were made in the fourth quarters of the years ended December 31, 1998 and December 31, 1999. The foundation is a non-profit membership organization established and operated exclusively to advance educational purposes, principally involving the study of business, economics, and finance.

Support Costs

Support costs from related parties increased by $14.4 million or 14.3% to $115.2 million for the year ended December 31, 1999 from $100.8 million for the year ended December 31, 1998, primarily due to the increase in support charges from the NASD which largely represent costs incurred by the NASD to develop and maintain technology on behalf of Nasdaq. Specifically, support costs from the NASD increased by $11.5 million or 21.9% to $64.1 million for the year ended December 31, 1999 from $52.6 million for the year ended December 31, 1998, primarily due to an increase in costs as a result of Nasdaq Japan, various Year 2000 initiatives, and an increase in overall network environment costs necessary to support the increase in trade volume. In addition, Nasdaq incurred surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $7.8 million or 13.6% to $65.1 million for the year ended December 31, 1999, from $57.3 million for the year ended December 31, 1998. Offsetting these higher expenses were the $14.0 million charged to Amex as support costs provided to related parties in the year ended December 31, 1999. This amount, which increased $4.9 million or 53.8% from $9.1 million for the year ended December 31, 1998, consists of $9.2 million of non-technology services provided such as marketing services performed by Nasdaq on behalf of Amex as well as $4.8 million of technological support related to the development of new systems such as the New Amex Equity Book and the enhancement of existing Amex systems.

Income Taxes

Nasdaq's income tax provision was $58.4 million for 1999 compared to $26.0 million for 1998. The effective tax rate was 40.4% for 1999 compared to 42.7% for 1998.

Liquidity and Capital Resources

June 30, 2001 Compared to December 31, 2000

Cash and cash equivalents and available-for-sale securities totaled $600.0 million at June 30, 2001, an increase of $105.7 million from $494.3 million at December 31, 2000. Working capital increased $94.4 million to $527.1 million as of June 30, 2001, from $432.8 million as of December 31, 2000.

Cash and cash equivalents increased $82.6 million from December 31, 2000 to $344.8 million as of June 30, 2001, primarily due to cash provided by operating activities of $112.2 million and cash provided by financing activities of $41.4 million, partially offset by cash used in investing activities of $71.0 million.

For the six months ended June 30, 2001, operating activities provided net cash inflows of $112.2 million, primarily due to cash received from customers of $441.0 million less cash paid to suppliers, employees, and related parties of $307.2 million and income taxes paid of $22.3 million.

Net cash used in investing activities was $71.0 million for the six months ended June 30, 2001, due in part to capital expenditures related to SuperMontage, Primex, global initiatives and general capacity increases. The remaining cash used in investing activities is attributable to purchases of investments with the proceeds of the second phase of Nasdaq's private placement of Common Stock that closed in January 2001 and receipts from the sales and maturities of investments.

Cash provided by financing activities was approximately $41.4 million for the six months ended June 30, 2001. Nasdaq sold Subordinated Debentures to Hellman & Friedman on May 3, 2001, yielding gross proceeds of approximately $240.0 million. Nasdaq used the proceeds to repurchase 18,461,538 shares of common stock from the NASD for $13.00 per share for an aggregate purchase price of approximately $240.0 million. Nasdaq also received net proceeds from Phase II that equaled approximately $63.7 million. During this period, Nasdaq also repaid approximately $20.0 million to the venture partners who participated in Nasdaq Europe Planning Company Limited. Nasdaq will use the net cash provided by financing activities to invest in new technology, implement and form strategic alliances and build its brand through marketing programs.

Nasdaq believes that the liquidity provided by existing cash and cash equivalents, investments, and cash generated from operations will provide sufficient capital to meet operating requirements. Nasdaq has generated positive cash flows annually in each of the five years since 1996 and believes that it will continue to do so in the future to meet both short and long term operating requirements.

December 31, 2000 Compared to December 31, 1999

Cash and cash equivalents and available for sale securities totaled $494.3 million as of December 31, 2000, an increase of $330.1 million from $164.2 million as of December 31, 1999. Working capital increased $278.4 million to $432.8 million as of December 31, 2000, from $154.4 million as of December 31, 1999.

Cash and cash equivalents increased $251.7 million to $262.3 million as of December 31, 2000, primarily due to cash provided by financing activities as a result of the net proceeds received from Phase I that equalled $253.3 million.

For the year ended December 31, 2000, operating activities provided net cash inflows of $249.3 million, primarily due to cash received from customers of $713.4 million less cash paid to suppliers, employees, and related parties of $403.8 million and income taxes paid of $101.2 million.

Net cash used in investing activities was $286.0 million for the twelve months ended December 31, 2000, due in part to capital expenditures to complete construction of the MarketSite and broadcast facility in Times Square and the acquisition of Financial Systemware, Inc. (now known as Nasdaq Tools). In addition, Nasdaq continued to make capital investments in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments with the proceeds of the Phase I offering that exceeded the sales and maturities of investments.

Cash provided by financing activities was $288.3 million as of December 31, 2000, primarily due to the net proceeds received from Phase I that equalled approximately $253.3 million. Nasdaq will use the proceeds to invest in new technology, implement and form strategic alliances and build its brand identity through marketing programs. Also contributing to cash provided from financing activities was $30.0 million in capital contributions to Nasdaq Europe Planning Company Limited from the minority shareholders.

Additionally, in connection with the closing of Phase II on January 18, 2001, Nasdaq yielded net proceeds of approximately $63.7 million. Nasdaq believes that the liquidity provided by existing cash and cash equivalents, investments, and cash generated from operations will provide sufficient capital to meet operating requirements. Nasdaq has generated positive cash flows annually in each of the five years included in this filing and believes it will continue to do so in the future to meet both short and long term operating requirements.

December 31, 1999 Compared to December 31, 1998

Cash and cash equivalents and available for sale securities totaled $164.2 million as of December 31, 1999, an increase of $31.6 million from $132.6 million as of December 31, 1998. Working capital increased $33.6 million to $154.4 million as of December 31, 1999, from $120.8 million as of December 31, 1998.

Cash and cash equivalents increased $7.8 million to $10.6 million as of December 31, 1999, primarily due to cash provided by operating activities of $134.6 million, substantially offset by cash used in investing activities of $130.7 million.

In the year ended December 31, 1999, operating activities provided net cash inflows of $134.6 million, primarily due to cash received from customers of $527.9 million less cash paid to suppliers, employees, and related parties of $352.9 million.

Net cash used in investing activities was $130.7 million in the year ended December 31, 1999, due in part to an increase in capital expenditures related to construction of the new MarketSite and broadcast facility in Times Square in New York City totaling approximately $31.0 million. In addition, Nasdaq made capital investments of approximately $60.0 million in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments that exceeded the proceeds from sales and maturities of investments.

Nasdaq had no significant financing activities during the year ended December 31, 1999, as the cash generated by operations was sufficient to fund planned growth and capital requirements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates, and equity prices. As of December 31, 2000, Nasdaq's investment portfolio consists primarily of floating rate securities, obligations of U.S. Government sponsored enterprises, municipal bonds, and commercial paper. Nasdaq's primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on its investment portfolio and outstanding debt. The weighted average maturity of the fixed income portion of the portfolio is 1.05 years as of December 31, 2000. Nasdaq's outstanding debt obligation specifies a fixed interest rate until May 2007 and a floating interest rate based on the lender's cost of funds until maturity in 2012. The investment portfolio is held primarily in short-term investments with maturities averaging approximately one year. Therefore, management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on the carrying value of Nasdaq's investment portfolio or outstanding debt, or on Nasdaq earnings or cash flows. Nasdaq's exposure to these risks has not materially changed since December 31, 2000.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" that defers the date of adoption of SFAS No. 133 such that it is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No. 133" that addresses a limited number of issues causing implementation difficulties for a large number of entities preparing to apply SFAS No. 133. Nasdaq adopted SFAS 133 with no transition adjustments recorded and no impact on the financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations,"and SFAS No. 142, "Goodwill and Other Intangible Assets," ("FASB 142") effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the rules. Other intangible assets will continue to be amortized over their useful lives. Nasdaq will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of FASB 142 is not expected to have a material impact to Nasdaq's financial position or results of operations. During 2002, Nasdaq will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Nasdaq does not expect the effect of these tests to have a material impact on its earnings and financial position.

Item 3.  Properties.

The following is a description of Nasdaq's material properties as of June 30, 2001.


----------------------------------------------------------------------------------------------------------------------
Location                      Use                                Size (Approximate, in    Type of Possession
                                                                 square feet)
----------------------------------------------------------------------------------------------------------------------
Gaithersburg, Maryland        General office space               66,000                   Leased by the NASD.
                                                                                          Nasdaq reimburses the NASD
                                                                                          for the amounts due under
                                                                                          the lease
----------------------------------------------------------------------------------------------------------------------
New York, New York            Location of MarketSite             26,000                   Leased by the NASD, which
                                                                                          will be making an
                                                                                          assignment to Nasdaq
----------------------------------------------------------------------------------------------------------------------
New York, New York            Nasdaq headquarters                78,000                   Sublease from the NASD
----------------------------------------------------------------------------------------------------------------------
New York, New York            General office space               24,000                   Leased by Nasdaq
----------------------------------------------------------------------------------------------------------------------
Rockville, Maryland           Location of Nasdaq data center     110,000                  Ownership will be
                                                                                          transferred to Nasdaq by
                                                                                          the NASD in exchange for
                                                                                          the transfer by Nasdaq of
                                                                                          a 58,000 s.f. office
                                                                                          building to the NASD
----------------------------------------------------------------------------------------------------------------------
Rockville, Maryland           General office space               78,000                   Leased by Nasdaq effective
                                                                                          October, 2001
----------------------------------------------------------------------------------------------------------------------
Trumbull, Connecticut         Location for Nasdaq's principal    162,000                  Owned by Nasdaq
                              technology services, systems
                              engineering and market operations
----------------------------------------------------------------------------------------------------------------------
Trumbull, Connecticut         General office space               101,000 (two locations)  Leased by Nasdaq
----------------------------------------------------------------------------------------------------------------------
Washington, D.C.              General office space               48,000 (three            Occupied pursuant to a
                                                                 locations)               shared facilities
                                                                                          agreement with the NASD
----------------------------------------------------------------------------------------------------------------------


In addition to the above, Nasdaq leases administrative and sales facilities in Menlo Park, California, London, England, Sao Paulo, Brazil, Montreal, Canada and Shanghai, China. Nasdaq's Chicago operations will sublease space from the NASD.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of Nasdaq's Common Stock by all persons who are beneficial owners of more than 5% of the Common Stock and the beneficial ownership of Nasdaq's Common Stock and Nasdaq Japan's common stock by (1) each director, (2) Nasdaq's Chief Executive Officer ("CEO") and the four most highly compensated executive officers other than the CEO, who were serving as executive officers at the end of 2000, and (3) all directors and executive officers as a group. Except as otherwise indicated, Nasdaq believes that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise indicated, the business address of such persons is One Liberty Plaza, New York, New York, 10006. As of July 31, 2001, approximately 110,761,355 shares of Common Stock were outstanding, which includes 530,350 shares of restricted Common Stock awarded to officers and employees of Nasdaq, and approximately 56,400 shares of Nasdaq Japan common stock were outstanding after giving effect to a four-for-one stock split of Nasdaq Japan's shares that occurred on April 18, 2001.




     Name of beneficial owner             Common Stock       Percent of      Common Stock of        Percent
                                                                               Nasdaq Japan
                                       Beneficially Owned       Class       Beneficially Owned     of Class
------------------------------------ ----------------------- ------------ ----------------------- ------------
National Association of Securities       76,995,171(1)          69.5                -                  -
Dealers, Inc...................
     1735 K Street, N.W.
     Washington, D.C. 20006
Hellman & Friedman Capital
Partners IV, L.P. .............          12,000,000(2)           9.8                -                  -
     One Maritime Plaza 12th Floor
     San Francisco, CA 94111
Dr. Josef Ackermann............               -(3)                -                 -                  -
H. Furlong Baldwin.............               -                   -                 -                  -
Frank E. Baxter................               -(4)                -                 -                  -
Michael Casey..................               -(5)                -                 -                  -
Michael W. Clark...............               -(6)                -                 -                  -
William S. Cohen...............               -                   -                 -                  -
F. Warren Hellman..............          12,000,000(2)           9.8                -                  -
John D. Markese................               -                   -                 -                  -
E. Stanley O'Neal..............               -(7)                -                 -                  -
Vikram S. Pandit...............               -(8)                -                 -                  -
Kenneth D. Pasternak...........               -(9)                -                 -                  -
David S. Pottruck..............               -(10)               -                 -                  -
Arthur Rock....................               -                   -                 -                  -
Richard C. Romano..............              20,000(11)           *                 -                  -
Hardwick Simmons...............               -                   -                 -                  -
Arvind Sodhani.................               -(12)               -                 -                  -
Sir Martin Sorrell.............               -                   -                 -                  -
Frank G. Zarb..................              60,000(13)           *               140(14)              *
Alfred R. Berkeley, III........              15,900(15)           *                 -                  -
J. Patrick Campbell............              30,000(16)           *                 -                  -
John L. Hilley.................              30,000(17)           *             1,900(18)             3.4
Richard G. Ketchum.............              40,000(19)           *                76(20)              *
All directors and executive
officers as a group
(33 persons).................            12,337,200(21)           *             2,268(22)             3.9
------------------------------

*        Less than one percent

(1) Includes approximately 43,227,176 shares of Common Stock underlying the unexercised, unexpired outstanding warrants.

(2) Hellman & Friedman owns the Subordinated Debentures. H&F Investors IV, LLC ("H&F IV"), is the general partner of each of the Hellman & Friedman limited partnerships. The Subordinated Debentures are currently convertible into 12 million shares of Common Stock, subject to adjustment. The investment decisions of each of the Hellman & Friedman limited partnerships are made by the investment committee of H&F IV, which indirectly exercises sole voting and investment power with respect to the Subordinated Debentures. Mr. Hellman is one of nine members of the investment committee. Mr. Hellman disclaims beneficial ownership of the Subordinated Debentures except to the extent of his indirect pecuniary interest.

(3) Dr. Ackermann is head of Corporate and Institutional Clients Group of Deutsche Bank AG that, together with its affiliates, owns an aggregate of 1,522,300 shares of Common Stock. Dr. Ackermann disclaims beneficial ownership of such shares.

(4) Mr. Baxter is the Chairman of the Jefferies Group, Inc. that, together with its affiliates, owns an aggregate of 115,912 shares of Common Stock. Mr. Baxter disclaims beneficial ownership of such shares.

(5) Mr. Casey is an officer of Starbucks Corporation that owns an aggregate of 10,000 shares of Common Stock. Mr. Casey disclaims beneficial ownership of such shares.

(6) Mr. Clark is an officer of Credit Suisse First Boston, Inc. that, together with its affiliates, owns 1,604,650 shares of Common Stock. Mr. Clark disclaims beneficial ownership of such shares.

(7) Mr. O'Neal is an officer of Merrill Lynch & Co. that, together with its affiliates, owns 1,875,000 shares of Common Stock. Mr. O'Neal disclaims beneficial ownership of such shares.

(8) Mr. Pandit is an officer of Morgan Stanley Dean Witter & Co. that, together with its affiliates, owns 1,126,200 shares of Common Stock. Mr. Pandit disclaims beneficial ownership of such shares.

(9) Mr. Pasternak is Chairman, CEO, and President of Knight Trading Group, Inc. that, together with its affiliates, owns an aggregate of 1,125,000 shares of Common Stock. Mr. Pasternak disclaims beneficial ownership of such shares.

(10) Mr. Pottruck is an officer of The Charles Schwab Corporation that, together with its affiliates, owns 1,125,000 shares of Common Stock. Mr. Pottruck disclaims beneficial ownership of such shares.

(11) Represents an aggregate of 20,000 shares of Common Stock owned by Romano Brothers & Co. Mr. Romano is the President and majority stockholder of Romano Brothers & Co.

(12) Mr. Sodhani is an officer of Intel Corporation that owns 430,000 shares of Common Stock. Mr. Sodhani disclaims beneficial ownership of such shares.

(13) Represents 60,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan that have not yet vested. Under the terms of this plan, Mr. Zarb has the right to direct the voting of such shares.

(14) Represents options to purchase an aggregate of 140 shares of Nasdaq
Japan common stock that were granted by Nasdaq Global (50%) and SOFTBANK (50%).

(15) Represents 15,900 shares of restricted stock issued under Nasdaq's Equity Incentive Plan that have not yet vested. Under the terms of this plan, Mr. Berkeley has the right to direct the voting of such shares.

(16) Represents 30,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan that have not yet vested. Under the terms of this plan, Mr. Campbell has the right to direct the voting of such shares.

(17) Represents 30,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan that have not yet vested. Under the terms of this plan, Mr. Hilley has the right to direct the voting of such shares.

(18) Represents shares of restricted stock.

(19) Represents 40,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan that have not yet vested. Under the terms of this plan, Mr. Ketchum has the right to direct the voting of such shares.

(20) Represents options to purchase an aggregate of 76 shares of Nasdaq
Japan common stock that were granted by Nasdaq Global (50%) and SOFTBANK (50%).

(21) Includes the Subordinated Debentures owned by Hellman & Friedman. See
Note 2 above.

(22) Includes options to purchase an aggregate of 368 shares of Nasdaq
Japan common stock that were granted by Nasdaq Global (50%) and SOFTBANK (50%).

Item 5.  Directors and Executive Officers.

The directors and executive officers of Nasdaq are as follows:



       Name                                  Age                  Position
----------------------------------------------------------------------------------------------------------------------
Frank G. Zarb                                 66       Chairman of the Nasdaq Board Class 2
Hardwick Simmons                              61       CEO, Director Class 1
Dr. Josef Ackermann                           53       Director Class 2
H. Furlong Baldwin                            69       Director Class 2
Frank E. Baxter                               64       Director Class 1
Michael Casey                                 55       Director Class 3
Michael W. Clark                              41       Director Class 1
William S. Cohen                              60       Director Class 1
F. Warren Hellman                             66       Director Class 2
John D. Markese                               55       Director Class 3
E. Stanley O'Neal                             49       Director Class 3
Vikram S. Pandit                              45       Director Class 3
Kenneth D. Pasternak                          47       Director Class 1
David S. Pottruck                             52       Director Class 3
Arthur Rock                                   74       Director Class 3
Richard C. Romano                             68       Director Class 2
Arvind Sodhani                                47       Director Class 1
Sir Martin Sorrell                            56       Director Class 2
Richard G. Ketchum                            50       President
Gregor S. Bailar                              38       Executive Vice President--Operations and Technology and Chief
                                                       Information Officer
Alfred R. Berkeley, III                       56       Vice Chairman
J. Patrick Campbell                           52       Executive Vice President, Chief Operating Officer, and
                                                       President of Nasdaq U.S. Markets
Steven Dean Furbush                           42       Executive Vice President--Transaction Services
John M. Hickey                                64       Executive Vice President
John L. Hilley                                53       Executive Vice President--Strategic Development and Chairman
                                                       and Chief Executive Officer of Nasdaq International
Edward S. Knight                              50       Executive Vice President and General Counsel
Steven Randich                                38       Executive Vice President and Chief Technology Officer
Denise B. Stires                              39       Executive Vice President--Marketing and Investor Services
John N. Tognino                               62       Executive Vice President
Bruce C. Turner                               36       Executive Vice President--Transaction Services
John T. Wall                                  59       President, Nasdaq International
David P. Warren                               47       Executive Vice President--Chief Administrative Officer and
                                                       Acting Chief Financial Officer
David Weild IV                                44       Executive Vice President--Issuer Affairs



Frank G. Zarb, a Staff Director, has been Chairman of the Nasdaq Board since January 2000 and Chairman of the NASD Board since 1997. In July 2001, Mr. Zarb announced plans to step down as both the Chairman of Nasdaq and the Chairman of the NASD to become effective upon the applicable board approvals scheduled for September 2001. Mr. Zarb was the CEO of Nasdaq from 1997 to February 2001 and CEO of the NASD from 1997 to November 2000. Prior to joining the NASD in 1997, Mr. Zarb was Chairman, CEO, and President of Alexander & Alexander Services, Inc., an insurance brokerage and professional services consulting firm, from June 1994 through January 1997. Mr. Zarb is a member of the Board of Trustees of the Gerald R. Ford Foundation and a former Chairman of the Board of Hofstra University, where he still serves as a Board member.

Hardwick Simmons, a Staff Director nominee, became CEO of Nasdaq in February 2001. In July 2001, it was announced that Mr. Simmons would also become Chairman of Nasdaq upon the effective date of Mr. Zarb's resignation that is scheduled for September 2001. Prior to joining Nasdaq, Mr. Simmons served from May 1991 to December 2000 as President and CEO of Prudential Securities Incorporated, the investment and brokerage firm, and Prudential Securities Group Inc., the firm's holding company. Mr. Simmons is a former member of Prudential Securities' Operating Committee, Operating Council, and the board of directors of Prudential Securities Group Inc. Prior to joining Prudential Securities in 1991, Mr. Simmons was President of the Private Client Group at Shearson Lehman Brothers, Inc.

Dr. Josef Ackermann, an Industry Director, was elected to the Nasdaq Board in April 2001 and began serving in May 2001. Dr. Ackermann is Chairman of Corporate and Investment Banking of Deutsche Bank AG, a global bank and financial services firm, and will become Speaker of the Board of Managing Directors at Deutsche Bank AG in 2002. Dr. Ackermann has served on the Board of Managing Directors of Deutsche Bank AG since 1996. Prior to this position, Dr. Ackermann was President of the Executive Board of Credit Suisse from 1993. Dr. Ackermann serves on the board of directors of Vodafone Group Plc and Stora Enso Oyj.

H. Furlong Baldwin, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Baldwin has been a member of the NASD Board since 1999. Mr. Baldwin is Chairman of the Mercantile Bankshares Corporation, a multibank holding company. Mr. Baldwin joined Mercantile-Safe Deposit & Trust Company in 1956 and was elected President in 1970 of Mercantile-Safe Deposit & Trust Company and Mercantile Bankshares Corporation and Chairman and CEO in 1976. Mr. Baldwin serves on the board of directors of Mercantile Safe Deposit & Trust Company, Mercantile Bankshares Corporation, Constellation Energy Group, CSX Industries, Offitbank, Wills Group, and The St. Paul Companies.

Frank E. Baxter, an Industry Director, was elected to the Nasdaq Board in 1998. Mr. Baxter is Chairman of the Jefferies Group, Inc., a holding company whose affiliated companies offer a variety of services for institutional investors. Mr. Baxter joined Jefferies & Co. in 1974 and during his time has served as President, Chief Operating Officer ("COO") and CEO. Mr. Baxter is a Director of Investment Technology Group, Inc. and Burdett Buckeridge Young, Australia.

Michael Casey, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Mr. Casey has been Executive Vice President, Chief Financial Officer ("CFO"), and Chief Administrative Officer of Starbucks Corporation, the leading roaster and retailer of specialty coffee, since September 1997. Prior to his current position, Mr. Casey was Senior Vice President and CFO of Starbucks from August 1995 to September 1997.

Michael W. Clark, an Industry Director nominee, is a Managing Director and Head of Global Equity Trading at Credit Suisse First Boston, Inc. ("CSFB"), a global investment bank serving institutional, corporate, government, and individual clients, and a member of its Global Equity Management Committee. Mr. Clark also serves on the firm's Operating Committee and is a member of the Managing Director Evaluation Committee and Co-Head of the Global Recruiting Committee. Mr. Clark joined CSFB as a Vice President in 1991. Prior to assuming his present role in 1995, Mr. Clark was in charge of CSFB's global convertible trading and risk management.

William S. Cohen, a Public Director, was elected to the Nasdaq Board in April 2001 and began serving in May 2001 and began serving in May 2001. Secretary Cohen is the Chairman and CEO of The Cohen Group, a strategic business consulting firm. He was previously the Secretary of Defense during the Clinton Administration from 1997 to 2001. Secretary Cohen represented Maine in the U.S. Senate for three terms and in the U.S. House of Representatives for three terms before retiring in 1996.

F. Warren Hellman, a Non-Industry Director, was elected to the Nasdaq Board in March 2001 effective upon the consummation of the sale by Nasdaq of the Subordinated Debentures to Hellman & Friedman that closed on May 3, 2001. Mr. Hellman is a co-founder and is currently the Chairman of Hellman & Friedman LLC, a private equity investment firm, as well as Chairman of the San Francisco Foundation. Prior to his current positions, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company I and II, and President of Lehman Brothers. Mr. Hellman serves on the board of directors of WPP Group plc, Levi Strauss & Co., D.N.&E. Walter & Co., and Il Fornaio (America) Corp., and the University of California at Berkeley Business School Advisory Board.

John D. Markese, a Public Director, was elected to the Nasdaq Board as a Class 3 director in April 2001 and began serving as a Class 3 director in May 2001. Mr. Markese has been a member of the Nasdaq Board since 1996. Mr. Markese is President of the American Association of Individual Investors, a not-for-profit organization specializing in providing education in stock investment and mutual funds, since 1992 and an Executive Vice President from 1986 to 1992. Mr. Markese holds a Doctorate in Finance from the University of Illinois. Mr. Markese also serves on the board of directors of the Alliance for Investor Education.

E. Stanley O'Neal, an Industry Director, was elected to the Nasdaq Board in January 2001. Mr. O'Neal has been the President and Chief Operating Officer of Merrill Lynch & Co., Inc., a global financial services firm, since July 2000. Prior to his current positions, Mr. O'Neal was Executive Vice President of Merrill Lynch and President of its U.S. Private Client Group from February 2000 to July 2000, Executive Vice President and CFO of Merrill Lynch from March 1998 to February 2000; Executive Vice President and Co-Head of Corporate and Institutional Client Group from April 1997 to March 1998 and Managing Director and Head of Global Capital Markets Group from April 1995 to April 1997. Mr. O'Neal joined Merrill Lynch in 1987.

Vikram S. Pandit, an Industry Director, was elected to the Nasdaq Board in January 2001. Since September 2000 Mr. Pandit has been Co-President and Chief Operating Officer of the Institutional Securities Group of Morgan Stanley Dean Witter & Co. ("MSDW"), a global financial services firm. Prior to his current position, Mr. Pandit was Head of MSDW's Worldwide Institutional Equity Division from May 1997 until September 2000; Head of Morgan Stanley Group Inc.'s Equity Division from January 1997 until May 1997; and Head of Morgan Stanley Group Inc.'s Equity Derivatives business from May 1994 until December 1996. Mr. Pandit has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1990.

Kenneth D. Pasternak, an Industry Director nominee, is Chairman of the Board, CEO and President of Knight Trading Group, Inc. ("Knight"), a market maker in U.S. equity securities. Mr. Pasternak was named Chairman of the Board of Knight in October 2000 and has been a member of its board of directors since July 1998. Since 1995, Mr. Pasternak has been the CEO and a trading room supervisor for Knight Securities, L.P., Knight's wholly-owned Nasdaq/over-the-counter securities market maker, and its President from 1995 to 1999. Prior to Knight, Mr. Pasternak served as Senior Vice President, Limited Partner, and Trading Room Manager for Spear Leeds & Kellogg/Troster Singer from 1979 until 1994. Mr. Pasternak serves on the NASD Board and on the Advisory Committee of BRASS Utility, LLC (BRUT).

David S. Pottruck, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Pottruck has been a member of the NASD Board since 2000. Mr. Pottruck is President and Co-Chief Executive Officer and a member of the board of directors of The Charles Schwab Corporation, a holding company whose subsidiaries engage in securities brokerage and financial services. Mr. Pottruck joined The Charles Schwab Corporation in 1984 and became President in 1992. Mr. Pottruck serves on the board of directors of Intel Corporation, McKesson HBOC Inc., Dovebid, and the U.S. Ski and Snowboard Team Foundation. Mr. Pottruck is also a trustee of the University of Pennsylvania.

Arthur Rock, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Rock has been a member of the NASD Board since 1998. Mr. Rock is Principal of Arthur Rock & Co., a venture capital firm in San Francisco, California he founded in 1969. Mr. Rock is currently a Director Emeritus of Intel Corporation and serves on the board of directors of Echelon Corporation.

Richard C. Romano, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Romano has been President of Romano Brothers & Company, a securities broker dealer, since 1964. Mr. Romano is Vice Chairman of the NASD Small Firm Advisory Board.

Arvind Sodhani, a Non-Industry Director, was elected to the Nasdaq Board in 1997. From July 2000 to December 2000, Mr. Sodhani served as a non-voting member of the Nasdaq Board. Mr. Sodhani is Vice President and Treasurer of Intel Corporation, a semiconductor manufacturer of chips and computer networking products. Mr. Sodhani joined Intel in 1981 and became a Vice President in 1990.

Sir Martin Sorrell, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Sir Martin is a founder and, since 1986, has been Group Chief Officer of WPP Group plc, a global communication services organization. Prior to this position, Sir Martin was the Group Finance Director of Saatchi & Saatchi Company, PLC.

Richard G. Ketchum became President of Nasdaq in July 2000. Mr. Ketchum is responsible for all aspects of Nasdaq's operations, including the development and formulation of legal, regulatory, and market policies, as well as international initiatives. Prior to his current position, Mr. Ketchum served as President of the NASD since 1998, COO of the NASD since 1993 and Executive Vice President of the NASD since 1991.

Gregor S. Bailar became Executive Vice President and Chief Information Officer ("CIO") of Nasdaq in October 2000. As CIO, Mr. Bailar oversees all aspects of information technology at Nasdaq and works closely with the organization's executive management. Prior to his current position, Mr. Bailar served as an Executive Vice President and CIO of the NASD since December 1997. Mr. Bailar joined the NASD from Citicorp N.A., a financial services company, where he served as Managing Director and Vice President of Advanced Development for Global Corporate Banking from 1994 to 1997.

Alfred R. Berkeley III, has been Vice Chairman of Nasdaq since July 2000 and was President of Nasdaq from June 1996 to July 2000. Mr. Berkeley was a member of the Nasdaq Board from June 1996 to May 2001. Prior to joining Nasdaq, Mr. Berkeley served for five years as Managing Director and Senior Banker of the Corporate Finance Department of Alex. Brown & Sons Incorporated, a financial services firm. Mr. Berkeley is a member of the board of directors of Princeton Capital Management, Inc.

J. Patrick Campbell became Executive Vice President, President U.S. Markets and COO of Nasdaq in October 2000. Mr. Campbell is responsible for the day-to-day operation of Nasdaq. Prior to his current position, Mr. Campbell served as an Executive Vice President, Market Services of the NASD since 1997. Prior to joining the NASD, Mr. Campbell was Senior Executive Vice President of The Ohio Company, a regional brokerage firm, where he was also a member of that firm's Board of Directors and Executive Committee. Mr. Campbell was at The Ohio Company since 1973. While a senior executive for The Ohio Company, Mr. Campbell was a member of the Board of Directors from 1990 to 1993.

Steven Dean Furbush became an Executive Vice President of Nasdaq Transaction Services in January 2001. Prior to his current position, Mr. Furbush was Senior Vice President of Nasdaq Transaction Services from October 2000 to January 2000, Managing Director of Nasdaq InterMarket from October 1999 to October 2000, and Chief Economist from June 1995 to October 1999.

John M. Hickey became an Executive Vice President and Senior Technology Advisor in November 2000. Prior to his current position, Mr. Hickey was Executive Vice President and Chief Technology Officer of the NASD from January 1995 to November 2000. Prior to joining the NASD in January 1984, Mr. Hickey was Vice President in charge of Corporate Systems Development at Chemical Bank, a bank and financial services firm, from 1974 to 1984.

John L. Hilley became an Executive Vice President of Strategic Development in January 2001 and has been Chairman and CEO of Nasdaq International since July 1999. Mr. Hilley joined the NASD as Executive Vice President for Strategic Development in February 1998. Prior to joining the NASD, Mr. Hilley served in the White House as senior advisor to President Clinton since February 1996. Mr. Hilley has also held a number of senior staff positions in the U.S. Senate.

Edward S. Knight became an Executive Vice President and General Counsel in October 2000. Prior to his current position, Mr. Knight served as Executive Vice President and Chief Legal Officer of the NASD since July 1999. Prior to joining the NASD, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999.

Steven Randich became Executive Vice President and Chief Technology Officer of Nasdaq in October 2000. Prior to his current position, Mr. Randich was Executive Vice President and CIO for the Chicago Stock Exchange from November 1996 to October 2000. Prior to that, Mr. Randich held management positions with International Business Machines Corporation, the software and hardware manufacturer, from October 1990 to November 1996.

Denise B. Stires became Executive Vice President of Marketing and Investor Services in March 2001. Ms. Stires was Chief Marketing Officer of BuyandHold Inc., an online financial services company providing dollar-based brokerage services to individuals and corporations, from 2000 to 2001. Prior to that, Ms. Stires was Senior Vice President, Marketing Director of DLJdirect, the online discount brokerage service of CSFB from 1997 to 2000, and Vice President, Marketing of SWATCH, a division of SMH, Incorporated based in Switzerland, a manufacturer of watches from 1995 to 1996.

John N. Tognino became Executive Vice President of Nasdaq Global Sales and Member Affairs in January 1999. Prior to his current position, Mr. Tognino was President and CEO of the Security Traders Association and the Security Traders Association Foundation. Mr. Tognino has been in the securities industry for 42 years and spent more than 35 of those years with Merrill Lynch & Co., Inc. At the time of his retirement from Merrill Lynch & Co., Inc. in 1993, Mr. Tognino was a Managing Director for Global Equities. Mr. Tognino also served as a member of the Board of Directors from 1984 to 1987, and again in 1995.

Bruce C. Turner became an Executive Vice President of Nasdaq Transaction Services in July 2001. Prior to his current position, Mr. Turner was Head of Nasdaq Trading at Salomon Smith Barney, a global investment banking firm, from January 1997 to July 2000, and a position trader, at Salomon Smith Barney from July 1992 to January 1997.

John T. Wall became an Executive Vice President of Nasdaq in February 1994 and President of Nasdaq International in October 1997. Mr. Wall is responsible for the strategic development and international marketing of Nasdaq's products and services. Mr. Wall is also responsible for non-U.S. company listings, as well as promoting and directing the overall globalization of the marketplace. Mr. Wall established Nasdaq's operations in London and negotiates the sale of Nasdaq's computerized systems to other world markets. Mr. Wall joined the NASD in 1965 and during his tenure has been head of Regulation, Membership, and Qualifications Testing. Mr. Wall currently sits on Hong Kong's International Committee for Listing New Enterprises.

David P. Warren became Executive Vice President and Chief Administrative Officer of Nasdaq in April 2001 and acting CFO in July 2001. Mr. Warren oversees finance, human resources, and all administrative services including real estate, property management and purchasing. Prior to his current position, Mr. Warren was CFO of the Long Island Power Authority from 1998 to 2000, Deputy Treasurer of the State of Connecticut from 1995 to 1997, and a Vice President at CSFB from 1987 to 1995.

David Weild IV became Executive Vice President of Issuer Affairs of Nasdaq in March 2001. Prior to his current position, Mr. Weild held various positions with Prudential Securities Incorporated, the investment and brokerage firm, including President of Prudential Securities.Com from 2000 to 2001, Managing Director and Head of High Technology from 1997 to 2000, Managing Director of Investment Banking and Head of Corporate Finance from 1995 to 1997, and Managing Director and Head of Global Equity Transactions from 1990 to 1995.

Item 6.  Executive Compensation.

                         SUMMARY COMPENSATION TABLE

The following table sets forth compensation awarded to, earned by, or paid to the individuals who were, as of December 31, 2000, the CEO and the four most highly compensated employees other than the CEO, for all services rendered to Nasdaq and its subsidiaries for the fiscal year ended December 31, 2000.


--------------------------------------------------------------------------------------------------------------------------------
                                           Annual Compensation                  Long-Term Compensation
                                                                                      Awards              Payouts
--------------------------------------------------------------------------------------------------------------------------------
                                                                          Restricted     Securities
   Name and Principal                                      Other Annual      Stock        Underlying       LTIP      All Other
        Position             Year      Salary    Bonus(1)  Compensation    Award(s)      Options/SARs    Payouts   Compensation(2)
          (a)                (b)       ($)(c)    ($)(d)    Awards ($)(e)    ($)(f)         (#)(g)        ($)(h)        ($)(i)
--------------------------------------------------------------------------------------------------------------------------------
Frank G. Zarb,              2000    1,333,333   6,000,000     441,055(4)       -           140(5)          -         17,892
Chairman, Nasdaq (3)
--------------------------------------------------------------------------------------------------------------------------------
Alfred R. Berkeley, III,    2000      522,500     650,000         -            -              -            -         13,405
Vice Chairman, Nasdaq
--------------------------------------------------------------------------------------------------------------------------------
Richard G. Ketchum,         2000      522,500   1,750,000         -            -            76(5)          -         13,405
President, Nasdaq(6)
--------------------------------------------------------------------------------------------------------------------------------
John L. Hilley,             2000      450,000     950,000     408,720      237,500(8)         -            -         13,085
Executive Vice President,
Nasdaq and Chairman and
Chief Executive Officer,
Nasdaq International(7)
--------------------------------------------------------------------------------------------------------------------------------
J. Patrick Campbell,        2000      409,000     750,000         -            -              -            -         12,764
Executive Vice President,
Chief Operation Officer,
and President, Nasdaq
U.S. Markets
--------------------------------------------------------------------------------------------------------------------------------

    (1) Includes $800,000, $130,000, $950,000, $390,000 and $270,000 with respect to Messrs. Zarb, Berkeley, Ketchum, Hilley and Campbell, respectively, which amounts will be paid only if the individuals remain employed by Nasdaq on December 31, 2002 or in the event of their prior retirement, permanent disability, death or involuntary termination without cause.

    (2) Represents Nasdaq contributions to 401(k) plan and payment in respect of a forgiveness of loan in the amount of $7,692 for Mr. Zarb; $3,205 for each of Messrs. Berkeley and Ketchum; $2,885 for Mr. Hilley; and $2,564 for Mr. Campbell.

    (3) In 2000, the NASD paid approximately 50% of Mr. Zarb's salary and bonus for services rendered. Mr. Zarb served as the CEO of Nasdaq during the fiscal year ended December 31, 2000 and until February 1, 2001.

    (4) Includes $221,735 in respect of the purchase of Mr. Zarb's residence.

    (5) Represents a seven year option to purchase Nasdaq Japan common stock (after giving effect to the four-for-one stock split which was effective as of April 2001) that was granted by Nasdaq Global (50%) and SOFTBANK (50%).

    (6) In 2000, the NASD paid approximately 25% of Mr. Ketchum's salary and bonus for services rendered.

    (7) In 2000, the NASD paid approximately 52% of Mr. Hilley's salary and bonus for services rendered.

    (8) Represents the grant of an award, effective as of May 12, 2000, of 1,900 shares of restricted common stock of Nasdaq Japan (after giving effect to the four-for-one stock split that was effective as of April
2001), vesting one-third on each of June 1, 2000, June 1, 2001 and June 1, 2002, based on a value of $125 per share on the grant date (after giving effect to the four-for-one stock split that was effective as of April
2001). As of December 31, 2000, the aggregate value (after giving effect to the four-for-one stock split that was effective as of April 2001) of the then-unvested shares was approximately $7.9 million and the aggregate value of the then-vested shares was approximately $4 million, in each case based upon the valuation of shares of Nasdaq Japan sold in a private placement transaction that occurred in October 2000. Dividends (if any) on restricted shares are paid to the award holder.


                   OPTION/SAR GRANTS IN LAST FISCAL YEAR

The following table provides information on stock option grants made in 2000 to the named executive officers with respect to shares of Nasdaq Japan. No options to acquire shares of Nasdaq were granted in 2000.





--------------------------------------------------------------------------------------------------------------------------
                                      Individual Grants                                           Potential Realizable
                                                                                                Value at Assumed Annual
                                                                                                  Rates of Stock Price
                                                                                                    Appreciation For
                                                                                                       Option Term
--------------------------------------------------------------------------------------------------------------------------
          Name
                              Number of       Percent of Total    Exercise or    Expiration
                             Securities        Options/ SARs       Base Price       Date
                             Underlying          Granted to          ($/Sh)          (d)        5% ($)        10%($)
                             Option/SARs    Employees in Fiscal       (c)                         (e)           (f)
                             Granted (#)          Year (4)
                                 (a)                (b)
--------------------------------------------------------------------------------------------------------------------------

Frank G. Zarb              140 (1)(2)               3.6%              $125      July 31, 2007   7,124         16,602
                           -----------------------------------------------------------------------------------------------

Alfred R. Berkeley, III    0
                           -----------------------------------------------------------------------------------------------

Richard G. Ketchum         76 (1)(3)                2.0%              $125      July 31, 2007   3,867          9,012
                           -----------------------------------------------------------------------------------------------

John L. Hilley             0
                           -----------------------------------------------------------------------------------------------

J. Patrick Campbell        0
--------------------------------------------------------------------------------------------------------------------------

(1) Represents options to purchase Nasdaq Japan common stock that were granted by Nasdaq Global (50%) and SOFTBANK (50%) and reflects the four-for-one stock split that was effective as of April 2001.

(2) Options become exercisable with respect to 48 shares on July 31, 2001; 48 shares on July 31, 2002 and the remaining 44 shares on July 31, 2003.

(3) The option shall become exercisable at such times and in such portions as shall be determined by the committee established pursuant to the plan under which the option was granted.

(4) Represents percentage of total options to purchase shares of Nasdaq Japan common stock that were granted by Nasdaq Global (50%) and SOFTBANK (50%) in 2000.




                         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                    AND FY-END OPTION/SAR VALUES

The following table provides information on the number of options to purchase common stock of Nasdaq Japan held by the named executive officers at fiscal year end 2000.


-------------------------------------------------------------------------------------------------------------
            Name                    Shares            Value            Number of              Value of
             (a)                 Acquired on      Realized ($)         Securities           Unexercised
                               Exercise (#) (b)        (c)             Underlying           in-the-Money
                                                                      Unexercised           Options/SARs at
                                                                    Options/SARs at        Fiscal Year-End(1)
                                                                    Fiscal Year-End         ($)Exercisable/
                                                                          (#)                Unexercisable
                                                                      Exercisable/                (e)
                                                                     Unexercisable
                                                                          (d)
-------------------------------------------------------------------------------------------------------------

Frank G. Zarb                  0                 0                0 / 140               0 / 857,500
                               ------------------------------------------------------------------------------

Alfred R. Berkeley, III        0                 0
                               ------------------------------------------------------------------------------

Richard G. Ketchum             0                 0                0 / 76                0 / 465,500
                               ------------------------------------------------------------------------------

John L. Hilley                 0                 0
                               ------------------------------------------------------------------------------

J. Patrick Campbell            0                 0
-------------------------------------------------------------------------------------------------------------

(1) The fair market value per share of Nasdaq Japan common stock on December 31, 2000 was $6,250 (after giving effect to the four-for-one stock split that was effective as of April 2001) based upon the valuation of shares of Nasdaq Japan sold in a private placement transaction that occurred in October 2000.

Employment Agreements

The NASD and Nasdaq are parties to an employment agreement with Frank Zarb (the "Zarb Agreement"). The Zarb Agreement had an initial term of three years commencing on February 24, 1997 (the "Initial Term") and continues for an additional period of two years immediately following the Initial Term (the "Additional Term," the Initial Term and the Additional Term collectively, referred to as the "Term"). The Zarb Agreement provides for
(i) an annual base salary of $1,200,000 from the commencement of the Initial Term through October 31, 2000 and $2,000,000 during the period commencing on November 1, 2000 through the remainder of the Term and (ii) incentive compensation as the Management Compensation Committee of the NASD may award in its discretion, provided that the amount of such compensation for each full year of service during the Term may not be less than 50% of Mr. Zarb's base salary for such year, and provided further that such compensation for the second year of the Additional Term may not be less than $4,000,000. Under the Zarb Agreement, during the first year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the second or third year of the Initial Term, whichever was greater and, during the second year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the third year of the Initial Term or the first year of the Additional Term, whichever was greater. Under the terms of the Zarb Agreement, Nasdaq will (1) fully vest all stock options granted to Mr. Zarb upon the earlier of (x) the termination of the Term or (y) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement (which relinquishment is expected to occur in September 2001) and shall permit the exercise of the options during the three month period thereafter for incentive stock options and during the five year period thereafter for all other stock options and (2) cause all restrictions on any restricted stock awarded to Mr. Zarb by Nasdaq to lapse upon the earlier of (i) the termination of the Term or (ii) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement. Upon such relinquishment, Mr. Zarb will continue to be employed pursuant to the Zarb Agreement.

Under the terms of the Zarb Agreement, Mr. Zarb became fully vested in his benefits under the NASD Supplemental Executive Retirement Plan (which benefits may be payable in a lump sum) upon the completion of the Initial Term. Under the Zarb Agreement, on February 24, 2002 and for a period of five years thereafter, unless Mr. Zarb terminates his employment earlier, Mr. Zarb will be entitled to an annual consulting fee of $100,000 (plus $2,000 per hour for any hours in excess of 50 hours in any calendar year) and certain fringe benefits and perquisites, provided that Mr. Zarb makes himself available to provide consulting services to the CEO of the NASD during such period and does not commence employment with another employer or recommence employment with the NASD during such period.

Mr. Zarb's employment may be terminated due to (i) death or disability (ii) by the NASD for "cause" or (iii) by Mr. Zarb for "good reason" upon 30 days written notice. If Mr. Zarb terminates his employment for "good reason" or if the NASD terminates Mr. Zarb's employment other than for cause, Mr. Zarb is entitled to (1) a cash payment equal to the base salary and minimum incentive compensation that would have been paid to Mr. Zarb for the remainder of the Term, (2) the retirement benefits Mr. Zarb would have been entitled to had he completed the Term and (3) continuation of certain other benefits.

Nasdaq has entered into an employment agreement (the "Employment Agreements") with each of Richard G. Ketchum, J. Patrick Campbell and John
L. Hilley (each an "Executive" collectively, the "Executives"). The term of the Employment Agreements commenced as of December 29, 2000 and will continue until December 31, 2003 with automatic one-year renewals, unless either party, at least six months prior to the expiration of the term, gives a notice of its intent not to renew the term.

The Employment Agreements with Messrs. Ketchum and Campbell provide for a base salary at an annual rate not less than the rate of base salary in effect as of the effective date. Mr. Hilley's Employment Agreement provides for an annual salary at a rate not less than the rate of annual salary in effect for 1999. The Employment Agreements with Messrs. Ketchum and Campbell provide for guaranteed incentive compensation for each year during the term in an amount equal to 100% of base salary as in effect on December 31 of the preceding year.

Under the terms of the Employment Agreements, the Executives will be fully vested in their supplemental retirement benefits (the "SERP Benefit") under the NASD's Supplemental Retirement Plan, upon the attainment of age 55 (53 in the case of Mr. Ketchum) while employed and completion of five years of service or if the Executives' employment with Nasdaq terminates (i) due to death or disability (ii) by Nasdaq without "cause" or (iii) by the Executive for "good reason." With respect to Mr. Hilley, the final average compensation for purposes of determining SERP benefits will be deemed to be the sum of (a) one-half of his annual salary and (b) one-third of one-half of his annual salary. The Executives are also entitled to receive equity awards under Nasdaq's equity plans and other fringe benefits. Under the terms of the Employment Agreements, each Executive is entitled to receive a payment in an amount equal to two times the Executive's then effective base salary (in the case of Mr. Hilley his then effective annual salary) (the "Stay Bonus") if the Executive is (i) employed by Nasdaq as of August 9, 2002, (ii) if the Executive's employment is terminated due to death or disability, (iii) if the Executive terminates employment for "good reason" or (iv) Nasdaq terminates the Executive's employment without "cause."

If Mr. Ketchum's or Mr. Campbell's employment is terminated without "cause" or if Mr. Ketchum or Mr. Campbell terminates employment for "good reason," Nasdaq is obligated to pay to Mr. Ketchum or Mr. Campbell, respectively (i) the Stay Bonus if not previously paid; (ii) a pro rata portion of the incentive compensation for the year of termination; and (iii) a lump sum cash payment equivalent to continuation of base salary and incentive compensation until the later of (x) the end of the term of the Employment Agreement or (y) 24 months following the date of such termination of employment.

If Mr. Hilley's employment is terminated without "cause" or if Mr. Hilley terminates employment for "good reason," Nasdaq is obligated to pay Mr. Hilley
(i) the Stay Bonus if not previously paid and (ii) a lump sum cash payment equivalent to continuation of annual salary until the later of (x) the end of the term of Employment Agreement or (y) 24 months following the date of such termination of employment.

In addition, if the Executive becomes subject to any "golden parachute" excise tax, Nasdaq is obligated to make additional payments to the Executive to offset the effect of such tax, provided that the Executive agrees to be subject to certain restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.

                             PENSION PLAN TABLE

Nasdaq's executive officers participate in the NASD's qualified and supplemental defined benefit pensions plans. Under these plans executive officers earn an aggregate benefit expressed as an annual annuity equal to 6% of their final average compensation for each year of service up to a maximum of 10 years. Final average compensation is the average annual salary plus one-third of the annual bonus for the highest five-year period of service, except in the case of the Mr. Hilley (as described in "Employment Agreements" above). The estimated credited years of service for Mr. Zarb is 3.85 years, Mr. Berkeley is 4.58 years, Mr. Ketchum is 9.67 years, Mr. Hilley is 2.85 years, and Mr. Campbell is 3.97 years. The following table sets forth the aggregate annual benefit payable under the plans for various levels of remuneration and years of service. Such benefits are not reduced by benefits received under social security or other offsets.


-------------------------------------------------------------------------------------------------------------
    Remuneration                                         Years of Service
-------------------------------------------------------------------------------------------------------------
                           5             10             15             20             25             30
-------------------------------------------------------------------------------------------------------------
      500,000           150,000        300,000        300,000        300,000        300,000       300,000
                      ---------------------------------------------------------------------------------------
      600,000           180,000        360,000        360,000        360,000        360,000       360,000
                      ---------------------------------------------------------------------------------------
      700,000           210,000        420,000        420,000        420,000        420,000       420,000
                      ---------------------------------------------------------------------------------------
      800,000           240,000        480,000        480,000        480,000        480,000       480,000
                      ---------------------------------------------------------------------------------------
      900,000           270,000        540,000        540,000        540,000        540,000       540,000
                      ---------------------------------------------------------------------------------------
     1,000,000          300,000        600,000        600,000        600,000        600,000       600,000
                      ---------------------------------------------------------------------------------------
     1,500,000          450,000        900,000        900,000        900,000        900,000       900,000
                      ---------------------------------------------------------------------------------------
     2,000,000          600,000       1,200,000      1,200,000      1,200,000      1,200,000     1,200,000
                      ---------------------------------------------------------------------------------------
     3,000,000          900,000       1,800,000      1,800,000      1,800,000      1,800,000     1,800,000
-------------------------------------------------------------------------------------------------------------


Item 7.  Certain Relationships and Related Transactions.

The NASD

Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under the Delegation Plan. Although Nasdaq has initiated the process with the SEC for Exchange Registration, Exchange Registration is not expected to occur until later this year. As a result, prior to Exchange Registration, Nasdaq will continue to operate under the Delegation Plan, under which the NASD has delegated responsibility for market operation functions to Nasdaq. Though Nasdaq exercises primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to delegated authority by the NASD are subject to review, ratification, or rejection by the NASD Board. As long as the Delegation Plan remains in effect, the NASD Board will continue to have authority over Nasdaq. The current structure will continue until Nasdaq is reconstituted as a self-regulatory organization, which will become effective upon Exchange Registration.

Currently, Mr. Zarb is Chairman of the NASD Board and Messrs. Baldwin, Baxter, Markese, Pasternak, Pottruck, Rock, Romano, and Sodhani are members of the NASD Board as well as members of the Nasdaq Board. Effective as of September 13, 2001, Messrs. Baxter and Pasternak will no longer serve on the NASD Board.

In June 2000, in connection with the Restructuring, the NASD separated Amex from The Nasdaq-Amex Market Group, Inc., a holding company of the NASD that also held Nasdaq, and then merged The Nasdaq-Amex Market Group, Inc., with and into Nasdaq. Following this merger, Nasdaq effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock, all of which were initially owned by the NASD.

On June 28, 2000, the NASD and Nasdaq entered into a Separation and Common Services Agreement pursuant to which the NASD continues to provide Nasdaq certain administrative, corporate, and infrastructure services that were provided by the NASD to Nasdaq prior to June 28, 2000, including cash management and other financial services, real estate, legal, human resources, surveillance and other regulatory services, information services and corporate and administrative services. Nasdaq pays to the NASD the cost of any services provided, including the incidental expenses associated with such services. Nasdaq expects the cost of the services provided by the NASD to be approximately $9 million per year under this agreement. Under the Separation and Common Services Agreement, Nasdaq has also agreed to provide the NASD the access to Nasdaq technology that the NASD requires to satisfy its obligations to Amex under the transaction agreement the NASD entered into in connection with the 1998 acquisition of the assets of Amex, for so long as such obligations may continue. Additionally, Nasdaq has agreed to continue to provide all services it provided to Amex as of June 28, 2000, for so long as such obligations may continue. The NASD reimburses Nasdaq for the cost of rendering such services and access to Amex. The Separation and Common Services Agreement continues until December 31, 2001 and will automatically renew until December 31, 2002 in the event it is not superceded by another separation and services agreement between the NASD and Nasdaq.

On June 28, 2000, Nasdaq and NASDR, a wholly-owned subsidiary of the NASD, entered into a Regulatory Services Agreement pursuant to which NASDR or its subsidiaries will provide regulatory services to Nasdaq and its subsidiaries commencing upon the effectiveness of Exchange Registration. The term of the Regulatory Services Agreement is 10 years. The services will be of the same type and scope as are provided by NASDR to Nasdaq under the Delegation Plan and will include (i) the provision of services to Nasdaq's market participants, including registration and education services, (ii) surveillance and investigation services, (iii) formal disciplinary proceedings and (iv) dispute resolution services. Under the Regulatory Services Agreement, each of the services is to be provided on a function-by-function basis. Each service is to be provided for a minimum of five years, after which time the parties may determine to terminate the provision by NASDR of a particular service. The termination of a particular service will generally be based upon a review of pricing and the need for such services. Nasdaq will pay to NASDR the cost of any services provided plus a fair market mark-up. Nasdaq expects the cost of these services provided by the NASDR to be approximately $90 million per year. The Regulatory Services Agreement also provides for Nasdaq's access to certain NASDR software that has been or will be developed for Nasdaq.

Nasdaq pays the NASD and certain of its subsidiaries for the use of approximately 298,000 square feet of office space. Nasdaq pays approximately $14.3 million in the aggregate per year to the NASD for the use of this space.

On May 3, 2001, Nasdaq repurchased 18,461,538 shares of Common Stock from the NASD for $13 per share or an aggregate purchase price of $239,999,994. This price was determined following discussions between members of management of Nasdaq and members of management of the NASD and is the same price at which shares of Common Stock were sold in January 2001 Phase II. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

Hellman & Friedman

On May 3, 2001, Nasdaq issued and sold $240 million in aggregate principal amount of the Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are convertible at any time into an aggregate of 12 million shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8% of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the 5% voting limitation in the Certificate of Incorporation. In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing 5% limitation for any person pursuant to the Certificate of Incorporation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Nasdaq has elected F. Warren Hellman as a director of Nasdaq pursuant to the foregoing provision. Arthur Rock, a member of the Nasdaq Board of Directors, is an indirect limited partner of Hellman & Friedman.

Directors and Officers

Mr. Romano, a member of the Nasdaq Board, is the President and majority stockholder of Romano Brothers & Co., a securities firm registered with the NASD. As a member of the NASD, Romano Brothers & Co. participated in the Restructuring through the purchase of 20,000 shares of Common Stock and 300 warrants to purchase an aggregate of 1,200 shares of Common Stock for an aggregate purchase price of $263,300.

Certain officers of Nasdaq were awarded restricted shares of Nasdaq Japan common stock or options to purchase shares of Nasdaq Japan common stock. See "Item 4. Security Ownership of Certain Beneficial Owners and
Management" and "Item 1. Business--Nasdaq's Strategic Initiatives--Pursuing Global Market Expansion--Nasdaq Japan."

In connection with Nasdaq's Equity Incentive Plan, officers of Nasdaq received awards of options to purchase shares of Common Stock and/or restricted shares of Common Stock. See "Item 9. Market Price of and Dividends on Registrants' Common Equity and Related Stockholder Matters." Directors and officers may receive equity-based awards in the future. In connection with Nasdaq's Employee Stock Purchase Plan, employees (including employees who are directors) have the opportunity to purchase shares of Common Stock.

Item 8.  Legal Proceedings.

Nasdaq is not currently a party to any litigation that it believes could have a material adverse effect on its business, financial condition, or operating results. However, from time to time, Nasdaq has been threatened with, or named as a defendant, in lawsuits.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

No established public trading market exists for the Common Stock.

As of June 30, 2001, there were outstanding options to purchase an aggregate of 9,012,780 shares of Common Stock and 530,350 shares of restricted Common Stock that were granted to officers and employees of Nasdaq and its subsidiaries. In addition, there are currently outstanding warrants to purchase 43,227,176 shares of Common Stock that were issued in the Restructuring. The shares underlying the warrants are all issued and outstanding and held by the NASD. The Subordinated Debentures will be convertible at any time prior to their maturity for an aggregate of 12 million shares of Common Stock, subject to adjustment.

All 76,995,171 shares of Common Stock beneficially owned by the NASD as of July 31, 2001 are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein and other contractual limitations. In aggregate, Nasdaq has agreed to register, subject to certain terms and conditions, the shares of Common Stock underlying the Subordinated Debentures currently held by Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12 million shares of Common Stock, subject to adjustment.

As of April 17, 2001, Nasdaq had approximately 1,878 holders of record of its Common Stock.

Nasdaq does not pay, and does not anticipate paying in the foreseeable future, any cash dividends on its common equity.

Item 10. Recent Sales of Unregistered Securities.

In Phase I, on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock at $11.00 per share for an aggregate consideration of $260,301,206 to investors consisting of NASD members, Nasdaq market participants, issuers with securities listed on Nasdaq, and other strategic partners. In Phase II, on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock at $13.00 per share for an aggregate consideration of $65,374,361 to investors consisting of NASD members, issuers with securities listed on Nasdaq, institutional investment firms and providers of technology services to Nasdaq. The number of shares of Common Stock offered in both Phases I and II to each category of investor was based upon a variety of factors, including the offeree's contributions to Nasdaq's growth. The shares of Common Stock sold by Nasdaq in Phase I and Phase II were issued to "accredited investors" in private transactions exempt under Regulation D of the Securities Act. See "Item 1. Business---The Restructuring."

On May 3, 2001, Nasdaq issued and sold $240 million in aggregate principal amount of its Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12 million shares of Common Stock, reflecting a conversion price of $20.00 per share, subject to adjustment. Hellman & Friedman owns approximately 9.8% of Nasdaq on an as-converted basis. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. The Subordinated Debentures were sold in a private transaction pursuant to Section 4(2) of the Securities Act, which exempts sales of securities that do not involve a public offering.

As of June 30, 2001, there was outstanding options to purchase an aggregate of 9,012,780 shares of Common Stock granted by Nasdaq to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. In addition, as of June 30, 2001, there was outstanding an aggregate of 530,350 shares of restricted Common Stock awarded by Nasdaq to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. Nasdaq has approved a maximum of 500,000 shares of Common Stock for sale pursuant to its Employee Stock Purchase Plan for each of the offering periods ending June 29, 2001 and December 31, 2001. All the foregoing grants of options and restricted Common Stock and sales of shares of Common Stock were made, or will be made, pursuant to Rule 701 under the Securities Act, which exempts issuances of securities under certain written compensatory employee benefit plans.

Item 11. Description of Registrant's Securities to be Registered.

General

The authorized capital stock of Nasdaq consists of 300,000,000 shares of Common Stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. As of July 31, 2001, there were 110,761,355 shares of Common Stock outstanding, which includes 530,350 shares of restricted Common Stock awarded to officers and employees of Nasdaq, and no shares of preferred stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock will be unable to exercise voting rights in respect of any shares in excess of 5% of the then outstanding shares of Common Stock. At any meeting of the stockholders of Nasdaq, a majority of the shares of Common Stock in respect of which voting rights can be exercised will constitute a quorum for such meeting. In response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any member of Nasdaq or a person associated with such member from beneficially owning more than 5% of the outstanding shares of Common Stock.

Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit holders of the Subordinated Debentures to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the 5% voting limitation. Under the Certificate of Incorporation, Nasdaq's Board may waive the application of the 5% voting limitation to persons other than brokers, dealers, their affiliates, and persons subject to statutory disqualification under Section 3(a)(39) of the Exchange Act. In the event that the Nasdaq Board approves an exemption from the five percent voting limitation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq has agreed to grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Nasdaq Board out of funds legally available for them. In the event of liquidation, dissolution, or winding up of Nasdaq, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

The Nasdaq Board may provide by resolution for the issuance of preferred stock, in one or more series, and to fix the powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund provisions, if any, and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the Common Stock and could adversely affect the voting and other rights of the holders of Common Stock.

Certain Provisions of the Certificate of Incorporation and By-Laws

Some provisions of the Certificate of Incorporation and By-Laws, which provisions are summarized above and in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

The Nasdaq Board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of the Nasdaq Board will be elected each year. These provisions, when coupled with the provision limiting the voting rights of certain persons, other than the NASD, and the provision authorizing the Nasdaq Board to fill vacant directorships or increase the size of the Nasdaq Board, may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the Nasdaq Board by filling the vacancies created by such removal with its own nominees. In addition, stockholders of Nasdaq can only remove directors for cause with an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of Nasdaq eligible to vote for directors.

Frank E. Baxter, Michael W. Clark, William S. Cohen, Kenneth D. Pasternak, Hardwick Simmons and Arvind Sodhani serve as Class 1 directors whose terms expire at the 2004 annual meeting of stockholders; Dr. Josef Ackermann, H. Furlong Baldwin, F. Warren Hellman, Richard C. Romano, Sir Martin Sorrell, and Frank G. Zarb serve as Class 2 directors whose terms expire at the 2002 annual meeting of stockholders and; Michael Casey, John D. Markese, E. Stanley O'Neal, Vikram S. Pandit, David S. Pottruck, and Arthur Rock serve as Class 3 directors whose terms expire at the 2003 annual meeting of stockholders.

Pursuant to the Certificate of Incorporation and the By-Laws, the Nasdaq Board, at its discretion, is authorized to fix the number of directors constituting the Nasdaq Board. The number of voting directors on the Nasdaq Board is currently fixed at 18.

Pursuant to the By-Laws, the number of Non-Industry Directors (as defined below), including at least one Public Director (as defined below) and at least two representatives of Nasdaq-listed companies (an "Issuer Representative"), is required to equal or exceed the number of Industry Directors (as defined below), unless the Nasdaq Board consists of 9 or fewer directors. In such case only one director is required to be an Issuer Representative.

If a director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, Nasdaq's Nominating Committee will nominate, and the Nasdaq Board will elect by majority vote, a person satisfying the classification (Industry, Non-Industry, or Public Director), if applicable, for the directorship to fill such vacancy, except that if the remaining term is not more than six months, no replacement is required.

The following is a general description of Nasdaq's director classifications:

         o Industry Director means a Director (excluding any two officers of Nasdaq, selected at the sole discretion of the Nasdaq Board, amongst those officers who may be serving as directors (the "Staff Directors")) who (i) has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of the broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the director or member or 20% or more of the gross revenues received by the director's or member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the director or 20% or more of the gross revenues received by the director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the NASD, NASDR, Nasdaq, or Amex or has had any such relationship or provided such services at any time within the prior three years.

         o Non-Industry Director means a Director (excluding the Staff Directors) who is (i) a Public Director; (ii) an officer or employee of an issuer of securities listed on The Nasdaq Stock Market, or traded in the over-the-counter market; or
              (iii) any other individual who would not be an Industry
              Director.

         o Public Director means a Director who has no material business relationship with a broker or dealer, the NASD, NASDR, or Nasdaq.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

The By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at Nasdaq's principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and not later than the later of 90 days prior to the meeting and the close of business on the 10th day following the date on which notice of the date of the annual meeting was first made public. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and later than the later of 90 days prior to the meeting and the close of business on the 10th day following the day on which public disclosure of the date of the special meeting and Nasdaq's nominees was first made. In addition, the By-Laws specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

The Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. Delaware law vests the board of directors of a Delaware corporation with the authority to call special meetings of stockholders and permits the corporation to authorize in its certificate of incorporation or by-laws other persons to also have such authority. The Certificate of Incorporation and By-Laws do not vest any other persons with such authority.

Amendments; Supermajority Vote Requirements

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. The Certificate of Incorporation imposes supermajority stockholder vote (66%) requirements in connection with stockholder amendments to the By-Laws and in connection with the amendment of certain provisions of the Certificate of Incorporation, including those provisions of the Certificate of Incorporation relating to the limitations on voting rights of certain persons, the classified board of directors, removal of directors, and prohibitions on stockholder action by written consent.

Authorized But Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult, or discourage an attempt to obtain control of Nasdaq by means of a proxy contest, tender offer, merger or otherwise.

Transfer Restrictions on Common Stock

The shares of Common Stock cannot be, directly or indirectly, offered, sold, gifted, pledged, assigned, transferred, or otherwise disposed of (each, for the purposes hereof, a "Transfer") except subject to all applicable laws and:

(1)      with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the date on which a registration statement filed with the SEC in connection with an initial public offering of shares of Common Stock is declared effective (the "Effective Date"), or (ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitation, the shares of Common Stock purchased upon exercise of any warrants, for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate. Any Transfer to a Majority Affiliate for consideration will require that the transferor deliver to Nasdaq, an opinion of the transferor's counsel to the effect that the Transfer of securities by the transferor to a Majority Affiliate
         (A) complies with the transfer restriction provisions set forth herein and (B) does not require registration under the Securities Act or registration or qualification under any applicable state securities laws. Any Transfer to a Majority Affiliate without consideration will require the transferor to make a written representation to Nasdaq that the Transfer complies with the provisions set forth in this section and was made without consideration.

The following terms are defined as set forth below:

         "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person.

         "Majority Affiliate" of any Person means an Affiliate of such
Person: (a) a majority of the voting stock or beneficial ownership of which is owned by such Person, or by any Person who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; (b) who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; and (c) any Majority Affiliate of any Affiliate described in clause (a) or clause (b) above.

         "Person" means any individual, company, limited liability company, corporation, trust, estate, association, nominee, or other entity.

Delaware Business Combination Statute

Nasdaq is organized under Delaware law.

Delaware law generally prohibits a publicly-held or widely-held corporation from engaging in a "business combination" with an "interested stockholder" for three years after the stockholder becomes an interested stockholder. An "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock. A "business combination" includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. However, Delaware law does not prohibit these business combinations if:

(1) before the stockholder becomes an interested stockholder the corporation's board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation's outstanding voting stock (excluding certain shares); or

(3) the corporation's board approves the business combination and the holders of at least two-thirds of the corporation's outstanding voting stock that the interested stockholder does not own authorize the business combination at a meeting of stockholders.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. The Certificate of Incorporation and By-Laws provide that Nasdaq shall indemnify its directors, officers, employees, and members of the Nasdaq Listing and Hearing Review Council to the fullest extent permitted by Delaware law. Nasdaq, in its discretion, may indemnify its agents to the fullest extent and under the circumstances permitted by the Delaware General Corporation Law. The directors and officers of Nasdaq are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by Nasdaq.

Item 13. Financial Statements and Supplementary Data.

The following table presents selected quarterly financial data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results. The consolidated financial statements are as set forth in the "Index to Consolidated Financial Statements" on page F-1.




                                                            Selected Quarterly Financial Data
                                               (in thousands, except earnings per share information)

                                      1st Qtr         2nd Qtr           3rd Qtr           4th Qtr
                                        1999            1999              1999             1999          Total 1999

Total revenues                        $133,860        $152,833          $169,136         $178,419         $634,248
Total expenses                          93,080         108,115           122,244          176,297          499,736
                                    ----------      ----------        ----------       ----------       ----------
Net operating income                    40,780          44,718            46,892            2,122          134,512
Interest income                          2,498           3,314             3,425            2,964           12,201
Interest expense                         (472)           (495)             (507)            (669)          (2,143)
Provision for income taxes            (16,456)        (20,483)          (19,332)          (2,150)         (58,421)
                                    ----------      ----------        ----------       ----------       ----------
Net income                             $26,350         $27,054           $30,478           $2,267          $86,149
                                    ----------      ----------        ----------       ----------       ----------
Basic and diluted earnings per share     $0.26           $0.27             $0.30            $0.02            $0.86
                                    ----------      ----------        ----------       ----------       ----------
Pro forma amounts assuming
     the accounting change
     is applied retroactively:
         Total revenues               $133,423        $145,468          $159,875         $168,497         $607,203
         Net income (loss)             $26,089         $22,650           $24,871         $(3,666)          $69,944
         Basic and diluted
           earnings (loss) per share     $0.26           $0.23             $0.25          $(0.04)            $0.70


                                      1st Qtr         2nd Qtr           3rd Qtr           4th Qtr
                                        2000            2000              2000             2000          Total 2000
                                   (Restated)       (Restated)        (Restated)       (Restated)       (Restated)
Total revenues                        $207,015        $211,504          $202,075         $212,117         $832,711
Total expenses                         131,224         139,753           161,409          204,305          636,691
                                    ----------      ----------        ----------       ----------       ----------
Net operating income                    75,791          71,751            40,666            7,812          196,020
Interest income                          2,200           3,205             5,727            8,979           20,111
Interest expense                         (483)           (476)             (718)            (453)          (2,130)
Provision for income taxes            (31,158)        (29,181)          (23,531)          (6,607)         (90,477)
Minority interests                          --              --                --              872              872
                                    ----------      ----------        ----------       ----------       ----------
Income before cumulative effect
     of change in accounting
     principle                          46,350          45,299            22,144           10,603          124,396
Cumulative effect of change in
     accounting principle            (101,090)              --                --               --        (101,090)
                                    ----------      ----------        ----------       ----------       ----------
Net income (loss)                    $(54,740)         $45,299           $22,144          $10,603          $23,306
                                    ==========      ==========        ==========       ==========       ==========
Basic and diluted earnings per
share:
     Before cumulative effect
      of change in accounting
      principle                          $0.46           $0.45             $0.18            $0.09            $1.11
     Cumulative effect of
      change in accounting
      principle                         (1.01)               -                 -                -           (0.90)
                                    ----------      ----------        ----------       ----------       ----------
     Net (loss)  income                $(0.55)           $0.45             $0.18            $0.09            $0.21
                                    ==========      ==========        ==========       ==========       ==========
Pro forma amounts assuming
   the accounting change is
   applied retroactively:

         Total revenues               $207,015             N/A               N/A              N/A         $832,711
         Net income                    $46,350             N/A               N/A              N/A         $124,396
         Basic and diluted
           earnings per share            $0.46             N/A               N/A              N/A            $1.11


                                    1st Qtr           2nd Qtr
                                      2001              2001

Total revenues                      $222,767          $221,306
Total expenses                       180,673           188,573
                                   ---------          ---------
Net operating income                  42,094            32,733
Interest income                        6,170             3,807
Interest expense                        (480)           (1,970)
Provision for income taxes           (21,808)          (16,753)
Minority interests                       217             1,765
                                   ---------          ---------
Net income                         $  26,193          $ 19,582
                                   =========          =========
Basic earnings per share               $0.21             $0.17
                                   =========          =========
Diluted earnings per share             $0.21             $0.16
                                   =========          =========

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) List separately all financial statements filed.

See "Index to Consolidated Financial Statements."

(b) Exhibits.

Exhibit
Number

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2 - Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.(^)

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, effective as of December 29, 2000.(+)

10.18.1 Letter Agreement, dated July 22, 2001, among Frank G. Zarb, the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11       Statement regarding computation of per share earnings
         (incorporated herein by reference to "Item 2. Financial
         Information" of this Form 10).

12       Computations of Ratios (not applicable).

21.1     List of all subsidiaries.(+)

---------------------

* Confidential treatment has been requested from the U.S. Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration Statement on Form 10 (file number 000-32651) filed on April 30, 2001.

(^) Previously filed with The Nasdaq Stock Market, Inc.'s Amendment No. 1 to Registration Statement on Form 10 (file number 000-32651) filed on May 14, 2001.




                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THE NASDAQ STOCK MARKET, INC.



                                          By: /s/Edward S. Knight
                                             ---------------------------------
                                          Name:    Edward S. Knight
                                          Title:   Executive Vice President
                                                   and General Counsel

Date: August 31, 2001




                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following consolidated financial statements of The Nasdaq Stock Market, Inc. and its subsidiaries are presented herein on the page indicated:

Report of Independent Auditors...........................................F-2

Consolidated Balance Sheets..............................................F-3

Consolidated Statements of Income........................................F-5

Consolidated Statements of Changes in Stockholders' Equity...............F-7

Consolidated Statements of Cash Flows....................................F-8

Notes to Consolidated Financial Statements...............................F-9

Unaudited Condensed Consolidated Financial Statements...................F-27

Unaudited Condensed Consolidated Balance Sheets.........................F-27

Unaudited Condensed Consolidated Statements of Income...................F-29

Unaudited Condensed Consolidated Statements of Cash Flows...............F-30

Notes to Unaudited Condensed Consolidated Financial Statements..........F-32




                       REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Nasdaq Stock Market, Inc.

We have audited the accompanying consolidated balance sheets of The Nasdaq Stock Market, Inc. ("Nasdaq") (a majority owned subsidiary of the National Association of Securities Dealers, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of Nasdaq's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Nasdaq Stock Market, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2000, Nasdaq changed its method of accounting for certain issuer services revenues. Also as discussed in Note 3, effective January 1, 1999, Nasdaq adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

                                                        Ernst & Young LLP

New York, NY
January 26, 2001, except for Note 4, as
       to which the date is August 17, 2001




                       The Nasdaq Stock Market, Inc.

                        Consolidated Balance Sheets
                    (In thousands, except share amounts)

                                                                         December 31,
                                                                -------------------------------
                                                                     2000            1999
                                                                -------------------------------
                                                                   (Restated)
Assets
Current assets:
    Cash and cash equivalents                                   $     262,257   $      10,598
    Investments:
       Available-for-sale, at fair value                              232,090         153,566
       Held-to-maturity, at amortized cost                             21,967          10,697
    Receivables, net                                                  172,660         112,403
    Receivables from related parties                                    8,250           7,168
    Deferred tax asset                                                 32,367           5,213
    Other current assets                                               14,869          12,701
                                                                -------------------------------
Total current assets                                                  744,460         312,346

Investments:
    Held-to-maturity, at amortized cost                                 6,612          17,720
Property and equipment:
    Land, buildings and improvements                                   80,727          56,173
    Data processing equipment and software                            370,066         246,999
    Furniture, equipment and leasehold improvements                   134,638         101,658
                                                                -------------------------------
                                                                      585,431         404,830
    Less accumulated depreciation and amortization                   (252,380)       (192,719)
                                                                -------------------------------
Total property and equipment, net                                     333,051         212,111

Investment in warrants, at cost                                             -          33,480
Non-current deferred tax asset                                         61,257
Other assets                                                           25,753           2,597
                                                                -------------------------------
Total assets                                                    $   1,171,133   $     578,254
                                                                ===============================

See accompanying notes to consolidated financial statements.




                       The Nasdaq Stock Market, Inc.

                  Consolidated Balance Sheets (continued)
                    (In thousands, except share amounts)

                                                         December 31,
                                                    2000              1999
                                              ------------------------------------
                                                 (Restated)
Liabilities
Current liabilities:
   Accounts payable and accrued expenses      $      117,867    $       68,585
   Accrued personnel costs                            37,273            30,505
   Deferred revenue                                   66,178                 -
   Other accrued liabilities                          35,374            27,626
   Due to banks                                       13,876             8,819
   Payables to related parties                        19,158            11,742
                                              ------------------------------------
Total current liabilities                            289,726           147,277


Long-term debt                                        25,000            25,000
Accrued pension costs                                 10,390             7,073
Non-current deferred tax liability,  net              32,116            10,928
Deferred revenue non-current                         138,166                 -
Deferred revenue, investment in warrants, at               -            33,480
   cost
Other liabilities                                     15,033             2,484
                                              ------------------------------------
Total long-term liabilities                          220,705            78,965


Total liabilities                                    510,431           226,242

Minority interests                                    15,543                 -

Stockholders' Equity
Common stock, $.01 par value, 300,000,000
   authorized, shares issued and
   outstanding: 123,663,746 in 2000 and
   100,000,000 in 1999                                 1,237             1,000
Additional paid-in capital                           273,387               149
Unrealized gains on available-for-sale
   investments, net of tax                               321             1,742
Foreign currency translation                          (2,213)                -
Retained earnings                                    372,427           349,121
                                              ------------------------------------
Total stockholders' equity                           645,159           352,012
                                              ------------------------------------
Total liabilities, minority interest and
   stockholders' equity                       $    1,171,133    $      578,254
                                              ====================================


See accompanying notes to consolidated financial statements.





                       The Nasdaq Stock Market, Inc.

                     Consolidated Statements of Income
                    (In thousands, except share amounts)

                                            Years ended December 31,
                                                2000              1999              1998
                                         -------------------------------------------------------
                                             (Restated)
Revenues
Transaction services                     $     395,123      $     283,652     $      160,506
Market information services                    258,251            186,543            152,665
Issuer services                                149,297            163,425            137,344
Other                                           30,040                628                308
                                         -------------------------------------------------------
   Total revenues                              832,711            634,248            450,823
                                         -------------------------------------------------------

Expenses
Compensation and benefits                      137,284             98,129             78,565
Marketing and advertising                       45,908             62,790             42,483
Depreciation and amortization                   65,645             43,696             34,984
Professional and contract services              61,483             35,282             35,127
Computer operations and data
   communications                              138,228            100,493             72,111
Travel, meetings and training                   12,113             10,230              7,750
Occupancy                                       14,766              6,591              5,354
Publications, supplies and postage               7,181              4,670              5,208
Other                                           25,561             22,666             14,742
                                         -------------------------------------------------------
   Total direct expenses                       508,169            384,547            296,324
                                         -------------------------------------------------------

Support cost from related parties, net         128,522            115,189            100,841
                                         -------------------------------------------------------
   Total expenses                              636,691            499,736            397,165
                                         -------------------------------------------------------

Net operating income                           196,020            134,512             53,658
Interest income                                 20,111             12,201              9,269
Interest expense                                (2,130)            (2,143)            (1,962)
Provision for income taxes                     (90,477)           (58,421)           (26,010)
Minority interests                                 872                  -                  -
                                         -------------------------------------------------------
Income before cumulative effect of
   change in accounting principle              124,396             86,149             34,955
                                         -------------------------------------------------------
Cumulative effect of change in
   accounting principle, net of taxes
   of $67,956 (Note 4)                        (101,090)                 -                 -
                                         -------------------------------------------------------
Net income                               $      23,306      $      86,149     $       34,955
                                         =======================================================

Basic and diluted earnings per share:
    Before cumulative effect of change
      in accounting principle                  $1.11              $0.86             $0.35
                                         -------------------------------------------------------
    Cumulative effect of change in
      accounting principle                     (0.90)               -                 -
                                         -------------------------------------------------------
    Net income                                 $0.21              $0.86             $0.35
                                         =======================================================





                       The Nasdaq Stock Market, Inc.

               Consolidated Statements of Income (continued)
                    (In thousands, except share amounts)

Pro forma amounts assuming the                $124,396           $69,944           $31,332
   accounting change is applied
   retroactively:
         Net income
                                         =======================================================
         Basic and diluted earnings              $1.11             $0.70             $0.31
            per share                    =======================================================


See accompanying notes to consolidated financial statements.





                                                      The Nasdaq Stock Market, Inc.

                                        Consolidated Statements of Changes in Stockholders' Equity
                                                     (In thousands, except share amounts)

                                              Number of                                                   Accumulated
                                               Common                          Additional                   Other
                                               Shares          Common           Paid in        Retained  Comprehensive
                                            Outstanding 1      Stock 1          Capital 1      Earnings   Income (Loss)      Total
                                           ---------------------------------------------------------------------------------------


Balance, January 1, 1998                       100,000,000   $      1,000  $      149    $    228,017             -    $   229,166
    Net income                                           -              -           -          34,955             -         34,955
    Unrealized gains on
      available-for-sale investments,
      net of tax of $1,088                               -           -              -               -    $    2,020          2,020
                                                                                                                      -------------
    Comprehensive income                                 -           -              -               -             -         36,975
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1998                     100,000,000       1,000            149         262,972         2,020        266,141
    Net income                                           -           -              -          86,149             -         86,149
    Unrealized losses on
      available-for-sale investments,
      net of tax of $(149)                               -           -              -               -          (278)          (278)
                                                                                                                      -------------
    Comprehensive income                                 -           -              -               -             -         85,871
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1999                     100,000,000       1,000            149         349,121         1,742        352,012
    Net income                                           -           -              -          23,306             -          23,306
    Unrealized losses on
      available-for-sale investments,
      net of tax of $(765)                               -           -              -               -        (1,421)        (1,421)
    Foreign currency translation, net
      of minority interests of
      $(1,185)                                           -           -              -               -        (2,213)        (2,213)
                                                                                                                      -------------
    Comprehensive income                                 -           -              -               -             -         19,672
    Capital contribution                                 -           -         30,000               -             -         30,000
    Minority interest resulting from
      original share of equity in Nasdaq
      Europe Planning Company Limited                    -           -        (17,600)              -             -        (17,600)
    Adjustment to carrying amount of
      investment in Nasdaq Japan due to
      its private placement                              -           -          7,784               -             -          7,784
     Net proceeds from Phase I offering         23,663,746         237        253,054               -             -        253,291
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 2000 (Restated)          123,663,746   $   1,237   $    273,387    $    372,427    $   (1,892)  $    645,159
                                           ========================================================================================


See accompanying notes to consolidated financial statements.


--------------------
1 Gives effect to the June 28, 2000 49,999-for-one stock dividend of the shares of Common Stock for years December 31, 1998 and 1999.





                               The Nasdaq Stock Market, Inc.

                            Consolidated Statements of Cash Flows
                                        (In thousands)

                                                             Years ended December 31,
                                                      2000              1999             1998
                                                -----------------------------------------------------
                                                     (Restated)
Cash flow from operating activities
Cash received from customers                    $     713,408     $     527,946    $   400,918
Cash paid to suppliers and employees                 (281,601)         (248,173)      (212,006)
Cash paid to related parties, net                    (122,188)         (104,761)      (109,563)
Income taxes paid                                    (101,171)          (49,992)       (24,131)
Interest received, net                                 19,624            10,320          7,699
Other                                                  21,248              (715)        (6,194)
                                                -----------------------------------------------------
Cash provided by operating activities                 249,320           134,625         56,723
Cash flow from investing activities
Proceeds from redemptions of
   available-for-sale investments                     154,931           107,328              -
Purchases of available-for-sale investments          (237,241)         (131,291)             -
Proceeds from maturities of held-to-maturity
   investments                                         10,811            30,743        100,845
Purchases of held-to-maturity investments             (10,973)          (30,990)      (129,624)
Acquisition, net of cash acquired                     (16,979)                -              -
Purchases of property and equipment                  (189,666)         (110,489)       (39,729)
Proceeds from sales of property and equipment           3,108             4,042         10,358
                                                -----------------------------------------------------
Cash used in investing activities                    (286,009)         (130,657)       (58,150)
Cash flow from financing activities
Increase in due to banks                                5,057             3,876            156
Proceeds from Phase I private placement
   offering                                           253,291                 -              -
Contributions from minority shareholders               30,000                 -              -
                                                -----------------------------------------------------
Cash provided by financing activities                 288,348             3,876            156
Increase (decrease) in cash and cash
   equivalents                                        251,659             7,844         (1,271)
Cash and cash equivalents at beginning of
   period                                              10,598             2,754          4,025
                                                -----------------------------------------------------
Cash and cash equivalents at end of period      $     262,257     $      10,598    $     2,754
                                                =====================================================

Reconciliation of net income to cash provided
   by operating activities
Net income                                      $      23,306     $      86,149    $    34,955
Non-cash items included in net income:
    Cumulative effect of change in accounting
      principle, net of taxes                         101,090                 -              -
    Depreciation and amortization                      65,645            43,696         34,984
    Stock-based compensation                            3,788                 -              -
    Other non-cash items included in net income         3,132                 -              -
    Minority interests                                   (872)                -              -
   Net change in:
      Receivables, net                                (59,885)          (39,897)       (18,762)
      Receivables from related parties                 (1,082)            2,497         (6,670)
      Other current assets                             (2,168)           (6,521)          (380)
      Deferred tax asset                              (83,344)           (1,316)             -
      Other assets                                     (6,690)            4,866         (4,688)
      Accounts payable and accrued expenses            49,256            18,815          7,607
      Accrued personnel costs                           6,685             9,660          3,966
      Deferred revenue                                103,254             1,413          2,758
      Accrued liabilities                               7,643             2,569          9,545
      Payables to related parties                       7,416             7,931         (2,052)
      Accrued pension costs                             3,317             2,507         (3,414)
      Non-current deferred tax liability, net          16,280             2,770              -
      Other liabilities                                12,549              (514)        (1,126)
                                                -----------------------------------------------------
Cash provided by operating activities           $     249,320     $     134,625    $    56,723
                                                =====================================================

 See accompanying notes to consolidated financial statements.




                       The Nasdaq Stock Market, Inc.
               Notes to the Consolidated Financial Statements


1.   Organization and Nature of Operations

The Nasdaq Stock Market, Inc. ("Nasdaq") is the parent company of Nasdaq Global Holdings ("Nasdaq Global"); Quadsan Enterprises, Inc.; Nasdaq Tools, Inc.; Nasdaq Financial Products Services, Inc. (formerly Nasdaq Investment Product Services, Inc.); and Nasdaq International Market Initiatives, Inc.; collectively referred to as Nasdaq. These entities are wholly-owned by Nasdaq. Nasdaq is a majority owned subsidiary of the National Association of Securities Dealers, Inc. (the "NASD").

At a special meeting of the NASD members held on April 14, 2000, more than a majority of NASD members approved a plan to broaden the ownership in Nasdaq through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) Common Stock and warrants to purchase shares of Common Stock owned by the NASD (the "Restructuring"), to all NASD members, Nasdaq issuers and institutional investor firms. The Restructuring is intended, among other things, to strategically realign the ownership of Nasdaq, minimize potential conflicts of interest between Nasdaq and NASDR and allow Nasdaq to respond to current and future competitive challenges caused by technological advances and the increasing globalization of financial markets.

In connection with the first phase ("Phase I") of the Restructuring, (1) the NASD separated the American Stock Exchange LLC ("Amex") from The Nasdaq-Amex Market Group, Inc. ("Market Group"), a holding company which was a subsidiary of the NASD; (2) Market Group was then merged with and into Nasdaq; (3) Nasdaq then effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock outstanding (all of which were initially owned by the NASD); and (4) Nasdaq authorized the issuance of an additional 30.9 million in new shares to be offered for sale by Nasdaq. All share and per share amounts have been retroactively adjusted to reflect the June 28, 2000 49,999-for-one stock dividend.

Phase I of the Restructuring closed on June 28, 2000 with Nasdaq selling
23.7 million of its newly issued shares, yielding net proceeds of approximately $253.3 million. As of December 31, 2000, the NASD owned approximately 81% of Nasdaq. During Phase I of the Restructuring, the NASD sold warrants to purchase shares of Nasdaq Common Stock, which if fully exercised, would decrease the NASD's ownership to approximately 60%. The second phase ("Phase II") of the Restructuring closed on January 18, 2001 (see note 15).

Nasdaq operates in one segment as defined in the Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). Nasdaq uses a multiple market maker system to operate an electronic, screen-based equity market. Nasdaq's principal business products are price discovery and trading services, listing of issues, and the sale of related data and information. The majority of this business is transacted with listed companies, market data vendors and firms in the broker-dealer industry within the United States.

Nasdaq Global, which is incorporated in Switzerland, is the holding company for Nasdaq's investments in Nasdaq Europe Planning Company Limited, IndigoMarkets (sm) Ltd. ("IndigoMarkets") and Nasdaq Japan, Inc. ("Nasdaq Japan") in which it has 56.0%, 55.0% and 39.2% interests, respectively, as of December 31, 2000. Quadsan Enterprises, Inc. is a Delaware Investment Holding Company that provides investment management services for Nasdaq. Nasdaq Financial Products Services, Inc. is the sponsor of the Nasdaq-100 Trust. Nasdaq International Market Initiatives, Inc. offers a variety of consulting services to assist emerging and established securities markets around the world with both technology applications and regulation. Nasdaq Tools, Inc. provides software products and services related to the broker-dealer industry to be used in conjunction with the Nasdaq Workstation II software.

2.   Significant Transactions

The NASD formed a joint venture, Nasdaq Europe Planning Company Limited, in February 2000 with SOFTBANK Corp. of Japan, Vivendi, and Epartners, whereby each partner contributed $10 million in cash. The NASD contributed $10 million cash, licensing of its brand and provided technology expertise and management leadership in exchange for a 56% interest in this venture. As part of the Restructuring, the NASD's ownership interest in Nasdaq Europe Planning Company Limited was transferred to Nasdaq Global.

Nasdaq Europe Planning Company Limited was treated as a consolidated entity in Nasdaq and the NASD financial statements.

2.   Significant Transactions (continued)

On March 7, 2000, Nasdaq acquired Financial Systemware, Inc. (now known as Nasdaq Tools), a company that develops and markets a set of software utilities that can be loaded on a Nasdaq Workstation II terminal to enhance the features and functionalities of the Nasdaq Workstation II software. This acquisition has been accounted for using the purchase method of accounting, and accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The results of operations of Nasdaq Tools are included in the consolidated statements of income and stockholders' equity from the acquisition date. Periods prior to the acquisition date are not included in the consolidated statements of income and stockholders' equity.

Upon closing of the transaction, Nasdaq acquired 100% of Financial Systemware's issued and outstanding stock for $7.3 million. Goodwill of $6.5 million recorded as a result of the acquisition is being amortized on a straight-line basis over five years. Additionally, the Nasdaq Tools principals, the sellers, will collectively be paid $25.0 million. Of this amount, $10.0 million was paid upon closing and is being recognized as expense on a straight-line basis over five years. Five cash payments of $3.0 million each will be paid over the five years following closing, contingent upon the continued employment and development efforts of the Nasdaq Tools principals. The unamortized goodwill and other intangible assets related to the acquisition of Nasdaq Tools are $5.4 million and $8.3 million, respectively, as of December 31, 2000 and are included in other assets in the consolidated balance sheets.

In May 2000, IndigoMarkets was established for the purpose of creating market systems for Nasdaq global markets, including Nasdaq Japan.

In 1999, the NASD contributed approximately $2.6 million for its initial 50% interest in Nasdaq Japan. After granting a restricted stock award of 4% of its shares, the NASD transferred its remaining 46% interest to Nasdaq Global. Nasdaq accounts for its investment in Nasdaq Japan under the equity method of accounting, and reduced the carrying value of its investment to zero as a result of recording its share of the operating losses incurred by Nasdaq Japan.

In October 2000, Nasdaq Japan sold an approximate 15% stake for approximately $48 million to a group of 13 major Japanese, U.S. and European brokerages, thereby reducing Nasdaq Global's interest from 46% to approximately 39%. As a result of the private placement, Nasdaq adjusted the carrying value of its investment, through stockholders' equity, to reflect its adjusted share of the book value of Nasdaq Japan. As of December 31, 2000, the carrying value of Nasdaq Global's investment in Nasdaq Japan was approximately $8 million.

3.   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nasdaq and its majority owned subsidiaries. All non-majority owned investments are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand cash and all non-restricted investments purchased with a remaining maturity of three months or less at the time of purchase. Such investments included in cash and cash equivalents in the consolidated balance sheets were $218.5 million and $7.1 million at December 31, 2000 and 1999, respectively.

3.   Summary of Significant Accounting Policies (continued)

Investments

Under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of investments at the time of purchase. Investments for which Nasdaq does not have the intent or ability to hold to maturity are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments for which Nasdaq has the intent and ability to hold to maturity are classified as "held-to-maturity" and are carried at amortized cost. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts, which are included in interest income. Realized gains and losses on sales of securities are included in earnings using the specific identification method.

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Receivables, Net

Nasdaq's receivables are concentrated with NASD member firms, market data vendors and Nasdaq issuers. Receivables are shown net of reserves for uncollectable accounts. Reserves are calculated based on the age and source of the underlying receivable and are tied to past collections experience. Total reserves netted against receivables in the consolidated balance sheets were $5.4 million and $3.0 million at December 31, 2000 and 1999, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of future lease payments. Depreciation and amortization are provided on the straight-line method. Estimated useful lives generally range from 10 years to 40 years for buildings and improvements, 2 years to 5 years for data processing equipment and software, and 5 years to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the improvement or the term of the applicable lease.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, such as obsolescence, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down were required, Nasdaq would prepare a discounted cash flow analysis to determine the amount of the write-down.

Revenue Recognition

Market information services revenues are based on the number of presentation devices in service and quotes delivered through those devices. These revenues are recorded net of amounts due under revenue sharing arrangements with market participants. Market information services revenues are recognized in the month that information is provided. Transaction services revenues are variable based on service volumes and are recognized as transactions occur. Issuer annual listing services revenues are recognized ratably over the following 12-month period. For 1999 and 1998, issuer initial listing fees were recognized in the month listing occurred and issuer additional share fees were recognized in the period the incremental shares were issued. Effective January 1, 2000, the accounting for these fees changed as described in Note 4.

Deferred Revenue

Deferred revenues represent cash received and billed receivables, which are unearned, until services are provided.

3.   Summary of Significant Accounting Policies (continued)

Advertising Costs

Nasdaq expenses advertising costs, which included media advertising and production cost, in the periods in which the costs are incurred. Media advertising and production costs included as marketing and advertising in the consolidated statements of income totaled $35.3 million, $45.3 million and $36.2 million for 2000, 1999, and 1998, respectively.

Software Costs

Significant purchased application software, and operational software that is an integral part of computer hardware, are capitalized and amortized on the straight-line method over their estimated useful lives, generally two to five years. All other purchased software is charged to expense as incurred.

Nasdaq adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1999. The provisions of this SOP require certain costs incurred in connection with developing or obtaining internal use software to be capitalized. Unamortized capitalized software development costs of $37.8 million and $14.7 million as of December 31, 2000 and 1999, respectively, are carried in data processing equipment and software in the consolidated balance sheets. Amortization of costs capitalized under SOP 98-1 totaled $2.3 million and $0.5 million for 2000 and 1999 and is included in depreciation and amortization in the consolidated statements of income.

Income Taxes

Nasdaq and its subsidiaries are taxable entities. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average exchange rates during the year. Gains and losses on foreign currency translations are included in other expenses.

Minority Interests

Minority interests in the consolidated balance sheets represents the minority owners' share of equity as of the balance sheet date. Minority interests in the consolidated statements of income represent the minority owners' share of the income or loss of certain consolidated subsidiaries.

Classifications

Certain amounts for the prior years have been reclassified to conform with the 2000 presentation. In addition, the financial statements for the year ended December 31, 2000 have been restated for the change in accounting principle described in Note 4.

4.   Change in Accounting Principle

On August 17, 2001, Nasdaq concluded discussions with the SEC with respect to the implementation in its financial statements of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which became effective for SEC public reporting companies in the fourth quarter of 2000. Nasdaq became a SEC public reporting company on June 29, 2001, the effective date of this Registration Statement. As a result of the discussions with the SEC, Nasdaq changed its method of accounting for revenue recognition for certain components of its issuer services revenues. In accordance and consistent with generally accepted accounting principles, as SAB 101 was adopted effective the fourth quarter of 2000, the change in accounting principle has been applied as of January 1, 2000. In accordance with applicable accounting guidance prior to SAB 101, Nasdaq recognized revenues for issuer initial listing fees and listing of additional shares ("LAS") fees in the month the listing occurred or in the period additional shares were issued, respectively. Nasdaq now recognizes revenue related to initial listing fees and LAS fees on a straight line basis over estimated service periods, which are six and four years, respectively.

Nasdaq recognized a one-time cumulative effect of a change in accounting principle in the first quarter of 2000. This cumulative effect of a change in accounting principle decreased net income in the year ended December 31, 2000 by $101.1 million ($0.90 per share) resulting in net income of $23.3 million ($0.21 per share). The adjustment to December 31, 2000 net income for the cumulative change to prior years' results consists of the following:



(amounts in thousands)
Deferred Initial fees                                          $  108,476
Deferred LAS fees                                                  60,570
                                                                 --------
Total deferred fees                                               169,046
Deferred income tax benefit                                       (67,956)
                                                                  --------
Cumulative effect of change in accounting principle            $  101,090
                                                               ==========

For the year ended December 31, 2000, Nasdaq recognized $55.7 million in revenue that was included in the cumulative effect adjustment as of January 1, 2000. This revenue contributed $33.3 million (after income taxes of $22.4 million) to net income for the year ended December 31, 2000.

The change in accounting principle affects the primary financial statements and income tax and earnings per share disclosures in Notes 8 and 14, respectively.

Deferred Revenue

Nasdaq's deferred revenue as of December 31, 2000 relating to issuer services fees will be recognized in the following years:


(amounts in thousands)                  Initial             LAS               Annual              Total
                                     --------------    --------------    -----------------     -------------
Fiscal year ended
2001                                       $34,532           $31,646        $          -            $66,178
2002                                        29,739            23,118                   -             52,857
2003                                        25,099            16,219                   -             41,318
2004                                        20,373             5,668                   -             26,041
2005 and thereafter                         17,950                 -                   -             17,950
                                     --------------    --------------    -----------------     -------------
                                          $127,693           $76,651        $          -           $204,344
                                     ==============    ==============    =================     =============


Nasdaq's deferred revenue for the year ended December 31, 2000 is reflected in the following table. The additions reflect the issuer services fees charged during the year while the amortization reflects the issuer services fee revenues recognized during the year based on the accounting methodology described above.


(amounts in thousands)                   Initial             LAS              Annual             Total
                                      --------------    ---------------    --------------     -------------
Balance at January 1, 2000                 $108,476        $60,570            $      -          $169,046
Additions                                    53,129         49,713              81,753           184,595
Amortization                               (33,912)        (33,632)            (81,753)         (149,297)
                                      --------------    ---------------    --------------     -------------
Balance at December 31, 2000               $127,693        $76,651            $      -          $204,344
                                      ==============    ===============    ==============     =============


5.  Investments

Investments consist of U.S. Treasury securities obligations of U.S. Government sponsored enterprises, municipal bonds, equity securities and other financial instruments. Following is a summary of investments classified as available for sale which are carried at fair value as of December 31, 2000:


                                                      Available-for-Sale Securities
                                     ----------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                       Unrealized      Unrealized         Fair
(amounts in thousands)                    Cost           Gains           Losses          Value
                                     ----------------------------------------------------------------
December 31, 2000
U.S. Treasury securities and
    obligations of U.S. government
    agencies                             $109,350         $542            $59              $109,834
Obligations of states and political
    subdivisions                           43,664           55            954                42,765
Asset-backed securities                    52,846          202            513                52,535
U.S. corporate securities                   6,018           61             90                 5,988
Other debt securities                         649            9              -                   658
                                     ----------------------------------------------------------------
    Total debt securities                 212,527          869          1,616               211,780
Equity securities                          19,069        3,584          2,343                20,310
                                     ----------------------------------------------------------------
    Total                                $231,596       $4,453         $3,959              $232,090
                                     ================================================================



Following is a summary of investments classified as held to maturity which are carried at amortized cost as of December 31, 2000:


                                                       Held-to-Maturity Securities
                                     ----------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                       Unrealized      Unrealized         Fair
(amounts in thousands)                    Cost           Gains           Losses          Value
                                     ----------------------------------------------------------------
December 31, 2000
U.S. Treasury securities and
    obligations of U.S. government
    agencies                            $28,579            $45             $32             $28,592
Obligations of states and political
    subdivisions                              -              -               -                   -
Asset-backed securities                       -              -               -                   -
U.S. corporate securities                     -              -               -                   -
Other debt securities                         -              -               -                   -
                                     ----------------------------------------------------------------
    Total                               $28,579            $45             $32             $28,592
                                     ================================================================




5.  Investments (continued)

Following is a summary of investments classified as available for sale which are carried at fair value as of December 31, 1999:

                                                      Available-for-Sale Securities
                                     ----------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                       Unrealized      Unrealized         Fair
(amounts in thousands)                    Cost           Gains           Losses          Value
                                     ----------------------------------------------------------------
December 31, 1999
U.S. Treasury securities and
    obligations of U.S. government
    agencies                             $68,751           $135            $487            $68,399
Obligations of states and political
    subdivisions                          37,140              -             792             36,348
Asset-backed securities                   16,814              1             657             16,158
U.S. corporate securities                  9,055              1             164              8,892
Other debt securities                          -              -               -               -
                                     ----------------------------------------------------------------
    Total debt securities                131,760            137           2,100            129,797
Equity securities                         19,125          5,642             998             23,769
                                     ----------------------------------------------------------------
    Total                               $150,885         $5,779          $3,098           $153,566
                                     ================================================================


Following is a summary of investments classified as held to maturity which are carried at amortized cost as of December 31, 1999:


                                                       Held-to-Maturity Securities
                                     ----------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                       Unrealized      Unrealized         Fair
(amounts in thousands)                    Cost           Gains           Losses          Value
                                     ----------------------------------------------------------------
December 31, 1999
U.S. Treasury securities and
    obligations of U.S. government
     agencies                            $ 28,417          $ 7             $617            $27,807
Obligations of states and political
    subdivisions                                -            -                -                  -
Asset-backed securities                         -            -                -                  -
U.S. corporate securities                       -            -                -                  -
Other debt securities                           -            -                -                  -
                                     ----------------------------------------------------------------
    Total                                $ 28,417          $ 7             $617            $27,807
                                     ================================================================



During the years ended December 31, 2000, and 1999, debt and marketable equity available-for-sale securities with a fair value at the date of sale of $72.7 million and $145.6 million, respectively, were sold. The gross realized gains on such sales totaled $2.8 million and $830,000, respectively, and the gross realized losses totaled $955,000 and $998,000, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity totaled $(224,000) and $3.0 million, respectively.

6.       Fair Value of Financial Instruments

Nasdaq considers cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, due to banks, and long-term debt to be its financial instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, and due to banks closely approximate their fair values. The approximate fair value of Nasdaq's long-term debt was estimated using a discounted cash flow analysis, based on Nasdaq's assumed incremental borrowing rates for similar types of borrowing arrangements. This analysis indicates that the fair value of Nasdaq's long-term debt at December 31, 2000 and 1999 approximates its carrying amount.

7.       Long-Term Debt

In May 1997, Nasdaq entered into a $25.0 million note payable with a financial institution (the "Lender"). Principal payments are scheduled to begin in 2007 and continue in equal monthly instalments until maturity in 2012. The note requires monthly interest payments through May 2007 at an annual rate of 7.41%. After May 2007, Nasdaq will incur interest equal to the Lender's cost of funds rate, as defined in the agreement, plus 0.5%. Interest expensed and paid under the agreement totaled approximately $1.9 million for each of the years ended December 31, 2000, 1999 and 1998.

8.       Income Taxes

The income tax provision includes the following amounts:

                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Current income taxes:
    Federal                                    $     75,446      $      46,482    $     22,930
    State                                            14,138             11,599           5,196
                                               -----------------------------------------------------
Total current income taxes                           89,584             58,081          28,126

Deferred income taxes:
    Federal                                         (53,717)               273          (1,695)
    State                                           (13,346)                67            (421)
                                               -----------------------------------------------------
Total deferred income taxes                         (67,063)               340          (2,116)
                                               -----------------------------------------------------

                                                     22,521             58,421          26,010
Less deferred tax benefit attributable to
cumulative effect of change in accounting
principle                                            67,956                 --              --
                                               -----------------------------------------------------
Total provision for income taxes               $     90,477      $      58,421    $     26,010
                                               =====================================================

Income taxes paid during the periods           $    101,171      $      49,992    $     24,131




8.       Income Taxes (continued)

Reconciliations of the statutory U.S. federal income tax rates to the effective tax rates are as follows:


                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Federal                                             35.0%             35.0%            35.0%
State                                                3.6               5.2              5.1
Foreign losses without US benefit                    2.9               -                -
Other, net                                           0.6               0.2              2.6
                                               -----------------------------------------------------
Effective rate                                      42.1%             40.4%            42.7%
                                               =====================================================

Components of Nasdaq's deferred tax assets and liabilities consisted of the following:


                                                                     December 31,
                                                                2000               1999
                                                        ------------------- -----------------

Deferred tax assets:
   Deferred fees                                        $        82,600     $         2,233
   Compensation and benefits                                      1,592                 179
   Bad debts                                                      5,139               2,801
   Other                                                          4,293                   -
                                                        ------------------- -----------------
Total deferred tax assets                               $        93,624     $         5,213
                                                        =================== =================
Deferred tax liabilities:
   Depreciation                                         $       (12,492)             (9,966)
   Software development costs                                   (19,624)             (5,184)
   Other                                                              -               4,222
                                                        ------------------- -----------------
Total deferred tax liabilities, net                     $       (32,116)    $       (10,928)
                                                        =================== =================

Due to the Nasdaq's foreign operations, it has approximately $5.0 million of foreign deferred tax assets, primarily Net Operating Losses, the majority of which expire in seven years. These in-country deferred tax assets have been fully reserved by an offsetting Valuation Allowance as it is not "more likely than not" that these deferred tax assets will be realized.

9.    Employee Benefits

Nasdaq is a participating employer in a noncontributory, defined-benefit pension plan, along with other arrangements, that the NASD maintains for the benefit of eligible employees of its subsidiaries. The benefits are primarily based on years of service and the employees' average salary during the highest 60 consecutive months of employment. The plan assets consist primarily of fixed income and equity securities.


9.    Employee Benefits (continued)

 The following table sets forth the plans' funded status and amounts recognized in the Nasdaq balance sheets of December 31:


                                                                               Pension Benefits
                                                                            2000              1999
                                                                      ------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                               $      39,773     $    33,184
Service cost                                                                  4,543           3,304
Interest cost                                                                 3,246           2,448
Actuarial losses                                                              5,488           7,363
Benefits paid                                                                (1,988)         (2,246)
(Gain) loss due to change in discount rate                                    2,605          (4,280)
                                                                      ------------------------------------
Benefit obligation at end of year                                     $      53,667     $    39,773
                                                                      ------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year                        $      28,312     $    22,801
Actual return on plan assets                                                  2,058           5,276
Company contributions                                                         3,082           2,480
Benefits paid                                                                (1,988)         (2,245)
                                                                      ------------------------------------
Fair value of plan assets at end of year                                $    31,464     $    28,312
                                                                      ------------------------------------

Funded status of the plan (underfunded)                               $     (22,203)        (11,461)
Unrecognized net actuarial gain                                               8,393           1,444
Unrecognized prior service cost                                                 906             976
Unrecognized transition obligation/(asset)                                     (390)           (447)
                                                                      ------------------------------------
Accrued benefit cost                                                  $     (13,294)    $    (9,488)
                                                                      ====================================



As of December 31, 2000 and 1999, $2.9 million and $2.4 million, respectively, of the accrued pension liability is carried as current in the accounts payable and accrued expenses line of the consolidated balance sheets.


                                                                               Pension Benefits
                                                                            2000              1999
                                                                      ------------------------------------

Weighted-average assumptions as of December 31
Discount rate                                                               7.5%              8.0%
Expected return on plan assets                                              9.0               9.0
Rate of compensation increase                                               5.2               5.3


9.    Employee Benefits (continued)

                                                                         Pension Benefits
                                                             2000              1999             1998
                                                       -----------------------------------------------------
Components of net periodic benefit cost
Service cost                                           $       4,543     $       3,304    $       2,817
Interest cost                                                  3,246             2,448            2,039
Expected return on plan assets                                (2,533)           (2,261)          (1,693)
Amortization of unrecognized transition asset                    (57)              (57)             (57)
Recognized net actuarial loss                                    145               101               65
Prior service cost recognized                                    131               133              131
Curtailment/settlement loss recognized                         1,296                 -                -
                                                       -----------------------------------------------------
Benefit cost                                           $       6,771     $       3,668    $       3,302
                                                       =====================================================

Nasdaq also participates in a voluntary savings plan for eligible employees of the NASD and its subsidiaries. Employees are immediately eligible to make contributions to the plan and are also eligible for an employer contribution match at an amount equal to 100% of the first 4% of eligible employee contributions. Eligible plan participants may also receive an additional discretionary match from Nasdaq. Savings plan expense for the years ended December 31, 2000, 1999, 1998 was $3.7 million, $2.9 million, and $2.0 million, respectively. The expense included a discretionary match authorized by the NASD Board of Governors totaling $1.3 million for the year ended December 31, 2000, $1.3 million for the year ended December 31, 1999, and $1.0 million for the year ended December 31, 1998.

In December 2000, the Nasdaq Board of Directors approved the implementation of an equity incentive plan and an employee stock purchase plan. The plans will be submitted to Nasdaq stockholders for their approval. As of December 31, 2000, no grants had been made under the plans.

In May and July 2000, restricted common stock and options on common stock of Nasdaq Japan were awarded to certain Nasdaq officers and key employees who devote substantial time to the business of Nasdaq Japan. These awards contain restrictions and are subject to vesting provisions. The stock options were granted at an exercise price of $500 per share, the estimated fair value of the stock at the time of the award. They are exercisable for a period of 7.0 years, and are subject to vesting provisions, generally three years. As of December 31, 2000 there were 205 stock options outstanding to purchase shares of Nasdaq Japan held by Nasdaq Global, none of them exercisable, with an approximate value of $24,700 per share. The restricted stock award was for 475 shares at the estimated fair value of $500 per share. As of December 31, 2000, the restricted stock had an approximate value of $25,000 per share, and 1/3 of the shares were vested. In April 2001, Nasdaq Japan's shares split four-for-one.

These awards are marked to market, and the fair value is being expensed over the vesting periods. Nasdaq recorded approximately $3.8 million in compensation expense during 2000 related to these awards.


10.    Leases

Nasdaq leases certain office space and equipment in connection with its operations. The majority of these leases contain escalation clauses based on increases in property taxes and building operating costs. Certain of these leases also contain renewal options. Rent expense for operating leases was $9.9 million for the year ended December 31, 2000, $4.0 million for the year ended December 31, 1999 and $1.4 million for the year ended December 31, 1998.

Future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:


10.    Leases (continued)

Year ending December 31:
2001                                                        $       13,455
2002                                                                16,034
2003                                                                16,047
2004                                                                16,376
2005                                                                16,234
Remaining years                                                    126,259
                                                            -------------------
Total minimum lease payments                                $      204,405
                                                            ===================

Future minimum lease payments under noncancellable capital leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

Year ending December 31:
2001                                                        $        6,462
2002                                                                 6,462
2003                                                                 3,231
2004                                                                     -
2005                                                                     -
Remaining years                                                          -
                                                            -------------------
Total minimum lease payments                                $       16,155
                                                            ===================

11.   Warrants

In connection with the OptiMark, Inc. ("OptiMark") partnership, OptiMark agreed to issue to Nasdaq warrants to purchase up to an aggregate of 11.25 million shares of its common stock, $0.01 par value per share. The warrants are exercisable in several tranches upon the achievement of certain milestones, which are based primarily upon the average daily share volume of Nasdaq securities traded through the OptiMark Trading System. The first milestone was the warrant commencement date, which occurred on October 11, 1999. On that date, Nasdaq received two fully exercisable warrants from OptiMark to purchase 4.5 million shares. The first 2.25 million shares may be purchased at an exercise price of $5.00 per share. All remaining warrants provide that shares may be purchased at an exercise price of $7.00 per share. The warrants are exercisable through the earlier of (i) the last day that the OptiMark System continues to be available on all Nasdaq Workstation II workstations and (ii) the fifth anniversary of the warrant commencement date, or October 11, 2004. As of October 11, 1999, these warrants had a combined value of $33.5 million that is considered to be the cost of these warrants. The deferred revenue associated with these warrants was to be amortized into income based on share volume traded through the OptiMark System.

In September 2000, OptiMark announced a strategic change in its business that will allow it to focus on providing technology solutions to electronic marketplaces. As part of the change, OptiMark decided to suspend trading operations on the OptiMark System. As a result, Nasdaq management has concluded that its investment in warrants in OptiMark as well as the realization of the deferred revenue related to these warrants is impaired. Therefore, in September 2000, Nasdaq reduced its investment in warrants and related deferred revenue to zero. Nasdaq will monitor OptiMark's implementation of its new business model and assess the value of the warrants at each balance sheet date.

12.   Commitments and Contingencies

In November 1997, Nasdaq entered into a $600 million six-year agreement with WorldCom to replace the existing data network that connects the Nasdaq market facilities to market participants. The contract contains a series of market participant usage related guarantees. Nasdaq paid a deposit of $8 million related to the agreement. Nasdaq has guaranteed WorldCom that the market participants will generate a minimum of $300 million in usage under the contract from inception through November 2003. If $350 million of the service is used, $4 million of the deposit will be returned to Nasdaq. If $400 million of usage is achieved, the full $8 million will be returned. Cumulative billings under the contract were $143.3 million as of December 31, 2000. As of December 31, 2000 the deposit has been fully reserved, based on projected usage under the contract. Nasdaq believes the implementation of

12.   Commitments and Contingencies (continued)

SuperMontage will preclude Nasdaq from reaching the $350 million usage level and receiving a refund of the deposit.

In October 2000, Nasdaq entered into a contract with OptiMark under which OptiMark was engaged to provide software development services in connection with the development of the SuperMontage system. Nasdaq will pay OptiMark for the SuperMontage development for a period not to exceed twelve months. Additionally, OptiMark will be entitled to receive incentive payments if it meets certain delivery milestones agreed to in the contract. If Nasdaq uses OptiMark's services for the full twelve months of expected development effort and OptiMark meets all of its deliverables, then Nasdaq will be required to pay up to $14.9 million.

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Management believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

13.   Related Party Transactions

Related party receivables and payables are the result of various transactions between Nasdaq and its affiliates. Payables to related parties are comprised primarily of the regulation charge from NASDR, a wholly-owned subsidiary of the NASD. NASDR charges Nasdaq for costs incurred related to Nasdaq market regulation and enforcement. Support charges from the NASD to Nasdaq represent another significant component of payables to related parties. The support charge includes an allocation of a portion of the NASD's administrative expenses as well as its costs incurred to develop and maintain technology on behalf of Nasdaq. The remaining component of payables to related parties is cash disbursements funded by the NASD on behalf of Nasdaq.

Receivables from related parties are primarily attributable to costs incurred by Amex and funded by Nasdaq related to various Amex technology projects. The remaining portion of the receivable from related parties balance is related to cash disbursements funded by Nasdaq on behalf of its affiliates. Disbursements made by Nasdaq on behalf of affiliates relate mainly to office supply and utility charges where Nasdaq represents the largest portion.

Surveillance Charge from NASDR

NASDR incurs costs associated with surveillance monitoring, legal and enforcement activities related to the regulation of Nasdaq. These costs are charged to Nasdaq based upon the NASD management's estimated percentage of costs incurred by each NASDR department that are attributable directly to Nasdaq market surveillance. The following table represents Nasdaq management's estimate of the costs charged by NASDR to Nasdaq:

                                                                  December 31,
                                               -----------------------------------------------
                                                     2000             1999             1998
                                               -----------------------------------------------
Compensation                                   $     32,018      $     32,529    $      29,894
Professional and contract services                   27,110            20,000           16,193
Occupancy                                               399             1,687            1,945
Publications, supplies and postage                    2,924             1,661            1,744
Computer operations and data communications           5,010             3,430            2,503
Depreciation                                          8,435             3,831            3,205
Travel, meetings and training                         2,848             1,841            1,670
Other                                                 1,106               150              192
                                               -----------------------------------------------
Total                                          $     79,850      $     65,129    $      57,346
                                               ===============================================

On June 28, 2000 Nasdaq entered into a Regulatory Services Agreement with NASDR (the "Regulatory Services Agreement"). Under the terms of this agreement, NASDR will provide Nasdaq regulatory services and related

13.   Related Party Transactions (continued)

administrative functions necessary for NASDR's performance of such services commencing upon the effectiveness of Nasdaq's registration as a national securites exchange. Through December 31, 2000, NASDR's fees charged to Nasdaq will reflect NASDR's cost of furnishing the services. After December 31, 2000, pricing will be determined on a "cost-plus basis" for each service. The initial term of the Regulatory Services Agreement expires on June 28, 2010. Nasdaq is subject to termination fees, payable to NASDR, if it terminates its receipt of services under the agreement for convenience.

Support Charge from the NASD

The NASD provides various administrative services to Nasdaq including legal assistance, accounting and managerial services. It is the NASD's policy to charge these expenses and other operating costs to Nasdaq based upon usage percentages determined by management of the NASD and Nasdaq. Additionally, the NASD incurs certain costs related to the development and maintenance of technology for Nasdaq. Technology development costs are allocated directly to Nasdaq based upon specific projects requested by Nasdaq. Technology maintenance costs are allocated based upon Nasdaq's share of computer usage. The following table represents Nasdaq management's estimate of the composition of costs charged by the NASD to Nasdaq:


                                                                                      December 31,
                                                                   ----------------------------------------------------
                                                                         2000             1999             1998
                                                                   -------------     -------------   -------------
Compensation                                                       $      25,899     $      25,956   $      25,942
Professional and contract services                                         9,986            16,671           7,784
Occupancy                                                                  9,576             4,637           5,212
Publications, supplies and postage                                         1,544             2,295           2,368
Computer operations and data communications                                1,500             5,243           4,145
Depreciation                                                               2,894             6,514           5,335
Travel, meetings and training                                              1,504             2,020           1,551
Other                                                                        701               759             267
                                                                   ----------------------------------------------------
Total                                                              $      53,604     $      64,095   $      52,604
                                                                   ====================================================


On June 28, 2000 Nasdaq entered into a Separation and Common Services Agreement with the NASD (the "NASD Separation Agreement"). Under the terms of this agreement, the NASD will provide Nasdaq the same administrative, corporate and infrastructure services it currently provides. The rates and methodology to be used in determining the cost of such services will be consistent with past practices. Nasdaq intends to develop its internal capabilities in the future in order to reduce its reliance on the NASD for such services. In addition, Nasdaq will provide the NASD continued access to such Nasdaq technology as the NASD requires to satisfy its obligation to Amex under the transaction agreement between the NASD and Amex in connection with the NASD's 1998 acquisition of Amex. Nasdaq will also continue to provide all services it currently provides to Amex. Nasdaq's costs for rendering such access and services will be recoverable from the NASD. Nasdaq and the NASD are negotiating a more detailed "Master Agreement" to supersede the NASD Separation Agreement that expires December 31, 2001. If such a Master Agreement is not executed prior to January 1, 2002, the NASD Separation Agreement automatically renews for an additional 12 months.

Nasdaq Charge to the American Stock Exchange LLC ("Amex")

Nasdaq incurs technology costs on behalf of Amex related to development of new Amex systems and enhancement of existing Amex systems. Additionally, Nasdaq incurs certain operating costs such as marketing on behalf of Amex. Amounts are charged based upon specific projects requested by Amex. Amounts charged from Nasdaq to Amex are included in support costs from related parties and are summarized as follows:

13.   Related Party Transactions (continued)

                                                                          December 31,
                                                     -------------------------------------------------
                                                            2000               1999             1998
                                                     -------------------------------------------------
Compensation                                         $        345        $        600     $      1,128
Professional and contract services                          4,389              13,090            7,334
Publications, supplies and postage                             11                  19               35
Other                                                         187                 326              612
                                                     -------------------------------------------------
Total                                                $      4,932        $     14,035     $      9,109
                                                     =================================================


In the opinion of management, all methods of cost allocation described above are reasonable for the services rendered.

14.       Capital Stock and Earnings Per Share

Each share of Common Stock has one vote, except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then-outstanding shares of Common Stock, who would otherwise be entitled to exercise voting rights in respect of more than 5% of the then-outstanding shares of Common Stock will be unable to exercise voting rights for any shares in excess of 5% of the then-outstanding shares of Common Stock. In connection with Phase I of the Restructuring, the NASD sold approximately 6,415,649 warrants to purchase up to an aggregate of 25,662,596 outstanding shares of Common Stock owned by the NASD. The voting rights associated with the shares of Common Stock underlying the warrants, as well as the shares of Common Stock purchased through the valid exercise of warrants, will be governed by the voting trust agreement (the "Voting Trust Agreement") entered into by the NASD, Nasdaq and The Bank of New York, as voting trustee (the "Voting Trustee"). Initially, the holders of the warrants (each, a "Warrant Holder" and, collectively, the "Warrant Holders") will not have any voting rights with respect to the shares of Common Stock underlying such warrants. Until Nasdaq becomes registered with the Securities and Exchange Commission as a national securities exchange ("Exchange Registration"), the shares of Common Stock underlying unexercised and unexpired warrant tranches, as well as the shares of Common Stock purchased through the exercise of warrants, will be voted by the Voting Trustee at the direction of the NASD. The voting rights associated with the shares of Common Stock underlying unexercised and expired warrant tranches will revert to the NASD. However, the NASD has determined, commencing upon Exchange Registration, to vote its shares of Common Stock (other than shares underlying then outstanding warrants) in the same proportion as the other stockholders of Nasdaq. Upon Exchange Registration, the Warrant Holders will have the right to direct the Voting Trustee as to the voting of the shares of Common Stock underlying unexercised and unexpired warrant tranches until the earlier of the exercise or the expiration of such warrant tranches. The shares of Common Stock purchased upon a valid exercise of a warrant tranche prior to Exchange Registration will be released from the Voting Trust Agreement upon Exchange Registration. The shares of Common Stock purchased upon a valid exercise of a warrant tranche after Exchange Registration will not be subject to the Voting Trust Agreement.

There are 30,000,000 shares of preferred stock authorized, and none issued and outstanding.

The following table sets forth the computation of basic earnings per share.


                                                                              December 31,
                                                         ---------------------------------------------------
                                                                2000               1999              1998
                                                         ---------------     --------------    -------------
Numerator for basic earnings per share                   $        23,306     $        86,149   $      34,955
Denominator for basic weighted average shares                112,090,493         100,000,000     100,000,000
Basic and diluted earnings per share:
     Before cumulative effect of change in accounting
         principle                                       $          1.11     $          0.86   $        0.35
     Cumulative effect of change in accounting principle           (0.90)                  -               -
                                                         ---------------------------------------------------
     Net income                                          $          0.21     $          0.86   $        0.35
                                                         ===================================================


14.       Capital Stock and Earnings Per Share (continued)

Diluted earnings per share are the same as basic earnings per share for all periods presented, as there were no dilutive potential common shares outstanding during the periods presented.

15.       Subsequent Events (Unaudited)

Phase II Private Placement

Phase II closed on January 18, 2001 with Nasdaq selling approximately 5.0 million shares, yielding net proceeds of approximately $63.7 million. As of May 4, 2001, the NASD owns approximately 70% of Nasdaq. On a fully-diluted basis, the NASD's ownership would be decreased to approximately 28%.

Nasdaq Europe S.A./N.V.

On March 27, 2001, Nasdaq acquired a majority ownership interest in the European Association of Securities Dealers Automated Quotation S.A./N.V., a pan-European market headquartered in Brussels for approximately $12.5 million. Nasdaq has renamed the company Nasdaq Europe S.A./N.V. ("Nasdaq Europe") and plans to restructure it into a globally linked, pan-European market.

Nasdaq's acquisition has been accounted for under the purchase method of accounting, resulting in the recording of goodwill of approximately $4.9 million.

Hellman & Friedman

On May 3, 2001, Nasdaq issued and sold $240.0 million in aggregate principal amount of its 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The annual 4% coupon will be payable in arrears in cash and the Subordinated Debentures will be convertible at any time into an aggregate of 12.0 million shares of Common Stock at $20.00 per share, subject to adjustment.

On a fully diluted basis, Hellman & Friedman owns an approximate 9.8% equity interest in Nasdaq. Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the current 5% voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13.00 per share or an aggregate purchase price of $239,999,994.

LIFFE

On June 1, 2001, Nasdaq and the London International Financial Futures and Options Exchange ("LIFFE") formed Nasdaq LIFFE, LLC, a new U.S. joint venture company to list and trade single stock futures. The products of this joint venture are expected to be traded through a modified version of the LIFFE CONNECT(TM) electronic system. Nasdaq has committed up to $15 million plus the rights to use certain trademarks in this venture. On August 21, 2001, the Commodity Futures Trading Commission approved Nasdaq LIFFE as a futures market and self-regulatory organization.

15.       Subsequent Events (Unaudited) (continued)

Nasdaq Europe Planning Company Limited

In February and March 2001, Nasdaq repurchased the ownership interests of certain minority shareholders in Nasdaq Europe Planning Company Limited for a total of $20 million.

Stock-Based Awards to Officers and Employees

As of February 14, 2001 Nasdaq granted 9.6 million stock options and 534,850 shares of restricted stock to certain employees and officers pursuant to its Equity Incentive Plan. Under the plan, Nasdaq grants stock options with an exercise price equal to the fair market value of the stock at the date of the grant. Nasdaq accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and accordingly, recognizes no compensation expense related to such grants.

Restricted stock awards are awarded in the name of the employee or officer at fair value at the date of the grant. The awards contain restrictions on sales and transfers, and are subject to a five-year vesting period. The 534,850 shares of restricted stock were awarded at a fair value of $13.00 per share, and are being expensed over the vesting period.




                      [Page intentionally left blank]




                       The Nasdaq Stock Market, Inc.


                   Condensed Consolidated Balance Sheets
                                (Unaudited)
                    (In thousands, except share amounts)

                                                                    June 30, 2001        December 31, 2000
                                                                   ----------------    ----------------------
Assets:
Current assets:
     Cash and cash equivalents                                     $       344,848     $       262,257

     Investments:
       Available-for-sale, at fair value                                   255,187             232,090
       Held-to-maturity, at amortized cost                                   9,680              21,967
     Receivables, net                                                      203,041             172,660
     Receivables from related parties                                       20,390               8,250
     Deferred tax asset                                                     37,791              32,367
     Other current assets                                                   15,782              14,869
                                                                   ----------------    ----------------------
     Total current assets                                                  886,719             744,460
                                                                   ----------------    ----------------------

Investments:
   Held-to-maturity, at amortized cost                                      19,125               6,612
Property and equipment:
   Land, buildings and improvements                                         87,828              80,727
   Data processing equipment and software                                  413,183             370,066
   Furniture, equipment and leasehold improvements                         166,106             134,638
                                                                   ----------------    ----------------------
                                                                           667,117             585,431
   Less accumulated depreciation and amortization                         (294,913)           (252,380)
                                                                   ----------------    ----------------------
Total property and equipment, net                                          372,204             333,051
Non-current deferred tax asset                                              61,105              61,257
Other assets                                                                27,515              25,753
                                                                   ----------------    ----------------------
Total assets                                                        $    1,366,668       $   1,171,133
                                                                   ================    ======================

See accompanying notes to unaudited condensed consolidated financial statements.




             Condensed Consolidated Balance Sheets (continued)
                                (Unaudited)
                    (In thousands, except share amounts)

                                                                    June 30, 2001      December 31, 2000
                                                                   ----------------    ------------------
Liabilities:
Current liabilities:
     Accounts payable and accrued expenses                                $124,851              $117,867
     Accrued personnel costs                                                31,679                37,273
     Deferred revenue                                                      107,404                66,178
     Other accrued liabilities                                              53,178                35,374
     Due to banks                                                            5,107                13,876
     Payables to related parties                                            27,689                19,158
                                                                   ----------------    ------------------
Total current liabilities                                                  349,908               289,726


Long-term debt:
     Senior notes                                                           43,431                25,000
     Subordinated indebtedness                                             240,000                     -
Accrued pension costs                                                       14,597                10,390
Non-current deferred tax liability                                          40,407                32,116
Non-current deferred revenue                                               128,481               138,166
Other liabilities                                                           34,173                15,033
                                                                   ----------------    ------------------
Total long-term liabilities                                                501,089               220,705

Total liabilities                                                          850,997               510,431

Minority interests                                                           1,992                15,543

Stockholders' Equity
Common stock, $.01 par value, 300,000,000 authorized, Shares issued:  128,692,543 in 2001 and 123,663,746 in 2000;
    Shares outstanding: 110,231,005 in 2001 and 123,663,746
    in 2000                                                                  1,287                 1,237
Additional paid-in capital                                                 337,039               273,387
Common stock in treasury, at cost: 18,461,538 shares in 2001
    and 0 shares in 2000                                                  (240,000)                    -
Unrealized gains on available-for-sale investments, net of tax               1,009                   321
Foreign currency translation                                                (5,134)               (2,213)
Deferred stock compensation                                                 (5,619)                    -
Common stock issuable                                                        6,895                     -
Retained earnings                                                          418,202               372,427
                                                                   ----------------    ------------------
Total stockholders' equity                                                 513,679               645,159
                                                                   ----------------    ------------------
Total liabilities, minority interest and stockholders' equity       $    1,366,668     $       1,171,133
                                                                   ================    ==================

See accompanying notes to unaudited condensed consolidated financial statements.




                Condensed Consolidated Statements of Income
                                (Unaudited)
                    (In thousands, except share amounts)

                                                                                  Six months ended
                                                                        -------------------------------------
                                                                         June 30, 2001       June 30, 2000
                                                                        ----------------    -----------------
Revenues:
   Transaction services                                                  $      221,192     $       199,948
   Market information services                                                  118,670             134,641
   Issuer services                                                               77,085              71,029
   Other                                                                         27,126              12,901
                                                                        ----------------    -----------------
Total revenues                                                                  444,073             418,519
                                                                        ----------------    -----------------

Expenses:
   Compensation and benefits                                                     85,809              62,122
   Marketing and advertising                                                     11,649              22,873
   Depreciation and amortization                                                 42,664              28,538
   Professional and contract services                                            31,566              21,198
   Computer operations and data communications                                   87,948              61,839
   Bad debt expense                                                              13,003               2,150
   Occupancy                                                                     13,462               8,002
   Other                                                                         31,437              11,458
                                                                        ----------------    -----------------
Total direct expenses                                                           317,538             218,180
                                                                        ----------------    -----------------
Support costs from related parties, net                                          51,708              52,797
                                                                        ----------------    -----------------
Total expenses                                                                  369,246             270,977
                                                                        ----------------    -----------------

Net operating income                                                             74,827             147,542
Interest income                                                                   9,977               5,405
Interest expense                                                                 (2,450)               (959)
Minority interests                                                                1,982                   -
Provision for income taxes                                                      (38,561)            (60,339)
                                                                        ----------------    -----------------
Income before cumulative effect of change in accounting
    principle                                                                    45,775              91,649
                                                                        ----------------    -----------------
Cumulative effect of change in accounting principle, net of taxes of                  -      $     (101,090)
    $67,956
                                                                        ----------------    -----------------
Net income (loss)                                                        $       45,775     $        (9,441)
                                                                        ================    =================

Basic and diluted earnings per share before cumulative effect of
    change in accounting principle                                      $          0.37     $          0.91
                                                                        ================    =================
Basic and diluted earnings (loss) per share for change in accounting
    principle                                                           $             -     $         (1.01)
                                                                        ================    =================
Basic and diluted earnings (loss) per share                             $          0.37     $         (0.09)
                                                                        ================    =================

See accompanying notes to unaudited condensed consolidated financial statements.



                       The Nasdaq Stock Market, Inc.



               Condensed Consolidated Statements of Cash Flow
                                (Unaudited)
                    (In thousands, except share amounts)


                                                                                  Six months ended
                                                                          June 30, 2001      June 30, 2000
                                                                        -----------------  ------------------
Cash flow from operating activities
Cash received from customers                                            $         441,027   $       426,105
Cash paid to suppliers and employees                                             (257,159)         (214,998)
Cash paid to related parties, net                                                 (50,009)          (59,569)
Income taxes paid                                                                 (22,259)          (20,799)
Interest received, net                                                              7,500             4,464
Other                                                                              (6,897)              259
                                                                        -----------------  ------------------
Cash provided by operating activities                                             112,203           135,462
                                                                        -----------------  ------------------

Cash flow from investing activities
Proceeds from redemptions of available-for-sale investments                       160,979            39,162
Purchases of available-for-sale investments                                      (186,864)          (52,411)
Proceeds from maturities of held-to-maturity investments                                -             3,000
Purchases of held-to-maturity investments                                            (226)           (3,203)
Acquisition, net of cash acquired                                                     558           (16,979)
Proceeds from sale of stock in Nasdaq Europe                                        9,564                 -
Proceeds from sales of property and equipment                                      21,868             3,755
Purchases of property and equipment                                               (76,884)          (45,428)
                                                                        -----------------  ------------------
Cash used in investing activities                                                 (71,005)          (72,104)
                                                                        -----------------  ------------------
Cash flow from financing activities
Decrease in due to banks                                                           (8,769)           (2,505)
Proceeds from Phase I private placement offering                                        -           254,142
Contributions from minority shareholders                                                -            30,000
Net proceeds from Phase II private placement                                       63,688                 -
Repayment of minority interests in Nasdaq Europe Planning
    Company Limited                                                               (20,000)                -
Payments for treasury stock purchases                                            (240,000)                -
Increase in long-term debt                                                        246,474                 -
                                                                        -----------------  ------------------
Cash provided by financing activities                                              41,393           281,637
                                                                        -----------------  ------------------

Increase in cash and cash equivalents                                              82,591           344,995
Cash and cash equivalents at beginning of period                                  262,257            10,598
                                                                        -----------------  ------------------
Cash and cash equivalents at end of period                              $         344,848    $      355,593
                                                                        =================  ==================


See accompanying notes to unaudited condensed consolidated financial statements.




              Consolidated Statements of Cash Flow (continued)
                                (Unaudited)
                    (In thousands, except share amounts)


                                                                                   Six months ended
                                                                            June 30, 2001       June 30, 2000
                                                                          -----------------   ----------------
Reconciliation of net income (loss) to cash provided by operating activities
Net income (loss)                                                         $          45,775    $       (9,441)
Non-cash items included in net income (loss):
      Cumulative effect of change in accounting principle, net of taxes                   -           101,090
      Depreciation and amortization                                                  42,664            28,538
      Stock-based compensation                                                        1,276                 -
      Minority interests                                                              1,765                 -
      Other non-cash adjustments included in net income                              (1,258)                -

Net change in:
      Receivables, net                                                              (29,521)          (63,307)
      Receivables from related parties                                              (12,140)          (14,527)
      Deferred tax asset                                                             (5,890)          (10,964)
      Other current assets                                                              454             3,778
      Other assets                                                                   (1,739)           (1,228)
      Accounts payable and accrued expenses                                          (7,187)          (21,366)
      Accrued personnel costs                                                        (6,021)           (9,934)
      Deferred revenue                                                               31,347            71,012
      Other accrued liabilities                                                      17,663            54,616
      Payables to related parties                                                     8,531             7,755
      Accrued pension costs                                                           4,207             1,731
      Deferred tax liability                                                          5,856                 -
      Other liabilities                                                              16,421            (2,291)
                                                                          -----------------   ----------------
      Cash provided by operating activities                                  $      112,203    $      135,462
                                                                          =================   ================

See accompanying notes to unaudited condensed consolidated financial statements.




                       The Nasdaq Stock Market, Inc.
    Notes to the Unaudited Condensed Consolidated Financial Statements

                                (Unaudited)


1.       Basis of Presentation

The Nasdaq Stock Market, Inc. ("Nasdaq") is the parent company of Nasdaq Global Holdings; Quadsan Enterprises, Inc.; Nasdaq Tools, Inc. ("Nasdaq Tools"); Nasdaq Financial Products Services, Inc. (formerly Nasdaq Investment Product Services, Inc.); and Nasdaq International Market Initiatives, Inc.; collectively referred to as Nasdaq. These entities are wholly owned by Nasdaq. Nasdaq is a subsidiary of the National Association of Securities Dealers, Inc. (the "NASD").

Nasdaq operates in one segment as defined in the Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures About Segments of an Enterprise and Related Information." Nasdaq uses a multiple market maker system to operate an electronic, screen-based equity market. Nasdaq's principal business products are issuer, transaction, and market information services. The majority of this business is transacted with listed companies, market data vendors, and firms in the broker-dealer industry within the United States.

All material intercompany accounts and transactions have been eliminated in consolidation. Nasdaq's financial statements have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") with respect to the Form 10-Q and reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Pursuant to such rules and regulations, certain footnote disclosures, which are normally required under generally accepted accounting principles, have been omitted. It is recommended that these financial statements be read in conjunction with the Condensed Consolidated Financial Statements included in Nasdaq's Registration Statement filed on Form 10, as amended, for the twelve months ended December 31, 2000.

The nature of Nasdaq's business is such that the results of any interim period may vary significantly from quarter to quarter and may not be indicative of the results to be expected for the fiscal year. Certain prior period amounts reflect reclassifications to conform to the current period's presentation.

2.       Significant Transactions

In June 2001, Nasdaq Europe S.A./N.V. ("Nasdaq Europe"), a pan-European stock market headquartered in Brussels, sold approximately an 11.0% stake to a group of eight major U.S. and European securities firms. The sale yielded net proceeds of approximately $9.6 million and reduced Nasdaq's ownership in Nasdaq Europe to 60.5% (52.7% after potential dilution of outstanding warrants). As a result of this transaction, Nasdaq adjusted the carrying value of its investment in Nasdaq Europe, through stockholders' equity, to reflect its adjusted share of the book value of Nasdaq Europe.

3.       Change in Accounting Principle

On August 17, 2001, Nasdaq concluded discussions with the SEC with respect to the implementation in its financial statements of Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which became effective for SEC reporting companies in the fourth quarter of 2000. Nasdaq became a SEC public reporting company on June 29, 2001, the effective date of this Registration Statement. As a result of the discussions with the SEC, Nasdaq changed its method of accounting for revenue recognition for certain components of its issuer services revenues.

In accordance and consistent with generally accepted accounting principles, as SAB 101 was adopted effective the fourth quarter of 2000, the change in accounting principle has been applied as of January 1, 2000. In accordance with applicable accounting guidance prior to SAB 101, Nasdaq recognized revenue for issuer initial listing fees and listing of additional shares ("LAS") fees in the month the listing occurred or in the period additional shares were issued, respectively. Nasdaq now recognizes revenue related to initial listing fees and LAS fees on a straight line basis over estimated service periods, which are six and four years, respectively.

3.       Change in Accounting Principle  (continued)

As a result of this change in accounting principle, pro forma net income for the six months ended June 30, 2000, excluding the cumulative effect of the change in accounting principle on prior years' results, decreased $16.4 million ($0.16 per share) to $91.6 million ($0.91 per share). In addition, Nasdaq recognized a one-time cumulative effect of a change in accounting principle in the first quarter of 2000. This cumulative effect of a change in accounting principle decreased net income in the first six months of 2000 by $101.1 million ($1.01 per share), resulting in a $9.4 million loss ($0.09 per share). The adjustment to first quarter 2000 net income for the cumulative change to prior years' results consists of the following:


(amounts in thousands)
Deferred initial listing fees                                   $108,476
Deferred LAS fees                                                 60,570
                                                               ----------
Total deferred fees                                              169,046
Deferred income tax benefit                                      (67,956)
                                                               ----------
Cumulative effect of change in accounting principle             $101,090
                                                               ==========

For the six months ended June 30, 2001 and 2000, Nasdaq recognized $24.0 million and $29.3 million in revenue, respectively, that was included in the cumulative effect adjustment as of January 1, 2000. This revenue contributed $14.4 million (after income taxes of $9.6 million) and $17.5 million (after income taxes of $11.8 million) to net income for the six months ended June 30, 2001 and 2000, respectively.

4.       Deferred Revenue

Nasdaq's deferred revenue as of June 30, 2001 related to issuer services fees will be recognized in the following years:

(amounts in thousands)
Fiscal year ended:                        Initial            LAS             Annual              Total
                                       --------------   --------------    --------------    -----------------
2001                                        $ 17,426          $16,963           $42,203             $ 76,592
2002                                          30,989           27,516                 -               58,505
2003                                          26,348           20,617                 -               46,965
2004                                          21,622           10,066                 -               31,688
2005 and thereafter                           20,762            1,373                 -               22,135
                                       --------------   --------------    --------------    -----------------
                                           $ 117,147         $ 76,535          $ 42,203             $235,885
                                       ==============   ==============    ==============    =================


Nasdaq's deferred revenue for the six months ended June 30, 2001 and 2000 are reflected in the following tables. The additions reflect the issuer services fees charged during the quarter while the amortization reflects the issuer services fee revenues recognized during the period based on the accounting methodology described in Note 3 above.

(amounts in thousands)                   Initial            LAS              Annual            Total
                                      ---------------  ---------------   ---------------   ---------------
Balance at January 1, 2001                 $ 127,693          $76,651            $    -         $ 204,344
Additions                                      7,496           17,592            83,538           108,626
Amortization                                 (18,042)         (17,708)          (41,335)          (77,085)
                                      ---------------  ---------------   ---------------   ---------------
Balance at June 30, 2001                   $ 117,147          $76,535          $ 42,203         $ 235,885
                                      ===============  ===============   ===============   ===============

(amounts in thousands)                   Initial            LAS              Annual            Total
                                      ---------------  ---------------   ---------------   ---------------
Balance at January 1, 2000                 $ 108,476          $60,570            $    -         $ 169,046
Additions                                     30,823           28,734            79,409           138,966
Amortization                                 (16,235)         (16,049)          (38,745)          (71,029)
                                      ---------------  ---------------   ---------------   ---------------
Balance at June 30, 2000                   $ 123,064         $ 73,255          $ 40,664         $ 236,983
                                      ===============  ===============   ===============   ===============

5.       Long-term debt

During the six months ended June 30, 2001, Nasdaq's consolidated long-term debt increased by $258.4 million to $283.4 million. The increase reflects $18.4 million of senior debt of Nasdaq Europe, acquired by Nasdaq during the first quarter of 2001. Of this total, $2.6 million matures in 2003 with the remaining $15.8 million maturing in 2004. The debt is Euro-denominated with $3.5 million containing contractual fixed interest rates and $14.9 million containing interest rates based on a fixed premium above London Interbank Offered Rates.

The increase also reflects the issuance of $240.0 million of 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and its affiliates (collectively, "Hellman & Friedman") on May 3, 2001. The annual 4% coupon will be payable in arrears in cash and the Subordinated Debentures will be convertible at any time into an aggregate of 12 million shares of Common Stock at $20.00 per share, subject to adjustment.

On a fully diluted basis, Hellman & Friedman owns an approximate 9.8% equity interest in Nasdaq. Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit the holders of Subordinated Debentures to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the current 5% voting limitation in Nasdaq's Restated Certificate of Incorporation. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. In addition, Hellman & Friedman is permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Effective May 3, 2001, F. Warren Hellman was elected to Nasdaq's Board of Directors pursuant to the foregoing provision.

6.       Commitments and Contingencies

In October 2000, Nasdaq entered into a contract with OptiMark, Inc. under which OptiMark was engaged to provide software development services in connection with the development of the SuperMontage system. In May 2001, Nasdaq entered into a revised contract with OptiMark, under which the Company will make guaranteed payments of $0.7 million per month through December 31, 2001 related to the design of the system.

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Management believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

7.       Comprehensive Income

Comprehensive income is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income combines net income and certain items that directly affect stockholders' equity, such as foreign currency translation adjustments. The components of comprehensive income for the six months ended June 30, 2001 and 2000 were as follows:

(amounts in millions)

                                                      Six months ended
                                                          June 30,
                                                ------------------------------
                                                     2001            2000
                                                ---------------  -------------
Net income (loss)                                        $45.8         $(9.4)
Unrealized gains on available-for-sale
     investments                                           0.7          (0.4)
Foreign currency translation adjustment                   (2.9)            -
                                                ---------------  -------------
Total comprehensive income (loss)                        $43.6         $(9.8)
                                                ===============  =============

8.       Capital Stock and Earnings Per Share

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures (see Note 5) to purchase 18,461,538 shares of Common Stock from the NASD for $13.00 per share for an aggregate purchase price of approximately $240.0 million. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by the NASD.

The following table sets forth the computation of basic and diluted earnings per share.


                                                                                         Six months ended
                                                                               ------------------------------------
(amounts in thousands, except share and per share data)                          June 30, 2001      June 30, 2000
                                                                               ---------------     ----------------
Numerator:
      Income before cumulative effect of change in accounting principle          $      45,775      $       91,649
      Numerator for basic earnings per share before cumulative effect of
       change in accounting principle                                                   45,775              91,649
      Cumulative effect of change in accounting principle                                    -            (101,090)
      Numerator for basic earnings per share for change
       in accounting principle                                                               -            (101,090)
      Net income (loss)                                                                 45,775              (9,441)
      Numerator for basic earnings per share                                            45,775              (9,441)
      Interest impact of convertible debt, net of tax                                      902                   -
      Numerator for diluted earnings per share                                          46,677              (9,441)

Denominator:

      Weighted average shares                                                       122,304,373         100,390,062
      Denominator for basic earnings per share                                     122,304,373         100,390,062
      Effect of dilutive securities:
        Employee stock options                                                               -                   -
        Employee restricted stock                                                       26,523                   -
        Convertible debt assumed converted into common                               3,845,304                   -
       Denominator for diluted earnings per share                                  126,176,200         100,390,062
Basic earnings per share before cumulative effect of change in accounting
      principle                                                                  $        0.37      $         0.91
                                                                                ================== =================
Diluted earnings per share before cumulative effect of change in
      accounting principle                                                       $        0.37      $         0.91
                                                                                ================== =================
Basic earnings (loss) per share for change in accounting principle               $        -         $        (1.01)
                                                                                ================== =================
Diluted earnings (loss) per share for change in accounting principle             $        -         $        (1.01)
                                                                                ================== =================
Basic earnings (loss) per share                                                  $        0.37      $        (0.09)
                                                                                ================== =================
Diluted earnings (loss) per share                                                $        0.37      $        (0.09)
                                                                                ================== =================

8.   Capital Stock and Earnings Per Share (continued)

For the six month period ended June 30, 2001, the Subordinated Debentures were convertible into 12.0 million shares of Common Stock at a conversion price of $20.00 per share, subject to adjustment. For purposes of calculating diluted earnings per share, the Subordinated Debentures were assumed to be converted into shares of Common Stock, on a weighted average basis, since basic earnings per share exceeded interest (net of tax) per share obtainable upon conversion.

The option awards made during the first quarter of 2001 were not included in computing diluted earnings per share as their effect was not dilutive.



                               EXHIBIT INDEX

Exhibit
Number                                      Description

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2. Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 31, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.(^)

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, affective as of December 29, 2000.(+)

10.18.1 Letter Agreement, dated July 22, 2001, among Frank G. Zarb, the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11       Statement regarding computation of per share earnings
         (incorporated herein by reference to "Item 2. Financial
         Information" of this Form 10).

12       Computations of ratios (not applicable).

21.1     List of all subsidiaries.(+)

 * Confidential treatment has been requested from the Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration Statement on Form 10 (file number 000-32651) filed on April 30, 2001.

(^) Previously filed with The Nasdaq Stock Market, Inc.'s Amendment No. 1 to Registration Statement on Form 10 (file number 000-32651) filed on May 14, 2001.